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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 5, 2004

REGISTRATION NO. 333-112533

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Pre-Effective
Amendment No. 4
to
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

GOLDEN OVAL EGGS, LLC
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2000 (Primary Standard Industrial Classification Code Number)	20-0422519 (I.R.S. Employer Identification Number)
340 Dupont Avenue NE Renville, Minnesota 56284 (320) 329-8182 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Golden Oval Eggs, LLC 340 Dupont Avenue NE Renville, Minnesota 56284 (320) 329-8182 (Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:
Mark J. Hanson, Esq. Ronald D. McFall, Esq. Lindquist & Vennum P.L.L.P. 4200 IDS Center Minneapolis, Minnesota 55402

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the conversion pursuant to the Agreement and Plan of Merger described herein have been satisfied or waived.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this Disclosure Statement-Prospectus is not complete and may be changed. The securities to be issued in the conversion may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This Disclosure Statement-Prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED MAY 5, 2004.

PROPOSED CONVERSION
of Midwest Investors of Renville, Inc., a Minnesota cooperative
(d.b.a. "Golden Oval Eggs")
to a Delaware limited liability company

Dear Member:

        Over the past several years, and particularly in recent months, the Board of Directors of Midwest Investors of Renville, Inc., a Minnesota cooperative (d.b.a. "Golden Oval Eggs") and its management have carefully analyzed Golden Oval's business and structure. As a result of that analysis, it became apparent that significant structural changes were appropriate. After carefully exploring alternatives, the Board of Directors has determined that it is in the best interests of the cooperative and its members to convert from a Minnesota cooperative to a Delaware limited liability company by merging the cooperative into a newly-formed Delaware limited liability company. We believe that the proposed conversion may create opportunities to enhance the value and improve the liquidity of members' equity interests.

        We cannot consummate the merger to effect the conversion without our members' approval. As described in the attached notice of special meeting, we will be holding a special meeting of members at [       ].m. on [                        ], 2004 at [                                    ], Minnesota for the purpose of approving the conversion. To vote, please complete and return the enclosed ballot in the envelope provided. Although we encourage you to vote by mail, you are invited to attend the special meeting and submit your ballot at that time. Your vote is very important. Our Board of Directors has approved the conversion and unanimously recommends that you vote "FOR" approval of the conversion. The affirmative vote of a majority of the votes cast, in person or by mail, at the special meeting is required to approve the conversion.

        In the conversion, each member would obtain limited liability company "units" issued by the newly-formed Delaware limited liability company, or "LLC". Specifically, the combination of each share of common stock of Golden Oval and a proportionate amount of the patronage equities to be issued by the cooperative would be converted into a Class A unit in the LLC. This will result in an initial offering of the LLC's Class A units, with each member receiving one Class A unit for each share currently held. No public market currently exists for these securities. As part of the conversion, Golden Oval intends to terminate the corn delivery program that has been in place since the cooperative's inception. To that end, each member is also being asked as a separate matter to voluntarily agree to terminate his or her uniform marketing agreement with the cooperative. In anticipation of the completion of the conversion, the cooperative, pursuant to its rights under the uniform marketing agreements, has suspended all delivery requirements under the uniform marketing agreements beginning May 2004. If the conversion is not approved by the cooperative's members, the cooperative will plan to resume the corn delivery program in September 2004. Following the conversion, the LLC will also take steps to terminate any remaining uniform marketing agreements.

        Attached is a Disclosure Statement of the cooperative and Prospectus of the LLC which provides detailed information about the proposed conversion and the new limited liability company. We encourage you to carefully review the entire Disclosure Statement—Prospectus. Please see "Risk Factors" beginning on page 11 to read about important factors you should consider before voting. Neither the cooperative nor the LLC has authorized anyone to provide you with information that is different from the information contained in the Disclosure Statement—Prospectus. Information on our web site is not part of the Disclosure Statement—Prospectus.

        We look forward to seeing many of you at the special meeting. Regardless of the proposed conversion, you should know that our mission remains the same: "To provide our farmer producers, who are owners of the company, a competitive return on their investment."

Marvin Breitkreutz	Dana Persson
Chairman	President and Chief Executive Officer

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS DISCLOSURE STATEMENT—PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The Disclosure Statement—Prospectus is dated [                        ], 2004, and is first being mailed to members on or about [                        ], 2004.

MIDWEST INVESTORS OF RENVILLE, INC.
(D.B.A. "GOLDEN OVAL EGGS")

340 DUPONT AVENUE NE
RENVILLE, MINNESOTA 56284

NOTICE OF SPECIAL MEETING OF MEMBERS
TO BE HELD ON [                        ], 2004

To the Members:

        This is a notice of a special meeting of members of Midwest Investors of Renville, Inc., a Minnesota cooperative (d.b.a. "Golden Oval Eggs"), to be held on [                        ], 2004 at [        ].m., local time, at [                        ], [            ], Minnesota, for the following purposes:

        To vote upon a proposal to approve and ratify an Agreement and Plan of Merger by and between Midwest Investors of Renville, Inc., a Minnesota cooperative, and Golden Oval Eggs, LLC, a newly-formed Delaware limited liability company (the "LLC"), pursuant to which the cooperative will be merged with and into the LLC, with the LLC as the surviving entity. The members of the cooperative will become members of the LLC and receive one Class A unit of the LLC for the combination of each share of the cooperative's common stock they hold as of the effective date of the merger and the patronage associated with the delivery of corn in connection with ownership of that share prior to the merger. If the proposal is approved, closing is expected to take place as soon as practicable following the member vote.

        The close of business on [                        ], 2004 has been fixed as the record date for determining those members of the cooperative entitled to vote at the special meeting and any adjournments or postponements of the meeting.

        As part of the conversion, the cooperative also intends to terminate the corn delivery program that has been in place since the cooperative's inception. To that end, each member is also being asked as a separate matter to voluntarily agree to terminate his or her uniform marketing agreement with the cooperative, with the termination to become effective when and if conversion is completed. Following the conversion, the LLC will also take steps to formally terminate any remaining uniform marketing agreements.

        To vote, please complete and return the enclosed ballot to the cooperative in the envelope provided. If you vote by mail, your ballot will not be counted unless it is received by the cooperative by [                ].m. local (Minnesota) time on [                        ], 2004, or prior to any applicable adjournment or postponement of the meeting. Although you are encouraged to vote by mail, you may vote in person by attending the special meeting (and any adjournments or postponements of the meeting) and submitting your vote on the enclosed ballot at that time. You may vote on the proposed conversion by using the enclosed ballot whether you vote by mail or in person.

By Order of the Board of Directors
Marvin Breitkreutz Chairman

[                        ], 2004
Renville, Minnesota

        The Board of Directors of the cooperative unanimously recommends that members vote for approval of the merger which will effect the proposed conversion. As of the [                        ], 2004 record date for the determination of members of the cooperative eligible to vote, there were 706 voting members. Directors, their related parties and the chief executive officer of the cooperative comprise nine of those members, representing approximately 1.3% of the total number of members and votes entitled to be cast. All of these persons have indicated that, as members, they will vote in favor of the conversion. The affirmative vote of a majority of the votes cast, in person or by mail, at the special meeting is required to approve the conversion.

 DISCLOSURE STATEMENT—PROSPECTUS

TABLE OF CONTENTS

i

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	41
Overview	41
Results Of Operations	42
Liquidity and Capital Resources	44
Hedging Activities	45
Critical Accounting Estimates	45
Recent Accounting Pronouncements	46
Quantitative and Qualitative Disclosures About Market Risk	47
Contractual Obligations	48
BUSINESS	49
Overview	49
Facilities and Production	49
Sales, Marketing and Customers	51
Egg Industry and Markets	52
Competition	53
Corn Procurement	54
Governmental Regulation	54
Environmental Matters	55
Intellectual Property Rights	56
Research and Development	56
Employees	56
Legal Proceedings	57
MANAGEMENT	58
Directors of the Cooperative and Managers of the LLC	58
Board Advisor	59
Committees of the Board of Managers of the LLC	59
Compensation of Managers	60
Executive Officers	60
Executive Compensation	61
Employment Agreements	62
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	63
Patronage Payments	63
Coop Country Farmers Elevator	63
United Mills	63
Midwest Investors of Iowa, Cooperative	63
PRINCIPAL EQUITYHOLDERS	64
DESCRIPTION OF UNITS IN THE LLC	65
Capitalization	65
Class A Units	65
Potential Future Classes of Units	65
Qualifications for Membership	65
Voting Rights	66
Meeting of Members	66
Distributions	66
Capital Accounts and Contributions	66
Termination of Membership	67
Restrictions on Transfer of Units	68
Distribution of Assets Upon Liquidation	68
Amendments to Limited Liability Company Agreement	68

ii

FEDERAL INCOME TAX CONSIDERATIONS	69
Legal Opinions and Advice	69
Characterization of the Conversion for Federal Income Tax Purposes	70
Tax Consequences of the Conversion to the Cooperative	70
Tax Consequences of the Conversion to the Members	73
Tax Status of the LLC	77
Publicly Traded Partnership Rules	78
Treatment of the LLC's Operations	81
Tax Consequences of the LLC's Operations to the Members	82
Tax Consequences of Disposition of Units	84
Other Tax Matters	85
LEGAL MATTERS	88
EXPERTS	88
WHERE YOU CAN FIND MORE INFORMATION	88
FINANCIAL STATEMENTS OF THE COOPERATIVE	F-1
APPENDICES
APPENDIX A—AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
APPENDIX B—CERTIFICATE OF FORMATION OF GOLDEN OVAL EGGS, LLC
APPENDIX C—AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF GOLDEN OVAL EGGS, LLC
APPENDIX D—VALUATION OPINION

iii

QUESTIONS AND ANSWERS ABOUT THE CONVERSION

        Below are answers to questions that we anticipate will be frequently asked by members of Midwest Investors of Renville, Inc., a Minnesota cooperative (d.b.a. "Golden Oval Eggs"), in connection with making their decision on whether to approve the conversion to a Delaware limited liability company. We encourage you to read this entire document to obtain a more complete answer to these questions.

Q1:	What is the transaction being proposed and what will I receive?
A:
The cooperative is proposing to convert from a Minnesota cooperative to a Delaware limited liability company by merging the cooperative into a newly-formed Delaware limited liability company. The LLC will be the surviving entity and the cooperative will cease to exist. As a result of the merger, you will receive one Class A unit issued by the newly-formed Delaware limited liability company, or "LLC," for the combination of each share of common stock of the cooperative you hold and the patronage equities associated with that share. Each Class A unit of the LLC represents a pro rata ownership interest in the assets, profits, losses and distributions of the LLC. There will be no corn delivery rights or obligations associated with the Class A units received.
Q2:	Why is the cooperative proposing to convert to a limited liability company?
A:
The Board of Directors of the cooperative believes that the proposed conversion may create opportunities to enhance the value and improve the liquidity of members' equity interests. Over the past several years, and particularly in recent months, the Board of Directors and its management have carefully analyzed the cooperative's business and structure. As a result of that analysis, it has become apparent that significant structural changes were appropriate. After carefully exploring alternatives, the Board of Directors has determined that it is in the best interests of the cooperative and its members to effect the proposed conversion. Given the competitive nature of the egg industry, the Board of Directors and management believe that the business will require significant additional capital resources to allow the business to keep pace with the growth, consolidation and cost structure within the industry. We expect that conversion to a limited liability company will afford the business greater access to capital and may increase business combination opportunities. We also believe that the conversion from a cooperative to a limited liability company could improve the liquidity of your investment. See "Reasons for the Conversion."
Q3:	Why is the new limited liability company formed under Delaware law, instead of Minnesota or Iowa law?
A:
The cooperative has been advised by its legal counsel that many corporations and limited liability companies are formed under Delaware law due to the "business-friendly" nature of the statutes in that state. Given the number of entities that are formed in Delaware, many sophisticated investors are familiar with the Delaware statutes. Based on discussions with the cooperative's advisors, we believe that it may be easier to attract additional capital investment if the LLC is formed under Delaware law rather than under the law of another state.
Q4:	How might the conversion enhance the ability of the business to raise capital?
A:
The cooperative is generally limited to obtaining equity capital for use in its business from current members or other agricultural producers who agree to deliver corn to the cooperative. In recent years, several attempts have been made to raise capital from the cooperative's current shareholders with limited success. If the conversion is completed, the LLC will be able to offer its units for sale to any potential investor. As a result, we believe that there will be a broader range of potential investors who can be approached for capital investment into the business.

As a value-added cooperative, the cooperative has two primary methods of obtaining equity capital for use in its business. First, the cooperative can issue shares of its common stock. However, those shares can only be offered to, and held by, agricultural producers who are willing to enter into a uniform marketing agreement to deliver corn to the cooperative each year. Those shares cannot be sold to investors who fall outside classification as an agricultural producer. Second, the cooperative's Bylaws provide that all member patrons will, through their patronage, furnish capital to the cooperative. Such patronage may be furnished by per-unit retains or through the distribution of less than 100% of the cooperative's patronage. To date, the cooperative has distributed a significant portion of its annual patronage-based earnings to its members in cash. If the conversion is not completed, the cooperative may need to modify its practices in regard to per-unit retains and cash distributions to meet capital requirements.
Q5:	How might my liquidity be improved by the conversion?
A:
We believe that the conversion from a cooperative to a limited liability company could improve the liquidity of your investment because the limited liability company form, unlike the cooperative form, permits a broader range of potential investors. The cooperative form currently requires the business to limit its membership to producers of agricultural products and associations of agricultural producers, while the LLC may have both producers and non-producers as members. However, we do not expect that there will be a significant improvement in liquidity immediately following the conversion to a limited liability company, and the conversion to a limited liability company may never improve your liquidity. Under the Limited Liability Company Agreement of the LLC, your Class A units will still be subject to various restrictions on transfer, including the need to obtain the consent of the Board of Managers.
Q6:	What will happen to the corn delivery program following the conversion?
A:
As part of the conversion, we also intend to terminate the corn delivery program that has been in place since the cooperative's inception. The cooperative's Board of Directors and management have examined the impact of the corn delivery system, including the uniform marketing agreement, on the cooperative and its members during the period since the cooperative's inception. The cooperative's Board of Directors and management have come to the belief that the current corn delivery arrangement subjects the cooperative's members to certain risk, including the risk of being required to deliver corn at a price below the then-current market price of the corn. This pricing risk arises because, while the cooperative has historically paid average market prices as posted at local elevators for all corn purchased from its members, the uniform marketing agreements currently in place in fact give the Board of Directors the discretion to pay less than market price for corn delivered by the members. For example, if cash flows are not adequate to cover all operating costs, the corn price paid to members could be reduced. As the cooperative's Board of Directors and management believe that the elimination of the corn delivery program will not have a material adverse impact on the cooperative's business, the ability to reduce the members' risks under the corn delivery program is attractive.

In anticipation of the completion of the conversion, the cooperative, pursuant to its rights under the uniform marketing agreements, has suspended all delivery requirements under the uniform marketing agreements beginning May 2004. Each member is being asked as a separate matter to voluntarily agree to terminate his or her uniform marketing agreement with the cooperative, with such termination to become effective if and when the conversion becomes effective. Those members who do not agree to terminate their uniform marketing agreements, will have their agreements survive the conversion although all corn deliveries under those agreements will continue to be suspended. The LLC will proceed to formally terminate those remaining agreements as soon as practicable, pursuant to the termination provisions contained in each of the uniform marketing agreements. If the conversion is not approved by the cooperative's members, none of the uniform marketing agreements will terminate and the cooperative will plan to resume the corn delivery program in September 2004.
Q7:	Will I continue to get distributions?
A:
All distributions will be at the discretion of the Board of Managers. Subject to that discretion, the LLC expects to make cash distributions sufficient to discharge your anticipated combined federal, state and local income tax liabilities arising from allocations to you of taxable income by the LLC. As discussed below, the ability of the LLC to make distributions may be restricted by applicable legal or contractual restrictions, or a cash shortfall. The Board of Managers of the LLC may also declare further distributions from time to time. In either case, you will be entitled to share in these distributions in proportion to the number of Class A units held.
Q8:	What factors will likely affect the amount of distributions the LLC may make?
A:
The LLC might limit the amount of distributions it makes for various reasons. For example, the cooperative is party to a number of loan agreements at the current time and the LLC will become subject to those agreements following the conversion and may become subject to additional or different loan agreements in the future. Both the current agreements and any future loan agreements can be expected to contain provisions restricting the ability of the business to distribute earnings and profits to its owners unless certain financial criteria are satisfied. Consequently, the business may have contractual restrictions on its ability to make distributions to its owners.

In addition, the Board of Managers may determine that the LLC simply does not have sufficient cash to make distributions at a given time. One of the primary ways to grow a business is by reinvesting the earnings of the enterprise, rather than distributing any cash generated by the business. Retained earnings may be used to fund debt repayments, strategic acquisitions, market expansions, working capital requirements, equipment acquisitions, cost-saving measures and efficiencies. The reinvestment of earnings in the business is not unique to the LLC. If the conversion is not consummated, the cooperative may still reinvest a significant portion of its earnings for the same business reasons that would apply to the LLC. The cooperative currently is required to allocate patronage earnings, but is not obligated to distribute all of the allocations in cash. The cooperative is not obligated to distribute non-patronage earnings. Patronage distributions or dividends from non-patronage sources are made based on the business judgment of the Board of Directors and what is believed to be in the best interests of the cooperative and all of its members.

Q9:	How will the cooperative and I be taxed on the conversion?
A:
The merger of the cooperative into the LLC will be a taxable event for both the cooperative and its members. The cooperative expects a gain on the conversion of approximately $13.0 million. This is the amount by which the expected value of the cooperative's assets exceeds their tax basis. The expected asset value is based, in part, on a valuation opinion received by the Board of Directors, and is subject to adjustment based on an update of the opinion to be obtained by the cooperative prior to completing the conversion. See "Federal Income Tax Considerations—Tax Consequences of the Conversion to the Cooperative" for a detailed discussion of the cooperative's expected gain. Approximately $10.4 million of that expected gain would be offset by net operating loss carryovers and a special deduction arising from issuing Class A units in the merger to holders of certain shares that were issued in 2000 to satisfy outstanding qualified per unit retains (about 7% of the outstanding shares). The remaining gain of $2.6 million would be taxed to the cooperative.

The cooperative also must account for its current operating earnings through the conversion date, and the amount of those earnings and the extent to which they are allocated as patronage dividends will bear on the taxation of both you and the cooperative. If, as anticipated by the cooperative, its actual taxable income before patronage dividends for the conversion year is somewhat above the $19.6 million estimated as of April 30, 2004, the Board of Directors presently intends to allocate $14.0 million plus a portion of the excess to the patrons as a patronage dividend, of which at least $8.5 million would be paid in cash and at least $5.5 million would be issued in the form of qualified written notices of allocation. This means that the cooperative would pay the tax on its current income above the amount allocated as a patronage dividend and that you would pay the tax on your share of the patronage dividend at ordinary income rates with self-employment tax if applicable. Because you and the other shareholders would be taxed on the patronage dividend allocation, you and the other shareholders would not have gain or loss on the Class A units that would be issued in exchange for the written notices of allocation. See "Federal Income Tax Considerations—Tax Consequences of the Conversion to the Cooperative" for a detailed description of qualified written notices of allocation and their tax consequences.

If you hold any of the shares that were issued in 2000 in exchange for qualified per unit retains, you will be taxed at ordinary income rates, subject to self-employment tax if applicable, on the value of the Class A units that you receive for those shares (estimated at $2.83 per share had the conversion occurred on April 30, 2004).

The taxable gain or loss that you will recognize on your other shares will depend on whether the value of your Class A units received in the conversion is greater or less than the aggregate tax basis in your common stock of the cooperative. If you purchased your shares in any of the cooperative's stock offerings, you are expected to have a capital loss on this portion of the conversion that will vary depending on your original purchase price.

All of this is subject to conversion date adjustments and the possibility of future challenges by the Internal Revenue Service. To review tax consequences in more detail, please see "Federal Income Tax Considerations." The actual tax consequences to you of the conversion will depend on your own tax situation. You are encouraged to consult your own tax advisor to determine those consequences.

Q10:	Will the conversion have an impact on my self-employment tax obligations?
A:
As part of the conversion, we intend to eliminate the corn delivery program governed by the cooperative's uniform marketing agreement with each of its members. Following that change, any allocations of tax attributes or distributions of cash from the LLC to its members will be received in the member's new role as a passive investor. Given that role, we believe that taxable income allocated by the LLC to the members will not be subject to self-employment taxes, unless the member also is employed by the LLC. That result contrasts with the tax treatment of patronage dividends issued to cooperative members, which typically is subject to self-employment tax in the case of individuals. Amounts paid for corn to LLC members who are individuals and who continue to sell corn to the LLC will continue to be includable in their calculation of net earnings from self-employment.
Q11:	What are some of the other tax consequences to me of holding Class A units in the LLC post-conversion?
A:
Because we expect the LLC to be treated as a partnership for federal income tax purposes, the LLC will pay no federal income tax on its taxable income and will instead pass its taxable income or loss on to its members in proportion to their relative ownership interests. When the LLC allocates income or loss to you, you will be taxed on that income or, subject to substantial restrictions, you may deduct that loss. This tax will be imposed regardless of whether we actually distribute cash or property to you. As is the case with respect to the common stock you now hold in the cooperative, the actual tax consequences to you of holding Class A units will depend on your own tax situation. You are encouraged to consult your own tax advisor to determine those consequences.
Q12:	Will the fiscal or tax years of the LLC differ from those of the cooperative?

The LLC will continue to use August 31 of each year as its fiscal year end for purposes of reporting the financial results of the business under generally accepted accounting principles. However, as an entity subject to partnership taxation, the tax year of the LLC will be the tax year of the majority of the members of the LLC. As the vast majority of the LLC members are expected to be calendar year taxpayers, the LLC's tax year will end on December 31 of each year.
Q13:	How will voting rights change as a result of the conversion?
A:	Rather than voting on the basis of one-member, one-vote, members of the LLC will have one vote for each Class A unit that they hold. In addition, following the conversion, a quorum necessary for the LLC members to conduct business at a meeting will be present if at least 50% of the total voting power of all units outstanding is present at the meeting.
Q14:	How will the conversion to a limited liability company affect the composition of the Board of Directors?
A:	Initially, the Board of Managers of the LLC will consist of the same seven individuals who are currently on the Board of Directors of the cooperative. However, going forward, the members of the LLC will elect the Board of Managers on an at-large basis.
Q15:	What interests do management and others have in the conversion?
A:
Members of the Board of Directors and their related parties and the chief executive officer of the cooperative will have their shares of common stock and patronage equities converted to Class A units on the same 1-for-1 basis as all of the other members of the cooperative. The individuals serving on the Board of Directors and management are expected to continue to serve in substantially the same capacities for the LLC following the conversion. These persons will also receive certain indemnification rights. See "Interests of Certain Persons in the Conversion."

Q16:	What vote is required to approve the conversion?
A:
A quorum of members must exist at the special meeting to approve the conversion. If at least 50 members are present or are represented by mail ballot at the special meeting, a quorum will exist. The affirmative vote of a majority of the votes cast, in person or by mail, at the special meeting is required to approve the conversion.
Q17:	Have any of the directors or management of the cooperative indicated whether they will vote for or against the conversion?
A:
All seven directors of the cooperative voted in favor of recommending the conversion and submitting it to a vote by the members. As of the [ ], 2004 record date for the determination of members of the cooperative eligible to vote, there were 706 voting members. Directors and their related parties and the chief executive officer of the cooperative comprise nine of those members, representing approximately 1.3% of the total number of members and votes entitled to be cast. All of these persons have indicated that, as members, they will vote in favor of the conversion.
Q18:	Assuming the cooperative's members approve the conversion, what else needs to happen in order to allow the conversion to take place?
A:
The Merger Agreement contains a number of conditions to each party's obligation to complete the merger, in addition to the need for a favorable vote on the merger by the cooperative's members. In particular, the cooperative's senior lenders will need to give their consent. Representatives of the cooperative's two largest lenders have already indicated orally that they intend to consent to the conversion and amend applicable loan documents as appropriate. See "The Merger Agreement—Conditions to Consummation of the Merger" for further details regarding the merger conditions.
Q19:	How do I vote?
A:
To vote, please complete and return the enclosed ballot to the cooperative, in the envelope provided. If you vote by mail, your ballot will not be counted unless it is received by the cooperative by [ ].m. local (Minnesota) time on [ ], 2004, or prior to any applicable adjournment or postponement of the meeting. Although you are encouraged to vote by mail, you may vote in person by attending the special meeting (and any adjournments or postponements of the meeting) and submitting your vote to the cooperative on the enclosed ballot at that time. You may vote on the proposed conversion by using the enclosed ballot whether you vote by mail or in person.
Q20:	Should I send in my stock certificates?
A:
No. You do not need to surrender the certificates representing your shares of common stock of the cooperative or exchange them for new certificates representing Class A units in the LLC. The LLC units will originally be issued to you in book-entry (i.e., uncertificated) form. Please do not send in your stock certificates with your ballot.
Q21:	Whom should I contact with any further questions?
A:	Marie Staley	Phone: (320) 329-8182
	Vice President of Shareholder Relations	Fax: (320) 329-3246
	Midwest Investors of Renville, Inc.	E-mail: mstaley@goldenovaleggs.net
340 Dupont Avenue NE
P.O. Box 615
Renville, MN 56284

SUMMARY

        The following summary highlights selected information from this document and, in conjunction with the preceding "Questions and Answers About the Conversion", is intended to provide an overview of the proposed conversion. To understand the transaction fully and for a more complete description of the legal terms of the conversion, we encourage you to read this entire document, including the section entitled "Risk Factors," the appendices and the financial statements and related notes to those statements included in this document.

        Midwest Investors of Renville, Inc. (d.b.a. "Golden Oval Eggs") is a Minnesota member-owned cooperative association incorporated in March 1994 for the purpose of producing and processing egg products. The cooperative is exempt from federal income taxation under Section 521 of the Internal Revenue Code of 1986, as amended, to the extent permitted under the Internal Revenue Code.

        Golden Oval Eggs, LLC is a limited liability company organized under the laws of the State of Delaware in November 2003. The LLC is a wholly-owned subsidiary of the cooperative and was formed for the specific purpose of consummating the cooperative's conversion to a limited liability company. The conversion will be effected by merging the cooperative into the LLC. Following the merger, the LLC will operate as the cooperative's successor. As such, its operations will be a continuance of the operations of the cooperative.

        The cooperative's and the LLC's principal offices are located at 340 Dupont Avenue NE, Renville, Minnesota 56284, and their telephone number is (320) 329-8182.

The conversion	The securities being registered by this document are being issued in connection with the conversion of the cooperative to a Delaware limited liability company.
How the conversion will be completed	The cooperative has formed the LLC as a wholly-owned subsidiary.
The Board of Directors of the cooperative has already approved the merger on behalf of the cooperative as the sole member of the LLC. The following diagram shows the structure of the two entities relative to one another.

To effect the conversion, the cooperative will be merged into the LLC. The LLC will be the surviving entity and the cooperative will cease to exist.

We have attached the agreement which describes the legal terms of the conversion as Appendix A to this document. We encourage you to read the agreement and the discussion of the conversion and the agreement under "The Conversion" and "The Merger Agreement" in this document.
Who can vote	You can vote if you were a voting member of the cooperative as of the close of business on [ ], 2004. Each voting member will have one vote, regardless of the number of shares of common stock owned.
Accounting treatment	For financial statement purposes, the conversion will be accounted for as a merger between entities under common control. Accordingly, the LLC will record the value of the assets and the liabilities transferred at their carrying amounts on the records of the cooperative, and will recognize no goodwill or intangible asset in connection with the transaction.
Regulatory approval	Other than as necessary to comply with federal and state securities laws, no federal or state regulatory requirements must be complied with or approvals must be obtained in connection with the proposed conversion.
No dissenters' rights	Applicable Minnesota cooperative law does not provide a right to dissent from the conversion vote and demand an appraisal of and cash payment for the fair value of your common stock in connection with the conversion.
Valuation	For purposes of evaluating the potential gain or loss for tax reporting to the cooperative and its members arising in the conversion, the Board of Directors requested and considered the valuation opinion of Greene Holcomb & Fisher LLC that, as of January 9, 2004, (a) the fair market value of the equity of the cooperative was estimated to be $30.4 million, and (b) after applying minority and lack of marketability discounts, as appropriate, the fair market value of a Class A unit of the LLC immediately following the merger, assuming the issuance of 4,581,832 Class A units upon consummation of the merger, was estimated to be $4.07 per Class A unit. See "The Conversion—Valuation Opinion."

Directors and management following the conversion	The present Board of Directors and management team of the cooperative will continue to manage the LLC after the conversion.
Differences in the rights of members	If the conversion is completed, you will become a member of the LLC and hold Class A units in the LLC. Your rights will be governed by Delaware law and by the Certificate of Formation and Limited Liability Company Agreement of the LLC. In many respects, the rights of members of the LLC under these provisions are similar to your current rights as a member of the cooperative. However, there are some significant differences, including:
	•	The LLC's allocations of taxable income and distributions, if any, to its members will be based on investment (equity) rather than on patronage.
	•	Members of the LLC will have one vote for each Class A unit held on matters submitted to members for a vote.
	•	There are no restrictions placed upon the type of investor who may hold units issued by the LLC, or the amount of units any one investor may hold. However, similar to the cooperative, members of the LLC will be required to hold a minimum of 2,000 Class A units and the units in the LLC will be subject to significant transfer restrictions.
	•	As part of the conversion, we also intend to terminate the corn delivery program that has been in place since the cooperative's inception.
See "Comparison of Rights of Members" for a comparison of the material differences between the cooperative's membership interests and the LLC's membership interests.
We have attached the Certificate of Formation and Limited Liability Company Agreement of the LLC as Appendices B and C to this document. We encourage you to read these documents. They are the legal documents that govern the purpose, powers and internal affairs of the LLC.

SUMMARY FINANCIAL INFORMATION

        Pursuant to the Merger Agreement, the cooperative would merge with and into the LLC if the conversion is completed. The following table presents summary historical financial information of the cooperative and unaudited pro forma financial information of the LLC. The historical information presented as of and for the years ended August 31, 2001, 2002 and 2003 is derived from the cooperative's financial statements, which have been audited by Moore Stephens Frost, independent auditors. The historical information presented as of and for the six months ended February 29, 2004 is unaudited. The unaudited pro forma income statement information is computed as if the conversion from a cooperative to a limited liability company had been consummated on September 1, 2000. The unaudited pro forma balance sheet information is computed as if the transaction had been consummated on February 29, 2004. We encourage you to read the financial information presented below along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the financial statements and related notes included at the end of this document.

        For financial statement purposes, the conversion will be accounted for as a merger of entities under common control, and the unaudited pro forma financial information presented below reflects related required preliminary pro forma adjustments. The unaudited pro forma financial information presented below is based on available information and various assumptions which management of the cooperative believes are reasonable. The unaudited pro forma financial information is provided for illustrative purposes only and does not necessarily reflect what the results of operations or financial position of the LLC would have been if the conversion had actually occurred on the dates specified. For the periods presented, no adjustments to the historical data in the income statement information are required. Therefore, the historical and pro forma presentations for the income statement information are identical for all periods presented. See "Pro Forma Financial Information of the LLC" for a more detailed explanation of this analysis.

Summary Historical Financial Information of the Cooperative and
Pro Forma Financial Information of the LLC
(in thousands, except share, per share, unit and per unit data)

	Year Ended August 31,
							Six Months Ended February 29, 2004
	2001		2002		2003
	Historical (Cooperative)	Pro Forma (LLC)	Historical (Cooperative)	Pro Forma (LLC)	Historical (Cooperative)	Pro Forma (LLC)	Historical (Cooperative)	Pro Forma (LLC)
		(unaudited)		(unaudited)		(unaudited)	(unaudited)	(unaudited)
Income Statement Data:
Revenues	$35,215	$35,215	$46,169	$46,169	$53,052	$53,052	$40,896	$40,896
Cost of goods sold	30,658	30,658	40,535	40,535	42,437	42,437	23,751	23,751

Gross profit	4,557	4,557	5,634	5,634	10,615	10,615	17,145	17,145
Net income (loss)	$398	$398	$(786)	$(786)	$4,396	$4,396	$12,676	$12,676
Weighted average common shares or Class A units outstanding	4,189,832	4,189,832	4,388,517	4,388,517	4,581,832	4,581,832	4,581,832	4,581,832
Net income (loss) per common share or Class A unit	$0.09	$0.09	$(0.18)	$(0.18)	$0.96	$0.96	$2.77	$2.77
Distributions per common share or Class A unit	$0.04	$0.04	$—	$—	$—	$—	$0.40	$0.40
	As of February 29, 2004
	Historical (Cooperative)	Pro Forma (LLC)
	(unaudited)	(unaudited)
Balance Sheet Data:
Total assets	$77,575	$77,339
Long-term debt, less current maturities	$32,593	$32,593
Common shares or Class A units outstanding	4,581,832	4,581,832
Book value per common share or Class A unit	$8.33	$8.28

RISK FACTORS

        You should carefully consider the risks described below before making a decision on whether or not to approve the merger. In addition to the risks described below, the operations of the cooperative and your current investment in that entity are already subject to a number of existing risks not described below. To the extent that the LLC will be the successor of the cooperative and will continue to operate the business of that entity, those existing risks will also generally be equally applicable to the LLC. In addition, unless indicated otherwise, those risks that are described below that apply to the cooperative are equally applicable to the LLC, and vice versa.

Tax Risks

The merger of the cooperative with and into the LLC will be a taxable event for both the cooperative and its members

        The merger of the cooperative into the LLC will be a taxable event for both the cooperative and its members. The tax consequence to the cooperative depends on the value of its assets and apportionment of the value among specific assets, both of which involve risks described in the following risk factors. The cooperative expects to have taxable gain after deducting its net operating loss carryover. In addition, current year operating earnings will be taxed to the cooperative or to the members, depending on the amount of deductible patronage dividends declared by the Board of Directors.

        The members will recognize gain, loss or ordinary income on the conversion depending on when and how their shares in the cooperative were acquired. The amount will depend on the value of the cooperative's assets, net of liabilities, and customary discounts allowed, both of which involve valuation risks described in the following risk factor, as well your patronage dividends for the current year. If you acquired any of the shares that were issued in 2000 in exchange for qualified per unit retains, you will be required to report as ordinary income, subject to self-employment tax if applicable, the entire value of the Class A units that you receive for those shares. The taxable gain or loss that you will recognize on your other shares will depend on whether the value of your Class A units received in the conversion for those shares is greater or less than the tax basis in your common stock of the cooperative. If you purchased your shares in any of the cooperative's stock offerings, you are expected to have a capital loss on this portion of the conversion. However, these tax implications are subject to conversion date adjustments and the possibility of future challenges by the Internal Revenue Service. To review tax consequences in more detail, please see "Federal Income Tax Considerations."

The Board of Directors of the cooperative is relying on a valuation that is not binding on the Internal Revenue Service

        In evaluating the tax consequences of the conversion, the Board of Directors of the cooperative has relied, in part, on the January 9, 2003 valuation prepared by Greene Holcomb & Fisher LLC. In order to account for changes between the valuation date and the conversion date, Greene Holcomb & Fisher is to provide the Board of Directors with an update of the valuation opinion prior to completion of the conversion. The updated valuation will not be binding on the Internal Revenue Service. Accordingly, the Internal Revenue Service may challenge the valuation as not being an accurate determination of the equity value of the cooperative, and determine that the cooperative or its members must recognize additional taxable income or gain for federal income tax purposes.

The Internal Revenue Service could also challenge other aspects of the conversion transaction that could materially adversely affect the cooperative

        In addition to challenging the overall valuation of the cooperative and the LLC units received in the conversion, the Internal Revenue Service might also challenge other aspects of the transaction. The cooperative and its members could be subjected to additional tax liability if the Internal Revenue Service challenges:

  •
  The apportionment of values to specific assets and the treatment of the resulting gains or losses as capital gain or loss or ordinary income or loss; or

  •
  Treatment of the merger as a constructive distribution of specific assets rather than as a distribution of interests in the LLC.

        There are anti-netting rules that may become operative if these challenges are mounted by the IRS. Specifically, corporate capital losses cannot be offset against any income other than capital gains and, likewise, patronage losses, cannot be offset against nonpatronage income or gain. Please see "Federal Income Tax Considerations—Tax Consequences of the Conversion to the Cooperative—Potential Challenges by the Internal Revenue Service."

The Internal Revenue Service could also challenge post-conversion tax reporting positions to be taken by the LLC that could materially adversely affect the LLC Unitholders

        We expect and intend that the LLC will be treated as a partnership for federal income tax purposes. This means that the LLC will pay no federal or state income tax and members will pay tax on their share of the LLC's net income. However, the LLC would become taxable as a corporation if it elects corporate tax status or if it is treated as a publicly traded partnership because of the manner in which Units are transferred.

        The LLC's taxable income each year will depend in part on the depreciation, amortization and other cost recovery of the tax basis of its assets. The LLC's initial aggregate basis will be based on the fair market value of assets deemed received by the members in the conversion. However, the method of apportioning basis to specific LLC assets is uncertain, and the IRS could challenge the apportionment of basis to specific assets so as to increase the allocation to longer lived assets or assets that cannot be depreciated or amortized such as land and investments. This generally would defer the timing of some of the LLC's depreciation, amortization and other cost recovery deductions, including the expected first year writedown of the basis of the LLC's inventory. See "Federal Income Tax Considerations—Summary of Tax Treatment of Members" and "Federal Income Tax Considerations—The LLC's Basis in Assets."

Your tax liability from your share of the LLC's taxable income may exceed any cash distributions you receive, which means that you may have to satisfy this tax liability using your personal funds

        As described above, the LLC does not expect to pay any federal tax, and all of its profits and losses will "pass through" to its unit holders. You must pay tax on your allocated share of the LLC's taxable income every year. You may not receive cash distributions from the LLC sufficient to satisfy these tax liabilities. This may occur because of various factors, including accounting methodology, lending covenants that restrict the LLC's ability to pay cash distributions, or if the LLC decides to retain cash generated by the business to fund its activities or other obligations. Accordingly, you may be required to satisfy these tax liabilities out of your personal funds.

You may not be able to fully deduct your share of the LLC's losses or your interest expense

        It is likely that a member's interest in the LLC will be treated as a "passive activity" for most unit holders. In the case of unit holders who are individuals or personal services corporations, this means that a unit holder's share of any loss incurred by the LLC will be deductible only against the holder's income or gains from other passive activities, e.g., S corporations and partnerships that conduct a business in which the holder is not a material participant. Some closely held C corporations have more favorable passive loss limitations. Passive activity losses that are disallowed in any taxable year are suspended and may be carried forward and used as an offset against passive activity income in future years. Upon disposition of a taxpayer's entire interest in a passive activity to an unrelated person in a taxable transaction, suspended losses with respect to that activity may then be deducted.

        Many members have borrowed to purchase their equity interest in the cooperative and have been deducting the interest expense. After the conversion, part or all of their interest expense may not be deductible in the same manner because it must be aggregated with other items of income and loss that the member has independently experienced from passive activities and subjected to the passive activity loss limitation.

Any audit of the LLC's tax returns resulting in adjustments could cause the Internal Revenue Service to audit your tax returns, which could result in additional tax liability to you.

        The Internal Revenue Service may audit the LLC's tax returns and may disagree with the positions taken on those returns. The rules regarding partnership taxation are complex. If challenged by the Internal Revenue Service, the courts may not sustain the position taken on the LLC's tax returns. An audit of the LLC's tax returns could lead to separate audits of your tax returns, especially if adjustments are required. This could result in adjustments on your tax returns and in additional tax liabilities, penalties and interest to you.

Other Risks Relating to the Conversion

The units to be issued by the LLC have no public market and no public market is expected to develop

        There is no established public trading market for the Class A units in the LLC, and we do not expect one to develop in the foreseeable future. To maintain its partnership tax status, the LLC does not intend to list the units on any stock exchange or automatic quotation system such as the Nasdaq Stock Market. As a result, you may have to hold your units for an indefinite period of time because you may not be able to readily resell your units.

The units to be issued by the LLC are subject to significant restrictions on transfer

        The ability to transfer Class A units in the LLC is restricted by the Limited Liability Company Agreement. You will be required to obtain the prior consent of the Board of Managers of the LLC before you make any transfers of your units. Transferability of units is restricted in part to ensure that the LLC is not deemed a "publicly traded partnership" and thus taxed as a corporation. See "Federal Income Tax Consequences—Publicly Traded Partnership Rules." As a result, you may have to hold your units for an indefinite period of time because you may not be able to readily resell your units.

The voting structure of the LLC could allow one or more members to exercise control over significant company matters

        One or more members could purchase a majority or other controlling interest in the LLC. Because members of the LLC are entitled to one vote for every Class A unit held, such member or members could exercise control over all matters requiring member approval, including election of managers and approval of significant business transactions, which may have adverse consequences to the other holders of Class A units. If such a concentration of ownership were held by the Board of Managers or management, it may also have the effect of delaying or preventing a change in control of the LLC, even if such change in control would be beneficial to the other holders of Class A units.

The ability of the LLC to issue additional Class A units or other classes of units may dilute or otherwise limit your voting or economic rights in the LLC or have the effect of preventing a change in control

        The Board of Managers of the LLC has the ability to issue an unlimited number of additional Class A units or units of other classes. The Board of Managers also has the ability to establish the designations, powers, preferences, rights, qualifications, limitations or restrictions of any additional class of units. Such rights, powers, preferences and privileges may be greater than those associated with the Class A units. Issuances of additional units may have the effect of diluting or otherwise limiting your voting or economic rights in the LLC, particularly if the units are issued on more favorable terms than the Class A units. Issuance of additional classes of units may also have the effect of preventing changes in control of the LLC, even if such change in control would be beneficial to holders of Class A units.

Because we intend to terminate the corn delivery program as part of the conversion, the LLC will be required to acquire substantial quantities of corn in the marketplace.

        As part of the conversion, we intend to terminate the corn delivery program that has been in place since the cooperative's inception. At the current time, the corn purchased and used in the operations is obtained primarily through the delivery of corn pursuant to uniform marketing agreements between the cooperative and its members. Each member of the cooperative must enter into a marketing agreement with the cooperative. Under the marketing agreement, the member is obligated to deliver each year to the cooperative up to one bushel of No. 2 yellow corn for each share of the cooperative's common stock owned. The Board of Directors of the cooperative, in its sole discretion, establishes the purchase price to be paid for each bushel of corn delivered. Following the conversion, the LLC will continue to require the same quantities of corn for processing as are currently required. In order to fulfill those requirements, the LLC will be required to acquire substantial quantities of corn in the marketplace, based upon the then-prevailing market price of corn. If the supplies of corn available in the vicinity of each of the cooperative's primary facilities are not adequate, the LLC may not be able to procure adequate supplies of corn at reasonable prices.

Procedural Risks Relating to the Vote

You will not be entitled to assert dissenters' rights, regardless of how you vote on the proposed conversion

        Under applicable Minnesota cooperative law, members of the cooperative who oppose the conversion are not entitled to demand an appraisal of and cash payment for the fair value of their membership interests in the transaction. Therefore, if the conversion is completed, you will be required to accept Class A units issued by the LLC rather than seek cash payment for your common stock of the cooperative.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

        This document contains forward-looking statements based on assumptions by the management of the cooperative and its successor, the LLC, as of the date of this document, including assumptions about risks and uncertainties faced by the cooperative and the LLC. When used in this document, the words "believe," "expect," "anticipate," "intend," "will" and similar verbs or expressions are intended to identify such forward-looking statements.

        If management's assumptions prove incorrect or should unanticipated circumstances arise, the cooperative's and the LLC's actual results could differ materially from those anticipated. These differences could be caused by a number of factors or combination of factors including, but not limited to, those factors described under the heading "Risk Factors." Readers are urged to consider such factors when evaluating any forward-looking statement, and the cooperative and the LLC caution you not to put undue reliance on any forward-looking statements. Neither the cooperative nor the LLC undertakes an obligation to update any forward-looking statements in this report to reflect future events or developments.

COMPARISON OF RIGHTS OF MEMBERS

        The rights of members of the cooperative are currently governed by Minnesota law, the Articles of Incorporation and Bylaws of the cooperative, and the Uniform Marketing Agreement entered into between the cooperative and each of its members. Upon completion of the conversion, the rights of members of the LLC will be governed by Delaware law and the Certificate of Formation and Limited Liability Company Agreement of the LLC. The rights of holders of Class A units in the LLC will be different in several respects from the rights of holders of common stock of the cooperative.

        The following is a summary of the material differences between the LLC's membership interests and the cooperative's membership interests. This summary is not intended to be a complete discussion of, and is qualified in its entirety by reference to, Minnesota laws governing cooperatives and Delaware laws governing limited liability companies, and the Articles of Incorporation, Bylaws and Uniform Marketing Agreement of the cooperative and the Certificate of Formation and Limited Liability Company Agreement of the LLC. Copies of the Certificate of Formation and Limited Liability Company Agreement of the LLC are attached as Appendices B and C to this document. The Articles of Incorporation, Bylaws and Uniform Marketing Agreement of the cooperative have been previously provided to all of its members. You may obtain additional copies of these documents from the cooperative, without charge, by contacting Marie Staley, Vice President of Shareholder Relations, at the cooperative's offices.

Membership Interests in the LLC	Membership Interests in the Cooperative
Taxation	We anticipate that the LLC will be treated as a partnership for federal income tax purposes. The LLC will pay no tax on its net income. Rather, each member is subject to income tax based on the member's allocable share of income, gain, loss, deduction and credits, whether or not any cash is actually distributed to the member.	Under Subchapter T of the tax code, the cooperative may deduct, and thus not pay tax at the entity level on, patronage earnings which are qualified to the members so long as the cooperative distributes at least 20% of such qualified patronage earnings to its members in cash. The cooperative has historically followed a system in which only amounts that are actually distributed to members in cash are deducted by the cooperative in determining its taxable income. Any portion of the cooperative's annual profit that is not distributed to members and deducted by the cooperative is retained in an unallocated reserve at the cooperative. The cooperative has historically paid entity-level income taxes on those amounts.

Each member is subject to income tax and self-employment taxes, based on the amount of qualified patronage deducted by the cooperative. Each member is also subject to income tax on any dividends declared and paid, in the case of individuals, on stock owned by the member.

Limited Liability	Under Delaware law and the Limited Liability Company Agreement, members will not be personally liable for the debts, obligations and liabilities of the LLC.	Members are not personally liable for the debts, obligations and liabilities of the cooperative, but are obligated to deliver corn under the Uniform Marketing Agreement.
Distributions	All distributions will be at the discretion of the Board of Managers. Subject to that discretion, the LLC expects to make cash distributions sufficient to discharge its members' anticipated combined federal, state and local income tax liabilities arising from allocations to them of taxable income by the LLC. The Board of Managers of the LLC may also declare further distributions from time to time. Holders of Class A units are entitled to equivalent per unit distributions.	The Board of Directors of the cooperative is required to allocate its annual net income to members based on patronage, in accordance with the cooperative's Bylaws. Qualifications of patronage earnings and cash distributions of qualified patronage earnings are at the discretion of the Board of Directors of the cooperative.
Corn Delivery Obligations	Under the Limited Liability Company Agreement, members will have no obligation to deliver corn, and the uniform marketing agreements of consenting members will be terminated as part of the conversion. Any remaining uniform marketing agreements will be terminated as soon as possible, under the terms of such agreements, following the conversion.	For each share of common stock owned by a member, the member is obligated to deliver up to one bushel of No. 2 yellow corn to the cooperative, subject to certain adjustments more fully described under "Corn Delivery System."
Capitalization	Following the conversion, based on the number of shares of common stock of the cooperative outstanding as of the [ ], 2004 record date for the special meeting, the LLC will have 4,581,832 Class A units issued and outstanding, all of which will be held by the persons holding common stock of the cooperative immediately prior to the conversion. Under the Limited Liability Company Agreement, there will be no restrictions on the authority of the Board of Managers of the LLC to issue additional Class A units or units of one or more additional classes. The Board of Managers will have authority to establish the designations, powers, preferences, rights, qualifications, limitations or restrictions of each such additional class.	The cooperative has the authority to issue 50,000,000 shares of common stock, $.01 par value per share, and 10,000,000 shares of preferred stock, $.01 par value per share. As of the [ ], 2004 record date for the special meeting, there were 4,581,832 shares of common stock and no shares of preferred stock issued and outstanding.

Minimum Equity Ownership	Under the Limited Liability Company Agreement, a member is required to hold at least 2,000 Class A units, or such number and class of units as is established by the Board of Managers of the LLC in the designation of another class. A person who holds less than the minimum member ownership requirements is a non-member unitholder.	Under the cooperative's Bylaws, membership eligibility requires becoming the holder of at least 2,000 shares of common stock.
Voting Rights	Under the Limited Liability Company Agreement, a member will have one vote for each Class A unit held on matters submitted to the members, and holders of units of any other class will have such voting rights as are established for such class by the Board of Managers of the LLC. Cumulative voting for managers will not be allowed.

Voting at a meeting of members will be either in person or, if authorized by the Board of Managers, by ballot (such as by mail ballot) or by proxy.	Under the cooperative's Bylaws, each member is entitled to one vote upon each matter submitted to a vote at a meeting of the members. Cumulative voting for directors is not allowed.

Voting at a meeting of the members is either in person or, if authorized by the Board of Directors, by a mail ballot. Voting by proxy is not allowed.

Shares of preferred stock issued by the cooperative do not entitle the holder to any voting rights. Currently, there are no shares of preferred stock outstanding.
Quorum Requirements	A quorum of members necessary to conduct business at a meeting will be present if at least 50% of the total voting power of all units outstanding is present at the meeting (in person or, if authorized by the Board of Managers, by ballot or by proxy).	A quorum of members necessary to conduct business at a meeting will be present if 10% or more of the total number of members is present (in person or, if authorized by the Board of Directors, by mail ballot), or 50 or more members are present if there are more than 500 members.
Annual Meetings	Under the Limited Liability Company Agreement, the annual meeting of the members of the LLC will be held on a date and at a time and place fixed by the Board of Managers of the LLC.	The annual meeting of the members of the cooperative is held on a date and at a time and place fixed by the Board of Directors of the cooperative.

Termination of Membership	Under the Limited Liability Company Agreement, a person will cease to be a member upon:

• a complete transfer of all of the member's units,
• dissolution of a non-individual member,
• death of an individual member,
• failure to meet the minimum unit ownership requirements for membership, which for Class A units requires holding a minimum 2,000 units;
• a finding by the Board of Managers that the member has willfully obstructed any lawful purpose or activity of the LLC;
• a finding by the Board of Managers (in its sole discretion) that the member is a competitor of the LLC or is detrimental to the interests of the LLC; or
• resignation by the member as a member of the LLC.

In the event of termination (other than upon a complete transfer), all non-financial rights related to units held will be terminated and the holder will become a non-member unitholder. A terminated member has no right to require purchase or redemption of the terminated member's units. In the event of termination for failure to meet minimum unit ownership requirements, a finding of willful obstruction, competitor status or detrimental nature, or resignation by the member the LLC will have the option (but not the obligation) to repurchase the terminated member's units at 80% of market price.	Membership in the cooperative may be terminated by the Board of Directors if:

• the member is ineligible for membership;
• the member breaches the uniform marketing agreement;
• a non-individual member ceases to exist;
• death of an individual member; or
• the member violates the cooperative's Articles or Bylaws, breaches a contract with the cooperative or willfully obstructs any lawful purpose or activity of the cooperative.

Upon membership termination, the cooperative has the option of purchasing the member's shares at book value or converting the shares into a nonvoting interest in the cooperative.
Amendment of Governing Documents	The Limited Liability Company Agreement may be amended by the Board of Managers, with the approval of a majority of all outstanding units.	The Articles of Incorporation and Bylaws of the cooperative may be altered, amended or repealed by vote of a majority of the members present at a meeting (in person or, if authorized by the Board of Directors, by mail ballot).
Appraisal Rights of Dissenting Members	Under the Limited Liability Company Agreement, members will not have appraisal rights.	Applicable Minnesota cooperative law does not provide appraisal rights to the members.

Financial Reporting	The LLC will be subject to the requirements of the Securities Exchange Act of 1934, will file annual, quarterly and special reports with the SEC, and, following the filing of a registration statement under the Securities Exchange Act of 1934, will also become subject to the proxy rules, management reporting and other requirements of a company registered pursuant to Section 12(g) of the Act.	The cooperative is not subject to the reporting requirements of the Securities Exchange Act of 1934.
Transferability	In accordance with the Limited Liability Company Agreement, units in the LLC may be transferred only upon satisfaction of certain requirements. However, members may pledge their units as security for debt financing. Transferability of units is restricted in part to ensure that the LLC is not deemed a "publicly traded partnership" and thus taxed as a corporation. See "Federal Income Tax Consequences—Publicly Traded Partnership Rules." Transferees may become members only with Board approval and upon satisfaction of other conditions. Unadmitted assignees are deemed to be non-member unitholders.	In accordance with the cooperative's Bylaws, common stock may be transferred only with the consent of the Board of Directors. In addition, common stock may be transferred only to persons eligible for membership, that is, producers of agricultural products and associations of agricultural producers.
Management	The LLC will be managed by a Board of Managers, all of whom are elected on an at-large basis. Under the Limited Liability Company Agreement, the number of managers is to be set by the Board of Managers, but may not be less than five. The initial Board of Managers of the LLC will consist of the same seven individuals who are currently serving as members of the Board of Directors of the cooperative.	The cooperative is managed by a Board of Directors. Under the cooperative's Bylaws, the number of directors is currently set at seven. The number of directors may be changed, but may not be less than five. A director must either be a member or a duly elected or appointed representative of a member. Members are currently represented by a director elected in each of seven districts. District boundaries are determined by the Board of Directors to provide fair representation for members.
Indemnification of Directors and Officers	The Limited Liability Company Agreement provides that the LLC will indemnify, to the fullest extent permitted by Delaware law, each manager, officer or employee of the LLC, and any person who serves as a manager, officer or director of any other entity at the request of the LLC.	The cooperative indemnifies, and has the power to purchase and maintain insurance to indemnify, each director or officer of the cooperative, and any person serving at the request of the cooperative as a director, officer, governor or manager of another entity, against various expenses to the extent to which such person may be indemnified under Minnesota law.

Distribution of Assets upon Liquidation	Under the Limited Liability Company Agreement, on winding up of the LLC, subject to any priority distribution rights of any classes of units, the assets of the LLC will be distributed as follows:

• first, to cover debts, obligations and liabilities; and
• then, to unitholders in proportion to their capital account balances in the LLC.	On liquidation, dissolution or winding up of the cooperative, the assets of the cooperative are to be distributed as follows:

• first, in payment of debts or liabilities;
• second, in payment of the issuance price for outstanding shares on capital stock;
• third, for the retirement of patronage equities; and
• finally, to members in proportion to their historical patronage of the cooperative.

THE SPECIAL MEETING

Date, Time, Place and Purpose

        This document is being furnished to members of the cooperative in connection with the distribution of ballots by the Board of Directors of the cooperative for use at the special meeting of the members to be held on [            ], 2004 at [            ].m., local time, at [                        ], [            ], Minnesota, and any adjournments or postponements of the special meeting. At the special meeting, members of the cooperative as of the close of business on [            ], 2004 will be eligible to vote on a proposal to approve the conversion. In the conversion, each member would obtain limited liability company "units" issued by the newly-formed Delaware limited liability company, or "LLC". Specifically, the combination of each share of common stock of the cooperative and a proportionate amount of the patronage equities to be issued by the cooperative would be converted into a Class A unit in the LLC. This will result in an initial offering of the LLC's Class A units. No public market currently exists for these securities. Each member is also being asked to voluntarily agree to terminate his or her uniform marketing agreement with the cooperative.

        This document and the enclosed ballot form are first being mailed to members on or about [            ], 2004.

Matters To Be Considered

        The sole purpose of the special meeting will be to consider and vote upon a proposal to approve and ratify an Amended and Restated Agreement and Plan of Merger between the cooperative and the LLC, pursuant to which the cooperative will be merged with and into the LLC, with the LLC as the surviving entity. The shareholders of the cooperative will become unitholders of the LLC and receive one Class A unit of the LLC for the combination of each share of the cooperative's common stock they hold as of the effective date of the merger and the patronage equities associated with such share. A copy of the Amended and Restated Agreement and Plan of Merger between the cooperative and the LLC is attached as Appendix A.

How You Can Vote

        You can vote on the proposed merger by completing and returning the enclosed ballot to the cooperative in the envelope provided. If you vote by mail, your ballot will not be counted unless it is received by the cooperative by [            ].m. local (Minnesota) time on [            ], 2004, or prior to any applicable adjournment or postponement of the meeting. Although you are encouraged to vote by mail, you may vote in person by attending the special meeting (and any adjournments or postponements of the meeting) and submitting your vote on the enclosed ballot at that time. You may vote on the proposed conversion by using the enclosed ballot whether you vote by mail or in person. You may revoke your ballot at any time before the vote is called at the special meeting.

Quorum; Who Can Vote; Vote Required

        A quorum of members must exist at the special meeting for the transaction of business including approval of the conversion. If at least 50 members are present or are represented by mail ballot at the special meeting, a quorum will exist. Abstentions will be counted as present for the purposes of determining the presence of a quorum at the special meeting.

        Members of the cooperative of record at the close of business on [            ], 2004 are entitled to notice of and may vote at the special meeting. Each member has one vote. The affirmative vote of a majority of the votes cast, in person or by mail, at the special meeting is required to approve the conversion. Abstentions will not be counted as votes cast.

        As of the [            ], 2004 record date for the determination of members of the cooperative eligible to vote, there were 706 voting members. Directors and their related parties and the chief executive officer of the cooperative comprise nine of those members, representing approximately 1.3% of the total number of members and votes entitled to be cast. All of these persons have indicated that, as members, they will vote in favor of the conversion.

THE CONVERSION

General

        The LLC is a wholly-owned subsidiary of the cooperative. Subject to the terms and conditions of the Merger Agreement, the cooperative will merge with and into the LLC. The LLC will be the surviving entity. After this merger, the separate corporate existence of the cooperative will cease. All shares of common stock of the cooperative will be automatically cancelled. Upon the conversion, the directors and officers of the cooperative will become the managers and officers of the LLC.

Conversion of Common Stock

        Upon completion of the merger of the cooperative with and into the LLC, each member of the cooperative will be a member of the LLC and will cease to be a member of the cooperative. All outstanding shares of the cooperative's common stock will be converted automatically into Class A units issued by the LLC with the combination of each share of common stock in the cooperative and a proportionate amount of the patronage equities to be issued by the cooperative being converted into a Class A unit in the LLC.

Termination of Uniform Marketing Agreements

        As part of the conversion, we also intend to terminate the corn delivery program that has been in place since the cooperative's inception. In anticipation of the completion of the conversion, the cooperative, pursuant to its rights under the uniform marketing agreements, has suspended all deliveries under the uniform marketing agreements beginning May 2004. Each member is also being asked as a separate matter to voluntarily agree to terminate his or her uniform marketing agreement with the cooperative, with such termination to become effective if and when the conversion becomes effective. Any members who fail to so agree will have their agreements survive the conversion, although all corn deliveries under those agreements will continue to be suspended, and the LLC will proceed to formally terminate those remaining agreements as soon as practicable. If the conversion is not approved by the cooperative's members, none of the uniform marketing agreements will terminate and the cooperative will plan to resume the corn delivery program in September 2004.

Background of and Reasons for the Conversion

        Over the past several years, and particularly in recent months, the Board of Directors and its management have carefully analyzed the cooperative's business and structure. The structure and terms of the conversion from a Minnesota cooperative to a Delaware limited liability company were determined by the cooperative's Board of Directors and senior management after extensive investigation of the anticipated business, tax and other impacts on the cooperative and its members of either converting to another form of entity or remaining a cooperative.

        The decision to effect the conversion is a result of extensive internal discussion among the members of the Board of Directors of the cooperative regarding the possibility of a change in corporate form. This discussion began in conjunction with the consideration of several potential strategic business combination transactions with other egg processors in early 2002. The cooperative and the potential transaction partners were unable to agree upon terms for any of those potential transactions, in significant part due to restrictions on capital raising and business combinations faced by the cooperative due to its present structure. Detailed discussions of corporate structure were engaged in at a long range planning session held by the Board of Directors and management in March 2003. At that planning session, the Board and management discussed the future of the egg industry, which the Board and management believe will likely continue to follow the beef, pork and poultry industries and experience further consolidation within and between the production and processing segments of the industry. In contrast with those comparable industries, in each of which the top five producers typically supply at least 80% of the U.S. market, the egg industry has approximately 65 producers making up approximately 80% of production. Given the competitive nature of the egg industry, the Board of Directors and management believe that the business will require significant additional capital resources to allow the business to keep pace with the growth, consolidation and cost structure within the industry. If the business were to remain organized as a cooperative, it may need to look to its members for a portion of its capital requirements. In recent years, several attempts have been made to raise equity capital from the cooperative's current shareholders, with limited success.

        Discussions with other egg processors continued throughout the summer of 2003, but the Board remained unable to reach agreement on terms for any potential transactions, again in significant part due to restrictions on capital raising and business combinations faced by the cooperative. In October 2003, the Board held a meeting at which corporate structure alternatives were discussed and a strategic alternatives committee was formed to study matters such as business growth, access to capital and corporate structure. With the assistance of the Board Advisor and the cooperative's legal counsel and independent accounting firm, the strategic alternatives committee and management studied available alternatives, including the tax implications of those alternatives, and decided to recommend the conversion to a limited liability company. In addition to maintaining the current cooperative structure or converting to a limited liability company, the committee considered:

  •
  converting to a Subchapter C corporation, which could allow for increased marketability of equity over a limited liability company, but which would impose both entity-level and member-level taxation;

  •
  converting to a cooperative subject to the recently-enacted Chapter 308B of the Minnesota Statutes, which would allow for the business to continue to be designated a cooperative for state law purposes, but would subject the business to less flexible statutory governance and distribution provisions than available to a limited liability company; and

  •
  converting to a general or limited partnership, which would similarly be subject to less flexible statutory governance and distribution provisions and also would put at risk all assets of the general partners.

        The cooperative's Board gave consideration to these alternatives and concluded that conversion to a Delaware limited liability company would likely be the most advantageous structure for its business. In November 2003, determining that it is in the best interests of the cooperative and its members to effect the proposed conversion, the Board passed a resolution to authorize the filing of a registration statement with the Securities and Exchange Commission in order to effect the conversion. Ultimately, the cooperative's Board of Directors based its decision to convert to a limited liability company on a number of factors, including those summarized below.

  •
  If the conversion is completed, the LLC will be able to offer its units for sale to any potential investor, not just to agricultural producers who agree to deliver corn to the cooperative each year. As a result, we believe that there will be a broader range of potential investors who can be approached for capital investment into the business. As a value-added cooperative, the cooperative has two primary methods of obtaining equity capital for use in its business. First, the cooperative can issue shares of its common stock. However, those shares can only be offered to, and held by, agricultural producers who are willing to enter into a uniform marketing agreement to deliver corn to the cooperative each year. Those shares cannot be sold to investors who fall outside classification as an agricultural producer. (The cooperative could offer its preferred shares to non-producer investors; however, restrictions under applicable cooperative law severely restrict that option.) Second, the cooperative's Bylaws provide that all member patrons will, through their patronage, furnish capital to the cooperative. Such patronage may be furnished by per-unit retains or through the distribution of less than 100% of the cooperative's patronage. To date, the cooperative has distributed a significant portion of its annual patronage-based earnings to its members in cash. If the conversion is not completed, the cooperative may need to modify its practices in regard to per-unit retains and cash distributions to meet capital requirements.

  •
  We believe that the conversion from a cooperative to a limited liability company could improve the liquidity of your investment because the limited liability company form, unlike the cooperative form, permits a broader range of potential investors. The current cooperative form requires the business to limit its membership to producers of agricultural products and associations of agricultural producers, while the LLC may have both producers and non-producers as members. However, we do not expect that there will be a significant improvement in liquidity immediately following the conversion to a limited liability company, and the conversion to a limited liability company may never improve your liquidity. Under the Limited Liability Company Agreement of the LLC, your Class A units will still be subject to various restrictions on transfer, including the need to obtain the consent of the Board of Managers.

  •
  The cooperative's Board of Directors and management have examined the impact of the corn delivery system, including the uniform marketing agreement, on the cooperative and its members during the period since the cooperative's inception. The cooperative's Board of Directors and management have come to the belief that the current corn delivery arrangement subjects the cooperative's members to certain costs and risks, including the risk of being required to deliver corn at a price below the then-current market price of the corn. As the cooperative's Board of Directors and management believe that the elimination of the corn delivery program will not have a material adverse impact on the cooperative's business, the ability to reduce the members' risks under the corn delivery program is attractive. If, however, corn prices were to rise to abnormally high levels following the completion of the conversion, the business would no longer have the contractual right to reduce cash outflows by unilaterally establishing below-market prices to be paid to its members for the required corn.

  •
  We believe that the conversion from a cooperative to a limited liability company may facilitate potential business combination transactions. One reason for this is, again, the fact that the current cooperative form requires the business to limit its membership to producers of agricultural products and associations of agricultural producers, while the LLC may have both producers and non-producers as members. In its current form, the cooperative cannot readily enter into a transaction to, for example, acquire another egg producer if the parties want to give shares in the cooperative to non-producer equityholders of the other egg producer. Another reason is that applicable Minnesota cooperative law simply does not provide a mechanism by which the cooperative can readily enter into a merger transaction unless the other party to the merger is itself operating as a cooperative.

  •
  The Board of Directors determined that the likely tax impact of the conversion itself, and of operating as a limited liability company post-conversion, upon the cooperative and its members is acceptable. In evaluating the tax consequences of the conversion itself, the Board of Directors has relied, in part, on the valuation opinion and report prepared by Greene Holcomb & Fisher LLC and described in "Valuation Opinion" below. (Greene Holcomb & Fisher, a firm with expertise in such financial matters, had previously performed valuation and advisory work for the cooperative.) In evaluating the consequences of operating as a limited liability company post-conversion, the Board of Directors considered the fact that the LLC would expect to pay no federal income tax on its taxable income and instead pass its taxable income or loss on to its members. The Board of Directors also noted that the LLC expects to make cash distributions sufficient to discharge its members' anticipated combined federal, state and local income tax liabilities arising from allocations to them of taxable income by the LLC.

  •
  The Board of Directors determined that the other anticipated costs and expenses associated with the conversion are acceptable. These include direct transaction costs such as legal, accounting,

    advising and printing, and the use of management and other resources towards accomplishing the conversion. Similarly, on an ongoing basis following the conversion, the LLC will face additional accounting, legal and printing expenses because it expects to operate as a partnership for tax purposes and to prepare and file quarterly, annual and other reports with the Securities and Exchange Commission.

  •
  As part of the conversion, we intend to eliminate the corn delivery program governed by the cooperative's uniform marketing agreement with each of its members. Following that change, any allocations of tax attributes or distributions of cash from the LLC to its members will be received in the member's new role as a passive investor. Given that role, we believe that taxable income allocated by the LLC to the members will not be subject to self-employment taxes, unless the member also is employed by the LLC. That result contrasts with the tax treatment of patronage dividends issued to cooperative members which patronage typically is subject to self-employment tax in the case of individuals. Amounts paid for corn to LLC members who are individuals and who continue to sell corn to the LLC will continue to be includable in their calculation of net earnings from self-employment.

  •
  Under Subchapter T of the Internal Revenue Code, the cooperative operates as a cooperative exempt from tax under Section 521 of the Internal Revenue Code. As an exempt cooperative, it is not taxed on amounts of patronage sourced income withheld from its members in the form of qualified per-unit retains or on amounts distributed to its members in the form of Qualified Written Notices of Allocation. Such amounts are instead taxed directly to the members. If the cooperative was not entitled to be taxed under Subchapter T, its revenues would be taxed when earned by the cooperative and the members would be taxed when dividends are distributed. From time to time, the Internal Revenue Service challenges the tax status of various cooperatives, taking the position that the challenged entities are not operating on a cooperative basis and are therefore not entitled to the tax treatment described above. The effect of a successful challenge is that the cooperative would be taxed as a corporation, with taxation at both the entity level and the shareholder level. The Internal Revenue Service has not challenged the cooperative's tax status, and the cooperative would vigorously defend any such challenge. However, if the proposed conversion is not completed and the business instead continues as a cooperative, in addition to any risk of the Internal Revenue Service seeking to retroactively impose entity-level taxation for the operations of the business to date, the cooperative might be subject to the additional risk of being subjected to entity-level taxation for its operations going forward.

        This discussion of factors considered by the cooperative's Board of Directors and management is not intended to be exhaustive, but is believed to include the material factors considered by them. In reaching its determination to approve and recommend the conversion, the Board of Directors considered the above issues and factors collectively without quantifying or assigning a greater weight to any one factor.

Recommendation of the Cooperative's Board of Directors

        The Board of Directors believes that it is in the best interests of the cooperative and its members to convert from a Minnesota cooperative to a Delaware limited liability company. Accordingly, the Board of Directors has unanimously approved the Merger Agreement. The Board of Directors unanimously recommends that members of the cooperative vote "FOR" adoption of the Merger Agreement. If the conversion is not consummated for any reason, the Board of Directors intend to continue to operate the business in a cooperative form.

Regulatory Approval

        Other than as necessary to comply with federal and state securities laws, no regulatory approvals must be obtained in connection with the proposed conversion.

Absence of Dissenters' Rights

        Members who object to the merger of the cooperative with and into the LLC will have no appraisal or dissenters' rights under applicable Minnesota cooperative law.

Employee Benefit Plans

        Under the Merger Agreement, the LLC will honor all benefits accrued by the cooperative under any benefit plan, policy or arrangement in accordance with the respective terms of those benefit plans and to the extent required by law. All such benefit plans, policies or arrangements will continue to be in effect under the LLC.

Federal Securities Law Consequences

        Under the federal securities laws, units in the LLC received in the conversion by persons who are not affiliates of the LLC under the Securities Act of 1933, as amended (the "Securities Act") may be resold immediately in transactions not involving an issuer, underwriter or dealer. Units received in the conversion by "affiliates" of the LLC may be resold only in compliance with Rule 144 under the Securities Act, in transactions that are exempt from registration under the Securities Act, or pursuant to further registration under the Securities Act. These restrictions are expected to apply to the directors and executive officers of the LLC.

        This document cannot be used in connection with resales of Class A units in the LLC received in the conversion by any person who may be deemed to be an affiliate of the cooperative or the LLC under the Securities Act.

Valuation Opinion

        The cooperative retained Greene Holcomb & Fisher LLC, pursuant to a letter agreement dated December 11, 2003, to render to the Board of Directors a valuation opinion as to (a) the fair market value of the equity of the cooperative immediately prior to the merger, or the "Company Equity Value," and (b) the fair market value of a Class A unit of the LLC immediately following the merger, or the "LLC Unit Value."

        Greene Holcomb & Fisher, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes. Greene Holcomb & Fisher focuses on providing corporate finance services to middle-market companies. Greene Holcomb & Fisher previously performed certain other unrelated valuation and advisory work for the cooperative earlier in 2003 in connection with a potential business combination transaction. The cooperative paid Greene Holcomb & Fisher a fee of $37,500 for this prior work, plus approximately $1,700 in out-of-pocket expenses. The cooperative retained Greene Holcomb & Fisher in connection with the conversion because of their expertise and familiarity with the cooperative and its industry.

        Pursuant to the engagement letter, on January 9, 2004, Greene Holcomb & Fisher delivered to the Board of Directors its written valuation opinion dated January 9, 2004. Based upon and subject to the assumptions, factors and limitations set forth in the valuation opinion and described below, Greene Holcomb & Fisher opined on January 9, 2004 that the Company Equity Value was estimated by Greene Holcomb & Fisher to be $30.4 million and the LLC Unit Value, assuming the issuance of 4,581,832

Class A units upon consummation of the merger, was estimated by Greene Holcomb & Fisher to be $4.07 per Class A unit.

        Greene Holcomb & Fisher's valuation opinion is directed to the Board of Directors and is not intended to be and does not constitute a recommendation to any stockholder of the cooperative as to how to vote with respect to the merger. Greene Holcomb & Fisher conducted various analyses of the cooperative and the LLC, but was not asked to and did not opine as to the basic business decision to proceed with or effect the merger, the relative merits of the merger compared to any alternative business strategy or transaction in which the cooperative might engage, the process by which the merger was originated, negotiated, approved or consummated, or any other term, condition or aspect of the merger. Greene Holcomb & Fisher made no representation as to the sufficiency, legal or otherwise, of its valuation opinion for the cooperative's purposes.

        The valuation opinion opined as to the Company Equity Value and the LLC Unit Value as of its date only, and except as contemplated by the engagement letter, Greene Holcomb & Fisher is not obligated to update, revise or reaffirm its valuation opinion. Events could occur which could materially affect the assumptions used in preparing the valuation opinion. Greene Holcomb & Fisher assumed, with the consent of the Board of Directors of the cooperative that, for purposes of its valuation opinion concerning Company Equity Value and LLC Unit Value, the merger occurred as of January 9, 2004. In order to account for changes between the valuation date and the conversion date, the engagement letter contemplates that Greene Holcomb & Fisher will provide the Board of Directors with an update of the valuation opinion prior to completion of the conversion.

        A copy of the valuation opinion is attached to this document as Appendix D and is incorporated in this document by reference. Greene Holcomb & Fisher has consented to the inclusion of its valuation opinion in this document. Members of the cooperative are encouraged to read the valuation opinion in its entirety.

        In arriving at the valuation opinion, Greene Holcomb & Fisher's review included:

  •
  a draft dated December 5, 2003 of a contemplated transaction agreement and the Agreement and Plan of Merger, each by and between the cooperative and the LLC;

  •
  a draft dated December 5, 2003 of the Limited Liability Company Agreement;

  •
  certain financial, operating and business information related to the cooperative on a stand-alone basis, including the cooperative's annual reports (with audited financial statements) for the fiscal years ended August 31, 1998-2002, the cooperative's audited financial statements for the fiscal year ended August 31, 2003, and the cooperative's unaudited financial statements for the three months ended November 30, 2003;

  •
  certain internal historical financial and other information of the cooperative and certain projected financial and other information of the cooperative and the LLC, prepared for financial planning purposes and furnished by the management of the cooperative, including the cooperative management's projections of the cooperative's and the LLC's financial performance for the fiscal years ending 2004-2008;

  •
  a visit to the cooperative's facility in Renville, Minnesota;

  •
  to the extent publicly available, financial data of selected public companies deemed comparable to the cooperative;

  •
  to the extent publicly available, financial data of selected transactions of companies deemed comparable to the cooperative;

  •
  a discounted cash flow analysis on the cooperative based on projections that were prepared by the cooperative's management; and

  •
  industry news relating to transactions in the poultry and egg processing marketplace and historical egg prices.

        In addition, Greene Holcomb & Fisher had discussions with members of the management of the cooperative concerning the financial condition, current operating results and business outlook for the cooperative and the LLC.

        In delivering its valuation opinion to the Board of Directors, Greene Holcomb & Fisher prepared and delivered to the Board of Directors a written valuation report containing material analyses relating to the valuation opinion. The following is a summary of the valuation opinion and these material analyses:

Company Equity Value

        The term "Company Equity Value" used in the valuation opinion is understood to mean an estimated amount based on the value of the equity of the cooperative as a whole as of January 9, 2004, on a going concern, as if sold basis, between a willing buyer and a willing seller, neither being under compulsion, each having a reasonable knowledge of all relevant facts.

        Management of the cooperative, based on advice of the cooperative's tax counsel, determined that the existing net operating loss carry forwards of the cooperative will not survive the merger and therefore are not assets for which taxable gain or loss must be determined in the context of the conversion. Accordingly, at the direction of the cooperative's management, Greene Holcomb & Fisher did not, for purposes of determining Company Equity Value, ascribe any value to the net operating loss carry forwards of the cooperative.

LLC Unit Value

        For purposes of the valuation opinion and with the consent of the Board of Directors, Greene Holcomb & Fisher estimated the LLC Unit Value by applying minority and lack of marketability discounts, as appropriate, to each holder's ratable interest in the Company Equity Value to which the LLC will succeed in the merger. Management furnished to Greene Holcomb & Fisher information concerning the number of LLC units to be outstanding following the merger.

        A minority discount accounts for the difference between the value of the cooperative's equity as a whole (which includes control) and the value of the minority interest represented by each LLC Class A unit. To measure the minority discount, Greene Holcomb & Fisher reviewed the control premium paid in 102 selected acquisitions over the prevailing public market price of target companies and selected 70 transactions which met the following criteria:

  •
  transactions with a transaction value of less than $1 billion;

  •
  transactions completed between January 1, 2003 and December 10, 2003;

  •
  transactions where the targets were public companies; and

  •
  transactions with a positive premium of 70% or less. Greene Holcomb & Fisher has advised the cooperative that the 70% threshold was used because transactions with premiums in excess of 70% often involve unusual circumstances not present in typical merger and acquisition transactions.

        This analysis produced a 29.9% median premium paid over the acquired company's stock price 30 days before the announcement of the acquisition. Greene Holcomb & Fisher calculated that this 29.9% control premium equates to a 23.0% minority discount. For example, a stock trading at $100.00 per share would be worth $129.90 per share with a 29.9% control premium applied, which then requires a 23.0% discount to arrive back at the $100.00 trading price. The 23.0% minority discount was then applied to the results of Greene Holcomb & Fisher's discounted cash flow analysis and comparable transaction analysis described below.

        A lack of marketability discount accounts for an individual stockholder's inability to freely sell shares in the open market. Greene Holcomb & Fisher reviewed the results of approximately 15 studies conducted on the lack of marketability discount and determined, in their judgment, based upon these studies and Greene Holcomb & Fisher's mergers and acquisitions experience, that a 20.0% discount would be appropriate to apply to the discounted cash flow analysis, the comparable transaction analysis and the comparable public company analysis.

        The financial planning data furnished by the cooperative indicated, and Greene Holcomb & Fisher assumed at the Board of Directors' direction and with the Board of Directors' consent and in accordance with the management of the cooperative's projections that, for purposes of the LLC Unit Value, immediately following the merger, no material change in the business, operations, cash flows or capital structure (including that the Class A units are entitled to the entire residual value of the LLC) of the cooperative will occur by reason of the merger.

        Greene Holcomb & Fisher expressed no opinion regarding any potential tax or accounting consequences of the merger. Greene Holcomb & Fisher was not furnished any information concerning, nor did its analyses account for, any potential financial impact of any such tax or accounting consequences of the merger, including any such consequences arising by reason of differences in taxation of income between cooperative corporations and limited liability companies.

Valuation Summary

        Greene Holcomb & Fisher used three generally accepted valuation approaches in estimating the Company Equity Value and the LLC Unit Value and assigned relative weights to each analysis:

  •
  Discounted Cash Flow Analysis (60% weight).

  •
  Comparable Transaction Analysis (25% weight).

  •
  Comparable Public Company Analysis (15% weight).

        During the twelve months prior to the date of the Greene Holcomb & Fisher opinion, egg prices rose to ten-year highs. Liquid egg prices were $0.56 per whole liquid egg pound on January 5, 2004, far above the $0.31 per whole liquid egg pound one year ago and their $0.367 10-year average, yet below their peak of $0.80 reached on December 1, 2003. Management's projections of future results of operations reflect its view that recent egg prices were not sustainable over the long term. In preparing its valuation analysis, Greene Holcomb & Fisher accounted for this expectation by placing a 60% weight on the discounted cash flow analysis, which estimates value based on future projected cash flows when egg prices are assumed to have stabilized, rather than recent historical performance. In contrast, the comparable transaction analysis and the comparable public company analysis methods both rely on historical financial performance to estimate value. Greene Holcomb & Fisher placed 25% and 15% weights on these analyses, respectively. For purposes of conducting the comparable public company analysis, Greene Holcomb & Fisher selected and reviewed data from four public companies deemed comparable to the cooperative, two of which did not have sufficient valuation information. The third comparable company demonstrated volatile pricing behavior over the three months prior to the date of its opinion. For these reasons, Greene Holcomb & Fisher placed a 25% weight on the comparable transaction analysis and a 15% weight on the comparable public company analysis.

        Each analysis is described in detailed below. The analyses yield the following results (dollars in millions, except per unit amounts):

Company Equity Value By Valuation Method	Value	Weighting	Weighted Value
Discounted Cash Flow Analysis	$22.6	60.0%	$13.6
Comparable Transaction Analysis	$44.1	25.0%	$11.0
Comparable Public Company Analysis	$38.7	15.0%	$5.8

Company Equity Value		100.0%	$30.4
Unmarketable Minority Equity Value By Valuation Method	Value	Weighting	Weighted Value
Discounted Cash Flow Analysis	$12.9	60.0%	$7.7
Comparable Transaction Analysis	$25.1	25.0%	$6.3
Comparable Public Company Analysis	$31.0	15.0%	$4.6

Company Equity Value		100.0%	$18.7
LLC Class A Units to be Outstanding			4,581,832
LLC Unit Value			$4.07

Discounted Cash Flow Analysis

        Greene Holcomb & Fisher performed a discounted cash flow analysis for the cooperative in which it calculated the present value of the projected hypothetical future cash flows of the cooperative using internal financial planning data prepared by the cooperative's management. Greene Holcomb & Fisher estimated a range of theoretical values for the cooperative based on the net present value of the cooperative's projected annual cash flows from December 1, 2003 through August 31, 2008 and a terminal value for the cooperative in 2008 (calculated based on a multiple of 2008 operating cash flow). Greene Holcomb & Fisher applied a range of discount rates of 14% to 16% and a range of terminal value multiples of 4.0x to 5.0x forecasted 2008 earnings before interest, taxes, depreciation and amortization.

        Discount rates and multiples were determined by considering multiples from comparable transactions and trading multiples of comparable public companies. In addition, Greene Holcomb & Fisher also considered the commodity nature of the cooperative's business, the size of the cooperative's valuation relative to its competitors, its position in the industry, the inherent risk of improved performance in an increasingly competitive industry and Greene Holcomb & Fisher's recent experience in the mergers and acquisitions marketplace.

        This analysis resulted in the cooperative's company value ranging from a low of $45.8 million, a midpoint of $49.9 million (discount rate of 15% and terminal value multiple of 4.5x), and a high of $54.3 million.

        Greene Holcomb & Fisher utilized the midpoint company value to derive the Company Equity Value and the adjusted LLC equity value (in millions).

Description	Amount
Midpoint Company Value	$49.9
Less: Debt	$(35.1)
Plus: Cash	$7.8

Company Equity Value	$22.6
Minority Discount (23.0%)	$(5.2)
Lack of Marketability Discount (20%)	$(4.5)

Adjusted LLC Equity Value	$12.9

Comparable Transaction Analysis

        Greene Holcomb & Fisher reviewed 52 transactions involving companies that it deemed comparable to the cooperative and which met the following criteria:

  •
  target companies with selected SIC codes;

  •
  transactions announced between January 1, 1990 and January 9, 2004;

  •
  transactions valued at less than $200 million; and

  •
  transactions in which the acquirer purchased 90% or more of the target.

        This analysis produced multiples of selected valuation data as follows:

Company Value to EBITDA(1)
Low	4.4x
Mean	5.3x
Median	5.4x
High	5.9x

(1)
Earnings before interest, taxes, depreciation and amortization for each target company's last twelve-month period prior to the transaction.

        Greene Holcomb & Fisher utilized the mean resulting multiple of company value to EBITDA (5.3x) and derived an average Company Equity Value and an average adjusted LLC equity value (in millions of dollars). References to latest twelve month's EBITDA of the cooperative are for the period ended November 30, 2003.

	LTM (A)	Average of Fiscal 2001 to 2003 (B)	Average of (A) and (B)
Cooperative EBITDA	$18.3	$8.6
Mean Multiple of Company Value to EBITDA	5.3x	5.3x

Cooperative Value	$97.0	$45.8
Less: Debt	$(35.1)	$(35.1)
Plus: Cash	$7.8	$7.8

Company Equity Value	$69.7	$18.5
Average Company Equity Value			$44.1
Minority Discount (23.0%)	$(16.0)	$(4.3)
Lack of Marketability Discount (20.0%)	$(13.9)	$(3.7)

Adjusted LLC Equity Value	$39.7	$10.5
Average Adjusted LLC Equity Value			$25.1

Comparable Public Company Analysis

        Greene Holcomb & Fisher compared financial information and valuation ratios relating to the cooperative to corresponding data and ratios from the following four publicly traded companies:

  •
  Cagle's, Inc.

  •
  Cal-Maine Foods, Inc.

  •
  Lucille Farms Inc.

  •
  Sanderson Farms, Inc.

        Greene Holcomb & Fisher selected these public companies by conducting industry research and by reviewing companies operating in the egg and dairy processing industry. Greene Holcomb & Fisher also consulted with the cooperative's management to confirm that the comparable company choices of Greene Holcomb & Fisher, selected through individual company research, were indeed comparable to the cooperative's operations. Due to several factors, including these companies' revenue, market breadth, and diversification of product offerings, none of these companies is directly comparable to the cooperative and, in some cases, rendered available data inadequate or not meaningful for purposes of analysis. However, these companies are similar enough to the cooperative and sufficient data was available to conclude that a comparable public company analysis was an appropriate metric to use in the valuation of the cooperative.

        This analysis produced multiples of selected valuation data as follows:

	Company Value to EBITDA(1)
Cagle's, Inc.	N/A	(2)
Cal-Maine Foods, Inc.	5.3x
Lucille Farms Inc.	N/M	(3)
Sanderson Farms, Inc.	4.6x
Average	4.9x

(1)
Earnings before interest, taxes, depreciation and amortization for each company's last reported twelve-month period.

(2)
No EBITDA valuation multiple is available because Cagle's, Inc. is unprofitable.

(3)
Not meaningful. Lucille Farms has a market capitalization under $5 million, yielding unreliable valuation information.

        Greene Holcomb & Fisher utilized the average resulting multiple of company value to EBITDA (4.9x) and derived an average Company Equity Value and an average adjusted LLC equity value (in millions of dollars). References to latest twelve month's EBITDA of the cooperative are for the period ended November 30, 2003.

	LTM (A)	Average of Fiscal 2001 to 2003 (B)	Average of (A) and (B)
Cooperative EBITDA	$18.3	$8.6
Average Multiple of Company Value to EBITDA	4.9x	4.9x

Cooperative Value	$89.7	$42.3
Less: Debt	$(35.1)	$(35.1)
Plus: Cash	$7.8	$7.8

Company Equity Value	$62.4	$15.0
Average Company Equity Value			$38.7
Minority Discount (23.0%)	$(0)	$(0)
Lack of Marketability Discount (20.0%)	$(12.5)	$(3.0)

Adjusted LLC Equity Value	$49.9	$12.0
Average Adjusted LLC Equity Value			$31.0

        For purposes of the valuation opinion, Greene Holcomb & Fisher relied upon and assumed the accuracy and completeness of the projections, financial and other information made available to it and did not assume responsibility for independent verification of such information. Greene Holcomb & Fisher relied upon the assurances of the management of the cooperative that the information provided to Greene Holcomb & Fisher by the cooperative was prepared on a reasonable basis in accordance with industry practice and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates and judgment of management, and that management was not aware of any information or facts that would make the information provided to Greene Holcomb & Fisher incomplete or misleading. Greene Holcomb & Fisher expressed no opinion as to such financial planning data and other business outlook information or the assumptions on which they are based.

        Greene Holcomb & Fisher assumed the merger will be consummated pursuant to the terms of the Merger Agreement without material modifications thereto and without waiver by any party of any material conditions or obligations thereunder. In addition, in arriving at its opinion, Greene Holcomb & Fisher assumed that, in the course of obtaining any necessary regulatory approvals for the merger, no restrictions, including any divestiture requirements, will be imposed that would have a material adverse effect on the contemplated benefits of the merger.

        In arriving at its opinion, Greene Holcomb & Fisher did not perform any appraisals or valuations of any specific assets or liabilities (contingent or other) of the cooperative, did not make any physical inspection of tangible assets, and was not furnished with any such appraisals or valuations.

        The summary of Greene Holcomb & Fisher's analyses set forth above does not purport to be a complete description of the analyses or factors underlying Greene Holcomb & Fisher's valuation opinion. The preparation of a valuation opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Greene Holcomb & Fisher believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

        With respect to the comparable public company analysis and the comparable transaction analysis summarized above, no company or transaction utilized as a comparison is identical to the merger, the cooperative or the LLC and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the acquisition or public trading values of the companies concerned. Similarly, complex considerations and judgments affect a discounted cash flow analysis. As a result, the estimated values set forth in the valuation opinion should not be considered equivalent to actual values that might be realized in the context of an actual transaction, which may be higher or lower.

        Under the terms of the engagement letter, the cooperative has agreed to pay Greene Holcomb & Fisher a fee of $30,000 for rendering its valuation opinion that is not contingent upon the merger. Whether or not the merger is consummated, the cooperative has agreed to pay the reasonable attorneys fees and other out-of-pocket expenses of Greene Holcomb & Fisher, estimated at approximately $10,700 to date, and to indemnify Greene Holcomb & Fisher, against liabilities incurred. These liabilities include liabilities under the federal securities laws in connection with the engagement of Greene Holcomb & Fisher by the Board of Directors.

Tax Treatment

        The conversion will be a taxable event to the cooperative and its members. Please see Federal Income Tax Considerations for a discussion of important tax matters.

Accounting Treatment

        For financial statement purposes, the conversion will be accounted for as a merger between entities under common control. Accordingly, the LLC will record the value of the assets and the liabilities transferred at their carrying amounts on the records of the cooperative, and will recognize no goodwill or intangible asset in connection with the transaction. This accounting is in accordance with Statement of Financial Accounting Standards 141, "Business Combinations," which states that the term "business combination" excludes transfers of net assets or exchanges of shares between entities under common control.

Effect Upon Loans Secured By Common Stock

        Upon the conversion to a limited liability company, members of the cooperative will receive Class A units in the LLC and will relinquish ownership of their shares of common stock of the cooperative. If a member of the cooperative has secured a loan with that common stock, the effect of the conversion upon that loan may vary depending on the terms of that loan and the nature and preference of the lender. Members who have secured loans using common stock may wish to consult with their lending institutions to determine if their lenders will require new assignments of security interest in the Class A units or other new collateral to support those loans.

THE MERGER AGREEMENT

        The following is a summary of the material terms of the Merger Agreement between the cooperative and the LLC, who are jointly referred to in this section as the "parties" to the agreement. The agreement is formally entitled the "Amended and Restated Agreement and Plan of Merger." For more detailed information about these transactions, we encourage you to read the agreement which is included in Appendix A and incorporated by reference into this document.

Conditions to Consummation of the Merger

        The obligations of the parties to consummate the merger are subject to the satisfaction or waiver, where permissible, of the following conditions at or prior to the consummation of the merger:

  •
  Approval of the Merger Agreement by each of the parties, including the approval of the members of the cooperative at the special meeting;

  •
  Absence of any order enjoining the merger;

  •
  The effectiveness of the registration statement of which this document constitutes a part, and absence of Securities and Exchange Commission proceedings to stop the effectiveness;

  •
  Receipt of all consents, approvals and waivers necessary in connection with the merger, including those from the cooperative's lenders;

  •
  All actions, proceedings and documents necessary to carry out the merger shall be reasonably satisfactory to the parties.

        Because the cooperative controls the LLC, the cooperative has the ability to waive or cause to be waived any of the conditions precedent to the conversion, except as limited by law. However, the cooperative does not intend to waive or cause to be waived any condition if the failure of the condition would have a material adverse effect on the business or operations of the LLC post-conversion. For example, we do not intend to complete the conversion if the cooperative has not obtained the approval of its members, the registration statement has not been declared effective, or the cooperative has not obtained the consent of its senior lenders. Representatives of the cooperative's two largest lenders have already indicated orally that they intend to consent to the conversion and amend applicable loan documents as appropriate.

Termination

        The Merger Agreement may be terminated and the merger may be abandoned at any time prior to its consummation by:

  •
  Either party if members of the cooperative fail to approve the merger of the cooperative with and into the LLC;

  •
  Written notice of termination delivered by either party; or

  •
  Either party if the conversion has not been consummated on or before December 31, 2004.

Amendment

        The terms of the Merger Agreement may be amended or supplemented at any time by mutual agreement, although consent would be a formality to the extent that the cooperative controls the LLC.

Effective Time

        The merger of the cooperative with and into the LLC will take effect on the date on which articles of merger are filed with the Minnesota Secretary of State and a certificate of merger is filed with the Delaware Secretary of State. If the merger is approved, we anticipate that the closing and the filing of these documents and the completion of the conversion will take place as soon as practicable following the member vote.

Indemnification and Insurance

        From and after the consummation of the merger, the LLC has agreed to indemnify each present and former director, officer, employee or agent of the cooperative. The LLC has also agreed to indemnify each person who, while a director or officer of the cooperative and at the request of the cooperative, serves or has served another corporation, cooperative, partnership, joint venture, or other enterprise as a director, officer or partner. This indemnification obligation covers any losses, claims, damages, liabilities, or expenses arising out of or pertaining to matters existing or occurring at or before the consummation of the merger, whether asserted or claimed before or after the consummation of the merger, to the fullest extent permitted by law. The LLC may purchase insurance coverage against these losses, claims or expenses, but is not obligated to do so.

INTERESTS OF CERTAIN PERSONS IN THE CONVERSION

        In considering whether to approve the conversion, members of the cooperative should be aware that the directors, officers and certain members of management of the cooperative have interests in the conversion in addition to their interests solely as members of the cooperative, as described below.

Indemnification

        The Merger Agreement provides that the cooperative's directors and officers will have rights to indemnification for all acts or omissions occurring at or before the conversion to the fullest extent permitted by law. The LLC may maintain insurance for such acts or omissions. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to these directors and officers pursuant to the foregoing, the cooperative has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Treatment of Member Equity

        Each member of the cooperative has equal voting rights of one vote per member. Under the terms of the Merger Agreement, at the time the merger is completed, each outstanding share of common stock of the cooperative (in combination with the patronage equities associated with each such share) will be converted into one Class A unit in the LLC. The Limited Liability Company Agreement of the LLC provides that each member of the LLC will have voting rights in proportion to the number of Class A units held. As a result, members holding a greater number of shares of common stock of the cooperative prior to the conversion will have proportionately greater voting control in the LLC following the conversion.

        As of the [                        ], 2004 record date for the determination of members of the cooperative eligible to vote, there were 706 voting members of the cooperative. Directors and their related parties and the chief executive officer of the cooperative comprise nine of those members, representing 1.3% of the cooperative's voting members. That group beneficially owns a total of 149,920 shares of common stock, or approximately 3.3% of the cooperative's total issued and outstanding common stock. As a result, if the conversion had been completed on that date, these persons would beneficially own 149,920 Class A units in the LLC, or approximately 3.3% of the LLC's total issued and outstanding Class A units. Because of this, these persons will have greater influence over matters submitted to a vote of the membership of the LLC than they had over matters voted upon by the membership of the cooperative. No director or executive officer owns beneficially more than 1.3% of the cooperative's issued and outstanding common stock.

Board Representation and Management

        The individuals serving on the Board of Directors of the cooperative and management are expected to continue to serve in substantially the same capacities for the LLC following the conversion.

PRO FORMA FINANCIAL INFORMATION OF THE LLC

        Pursuant to the Merger Agreement, the cooperative would merge with and into the LLC if the conversion is completed. The following table presents summary historical financial information of the cooperative and unaudited pro forma financial information of the LLC. The historical information presented as of and for the fiscal years ended August 31, 2001, 2002 and 2003 is derived from the cooperative's financial statements, which have been audited by Moore Stephens Frost, independent auditors. The historical information presented as of and for the six months ended February 29, 2004 is unaudited. The unaudited pro forma income statement information is computed as if the conversion from a cooperative to a limited liability company had been consummated on September 1, 2000. The unaudited pro forma balance sheet information is computed as if the transaction had been consummated on February 29, 2004. We encourage you to read the financial information presented below along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the financial statements and related notes included at the end of this document.

        For financial statement purposes, the conversion will be accounted for as a merger of entities under common control. Accordingly, the LLC will record the value of the assets and the liabilities transferred at their carrying amounts on the records of the cooperative, and will recognize no goodwill or intangible asset in connection with the transaction. The unaudited pro forma financial information presented below reflects related required preliminary pro forma adjustments, and is based on available information and various assumptions which management of the cooperative believes are reasonable. Significant assumptions made in deriving the pro forma information presented below include the following:

  •
  The cooperative would have utilized operating loss carryforwards and patronage dividends to eliminate tax expense and liability for the six month period ended February 29, 2004.

  •
  The deferred tax asset would have been utilized fully in the conversion, and would not be transferable to the LLC.

  •
  As the LLC will be treated as a partnership for federal income tax purposes, no provision for income taxes would have been recognized for the periods presented.

  •
  Because the cooperative has historically paid market price for the purchase of corn under its corn delivery program, the termination of that program will have a negligible impact on prices paid by the business to procure corn.

        The unaudited pro forma financial information is provided for illustrative purposes only and does not necessarily reflect what the results of operations or financial position of the LLC would have been if the conversion had actually occurred on the dates specified. For the periods presented, no adjustments to the historical data in the income statement information are required. Therefore, the historical and pro forma presentations for the income statement information are identical for all periods presented.

Pro Forma Financial Information Of The LLC
(in thousands, except share, per share, unit and per unit data)

	Year Ended August 31,
							Six Months Ended February 29, 2004
	2001		2002		2003
	Historical (Cooperative)	Pro Forma (LLC)	Historical (Cooperative)	Pro Forma (LLC)	Historical (Cooperative)	Pro Forma (LLC)	Historical (Cooperative)	Pro Forma (LLC)
		(unaudited)		(unaudited)		(unaudited)	(unaudited)	(unaudited)
Income Statement Data:
Revenues	$35,215	$35,215	$46,169	$46,169	$53,052	$53,052	$40,896	$40,896
Cost of goods sold	30,658	30,658	40,535	40,535	42,437	42,437	23,751	23,751

Gross profit	4,557	4,557	5,634	5,634	10,615	10,615	17,145	17,145
Operating expenses	2,495	2,495	3,339	3,339	3,208	3,208	3,182	3,182

Income from Operations	2,062	2,062	2,295	2,295	7,407	7,407	13,963	13,963
Interest expense	(2,314)	(2,314)	(3,466)	(3,466)	(3,520)	(3,520)	(1,544)	(1,544)
Other income	650	650	385	385	509	509	257	257

Income (loss) before income taxes	398	398	(786)	(786)	4,396	4,396	12,676	12,676
Income taxes	—	—	—	—	—	—	—	—

Net income (loss)	$398	$398	$(786)	$(786)	$4,396	$4,396	$12,676	$12,676

Weighted average common shares or Class A units outstanding	4,189,832	4,189,832	4,388,517	4,388,517	4,581,832	4,581,832	4,581,832	4,581,832
Net income (loss) per common share or Class A unit	$0. 09	$0. 09	$(0.18)	$(0.18)	$0.96	$0.96	$2.77	$2.77

Distributions per common share or Class A unit	$0.04	$0.04	$—	$—	$—	$—	$0.40	$0.40

	As of February 29, 2004
	Historical (Cooperative)	Adjustments		Pro Forma (LLC)
	(unaudited)			(unaudited)
Balance Sheet Data:
Current assets	$28,536	—		$28,536
Property, plant and equipment	40,470	—		40,470
Other assets	8,569	(236	)(1)	8,333

Total assets	$77,575	(236)		$77,339

Current liabilities	$6,813	—		$6,813
Long-term debt, less current maturities	32,593	—		32,593
Total patrons' equities	$38,169	(236)		$37,933
Common shares or Class A units outstanding	4,581,832	—		4,581,832
Book value per common share or Class A unit	$8.33	(.05)		$8.28

(1)
The deferred tax asset of $236 was adjusted to zero in accordance with the second assumption above.

SELECTED FINANCIAL DATA OF THE COOPERATIVE

        The following table sets forth selected financial data of Midwest Investors of Renville, Inc. (d.b.a. "Golden Oval Eggs"), which will be the predecessor of Golden Oval Eggs, LLC if the conversion is consummated. The information presented as of and for the fiscal years ended August 31, 2000, 2001, 2002 and 2003 is derived from the cooperative's financial statements, which have been audited by Moore Stephens Frost, independent auditors. The information presented as of and for the fiscal year ended August 31, 1999 and the six months ended February 28, 2003 and February 29, 2004 is unaudited. In the opinion of management, all adjustments (consisting of normal recurring items) considered necessary for a fair presentation have been included in the unaudited information. Interim results are not necessarily indicative of results for a full year.

        We encourage you to read the financial data presented below along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the financial statements and related notes included at the end of this document.

Selected Financial Data of the Cooperative
(in thousands, except share and per share data)

						Six Months Ended
	Year Ended August 31,
						February 28, 2003	February 29, 2004
	1999	2000	2001	2002	2003
	(Unaudited)					(Unaudited)	(Unaudited)
Income Statement Data:
Revenues	$20,344	$20,737	$35,215	$46,169	$53,052	$23,950	$40,896
Cost of goods sold	15,638	17,294	30,658	40,535	42,437	20,765	23,751

Gross profit	4,706	3,443	4,557	5,634	10,615	3,185	17,145
Operating expenses	1,476	1,559	2,495	3,339	3,208	1,564	3,182

Income from Operations	3,230	1,884	2,062	2,295	7,407	1,621	13,963
Interest expense	(861)	(1,038)	(2,314)	(3,466)	(3,520)	(1,761)	(1,544)
Other income	359	284	650	385	509	237	257

Income (loss) before income taxes	2,728	1,130	398	(786)	4,396	97	12,676
Income taxes	161	2	—	—	—	—	—

Net income (loss)	$2,567	$1,128	$398	$(786)	$4,396	$97	$12,676

Weighted average common shares outstanding	3,295,537	3,868,232	4,189,832	4,388,517	4,581,832	4,581,832	4,581,832
Net income (loss) per common share	$0.78	$0.29	$0.09	$(0.18)	$0.96	$0.02	$2.77

Distributions per common share	$0.55	$0.07	$0. 04	$—	$—	$—	$0.40

	As of August 31,
						As of February 29, 2004
	1999	2000	2001	2002	2003
	(Unaudited)					(Unaudited)
Balance Sheet Data:
Current assets	$12,796	$19,337	$15,619	$14,420	$18,211	$28,536
Property, plant and equipment	14,926	37,967	46,346	42,537	38,118	40,470
Other assets	5,506	5,528	5,618	9,815	8,531	8,569

Total assets	$33,228	$62,832	$67,583	$66,772	$64,860	$77,575

Current liabilities	$1,838	$6,173	$9,591	$8,965	$6,025	$6,813
Long-term debt, less current maturities	11,727	36,384	37,624	35,309	32,804	32,593
Total patrons' equities	$19,663	$20,275	$20,368	$22,498	$26,031	$38,169
Common shares outstanding	3,868,232	3,868,232	4,189,832	4,581,832	4,581,832	4,581,832
Book value per common share	$5.08	$5.24	$4.86	$4.91	$5.68	$8.33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        We encourage you to read the following discussion in conjunction with the cooperative's financial statements, the notes thereto and the other financial data included elsewhere in this document. The following discussion contains forward-looking statements. Such statements are based on assumptions by the cooperative's management as of the date of this document and are subject to risks and uncertainties, including those under the heading entitled "Risk Factors," that could cause actual results to differ materially from those anticipated. Because the LLC will be the successor of the cooperative, the following discussion will generally be equally applicable to the LLC on a going-forward basis. The cooperative and the LLC caution readers not to place undue reliance on such forward-looking statements.

Overview

        The cooperative is engaged in the production, breaking, and sale of non-pasteurized liquid whole eggs, liquid whites, and liquid yolks. The cooperative's operations are integrated from the production of eggs, processing of those eggs into liquid eggs, and the transportation of the liquid eggs. The cooperative currently ranks in the top 15 in the nation for production of shell eggs. The cooperative also obtains a relatively small portion of its eggs from third parties for processing, which amount has ranged from 9.1% to 11.8% of total eggs processed for each of the last three fiscal years. The cooperative primarily markets its liquid eggs to further processors of egg products.

        The cooperative's operating income or loss is significantly affected by wholesale liquid egg prices, which can fluctuate widely and are outside of the cooperative's control. Liquid eggs are a commodity product and prices fluctuate in response to supply /demand factors.

        The cooperative's cost of production is materially affected by feed costs, which average approximately 40% of the cooperative's total costs. Approximately 60% of these feed costs are incurred in the procurement of corn and soybeans. The cost of these ingredients is affected by a number of supply and demand factors such as crop production and weather, and other factors, such as the level of grain exports, over which the cooperative has little or no control. The ratio of pounds of feed purchased to pounds of egg product processed from eggs produced "in-line" by the cooperative, or "feed efficiency," has ranged from 2.42 to 2.57 for each of the last three fiscal years.

        One of the primary inputs for feed is corn. Presently, the corn purchased and used in operations is obtained primarily through the delivery of corn pursuant to uniform marketing agreements between the cooperative and each of its members. The Board of Directors of the cooperative, in its sole discretion, establishes the purchase price to be paid for each bushel of corn delivered. The cooperative has historically followed a policy of paying average market prices as posted at local elevators for all corn so purchased. As part of the conversion, we intend to terminate the corn delivery program. Following the conversion, the LLC will continue to require the same quantities of corn for processing as are currently required by the cooperative. In order to fulfill those requirements, the LLC will be required to acquire substantial quantities of corn in the marketplace, based upon the then-prevailing market price of corn. Because the cooperative has always paid average market prices for corn purchased in the corn delivery program, we do not expect to experience any material change in corn procurement costs as a results of the termination of the program.

        Following several years of attractive profits (from fiscal 1996 to fiscal 1999), the cooperative experienced a period of low earnings from fiscal 2000 to fiscal 2002. The primary reason for these results was an industry wide overproduction of eggs in North America ahead of retail and food service demand. This supply/demand imbalance caused egg prices to fall to levels that made most egg producers and processors marginally profitable to unprofitable during this period.

        Since the middle of 2003, however, egg prices have risen dramatically. This increase is due to several factors, including: (1) shutdown of several egg production facilities for economic reasons; (2) reduction in the number of laying hens (layers) due to the implementation of animal welfare standards; (3) reduction in layers due to the outbreak of Exotic Newcastle Disease, a contagious and fatal viral disease in birds, in the Southwest and on the West Coast; and (4) increased demand for eggs and egg products due to the number of Americans switching to some form of high protein/low carbohydrate diets.

        Presently, the egg market continues to hover around record high prices, which has sustained a high profit margin for the cooperative in the first half of fiscal 2004. These profit margins far outstrip historical profit margins of the cooperative since inception. Based on management's expertise and experience in the egg business, we believe that these profit margins are not sustainable over the long term and that over time, barring new impacts on the industry from unforeseen circumstances, prices for eggs will return to a level closer to historical averages. The anticipated price adjustments are likely to come primarily from increases in egg production, a commodity product that is fairly easy to produce, as producers seek to capture the excess profits. Or, if supply increases are insufficient, consumer demand for eggs may begin to subside in response to continued high prices. The cooperative is at or near its current production and processing capacities. In response to the current favorable market, the cooperative has begun construction of additional production facilities at its site in Thompson, Iowa, including additional layer barns and a feed mill. In addition, the cooperative will continue to tightly manage its risk management profile by seeking ways to minimize volatility in its operating margins.

        The cooperative expects that cash flow from operations and proceeds from its existing credit lines will be sufficient to fund operations, to provide adequate capital expenditures (excluding major expansions beyond the current expansion), and to make distributions to its members for the foreseeable future. However, given the competitive nature of the egg industry, the Board of Managers and management believe that the business will require significant additional capital resources to allow the business to keep pace with the growth, consolidation and cost structure within the industry.

Results Of Operations

        The following table presents the amounts sold and weighted average prices of those sales for liquid whole eggs, liquid egg whites and liquid egg yolks for the periods presented.

	Year Ended August 31,
Product				Six Months Ended February 29, 2004
	2001	2002	2003
Whole egg:
Pounds sold (in millions)	60.0	72.9	70.9	42.3
Average price per pound	$.333	$.323	$.360	$.494
Egg whites:
Pounds sold (in millions)	30.1	47.6	48.8	21.9
Average price per pound	$.216	$.122	$.208	$.542
Egg yolks:
Pounds sold (in millions)	16.0	25.4	26.2	11.4
Average price per pound	$.553	$.659	$.663	$.713
Total:
Pounds sold (in millions)	106.0	146.0	145.9	75.6
Average price per pound	$.333	$.316	$.364	$.541

  Six Months Ended February 29, 2004 Compared To Six Months Ended February 28, 2003

        Revenues.    Revenues for the first six months of fiscal 2004 were $40.9 million, an increase of $16.9 million or 70.8% as compared to the first six months of fiscal 2003. The increase in revenues was due primarily to the increase in total pounds of egg products sold and egg product selling prices during the first six months of fiscal 2004 as compared with the first six months of fiscal 2003. Pounds sold for the first six months of fiscal 2004 were 75.6 million, an increase of 4.1 million or 5.7% as compared to the first six months of fiscal 2003. While the number of layers in production was virtually unchanged between the two periods, the increase in pounds sold resulted primarily from changes in the amount and composition of feed used. Domestic demand for eggs is strong, which has resulted in higher selling prices during the first six months of fiscal 2004. The cooperative's average selling price per pound for the first six months of fiscal 2004 was $.5412, compared to $.335 for the first six months of fiscal 2003, an increase of 61.5%. The cooperative's average selling price is the blended price for liquid whole eggs, liquid egg whites and liquid egg yolks. The factors relating to the increase in sales prices are discussed in the overview above.

        Cost of goods sold.    Cost of goods sold for the first six months of fiscal 2004 was $23.8 million, an increase of $3.0 million or 14.4% as compared to the first six months of fiscal 2003. The increase is due to an increase in the cost of eggs purchased from third parties for the cooperative's off-line production and an increase in the cost of feed. The cooperative buys a significant number of shell eggs from third parties for processing at its Renville egg breaking facility. The cost of these eggs for the first six months of fiscal 2004 increased $1.9 million or 95.0% as compared to the first six months of fiscal 2003. This increase is due primarily to the overall rise in prices in the egg industry. Over this same period, feed costs increased by $1.0 million or 11.6%. Approximately $0.5 million of the increase in feed costs is due to increased feed prices due primarily to increases in the price of soy, and approximately $0.5 million due to an increase in the amount of feed used.

        Operating expenses.    Operating expenses for the first six months of fiscal 2004 were $3.2 million, an increase of $1.6 million or 103.5% as compared to the first six months of fiscal 2003. Increased bonus compensation due primarily to record profitability accounts for approximately $1.0 million of the increase. Professional services relating primarily to the potential limited liability company conversion account for approximately $.5 million of the increase.

        Total other expense.    Total other expense for the first six months of fiscal 2004 was $1.3 million, a decrease of $.2 million or 15.6% as compared to the first six months of fiscal 2003. This reduction was the result of lower interest expense due to lower debt balances.

  Fiscal Year Ended August 31, 2003 Compared To Fiscal Year Ended August 31, 2002

        Revenues.    For the fiscal year ended August 31, 2003, revenues were $53.1 million, an increase of $6.9 million or 14.9% as compared to the fiscal year ended August 31, 2002. While liquid pounds sold by the cooperative remained virtually unchanged between the two years, the average selling price for the eggs was $.3635 per pound for fiscal 2003, an increase of $.0473 per pound or 15% compared to an average price of $.3162 in fiscal 2002. The increase in revenues was due to the increased market price for liquid whole eggs, liquid egg whites and liquid egg yolks sold by the cooperative.

        Cost of goods sold.    Cost of goods sold for fiscal 2003 was $42.4 million, an increase of $1.9 million or 4.7% as compared to fiscal 2002. Feed costs accounted for most of the change with a $1.1 million or 2.5% increase from fiscal 2002 to fiscal 2003. Approximately $.7 million of the increase in feed costs was due to an increase in the amount of feed used, and approximately $.4 million due to increased feed prices. The remaining increase in cost of goods sold came from a variety of other factors, with no one factor accounting for a meaningful component of the remaining increase.

        Operating expenses.    Operating expenses for fiscal 2003 were $3.2 million, an decrease of $.1 million or 3.9% as compared to fiscal 2002. No one factor accounted for a meaningful amount of the decrease.

        Total other expense.    Total other expense for fiscal 2003 was $3.0 million, a decrease of $70,000 or 2.3%, as compared to fiscal 2002. An increase of $120,000 from litter and inedible egg sales was partially offset by an increase of $50,000 in interest expense.

  Fiscal Year Ended August 31, 2002 Compared To Fiscal Year Ended August 31, 2001

        Revenues.    Revenues for fiscal 2002 were $46.2 million, an increase of $11.0 million or 31.1% as compared to fiscal 2001. Liquid pounds sold by the cooperative in fiscal 2002 were 146 million pounds, an increase of 40 million pounds, or 37.7%, compared to 106 million pounds sold in fiscal 2001. This increase in pounds sold was the result of the cooperative bringing the first phase of the Thompson facility online in stages during fiscal 2001 and the beginning of fiscal 2002. The cooperative's average selling price in fiscal 2002 was $.3162 per pound, a decrease of $.0161, or 4.8%, as compared to $.3323 per pound in fiscal 2001. The increase in pounds sold was offset by the reduction in selling price to account for the increased revenues.

        Cost of goods sold.    Cost of goods sold for fiscal 2002 was $40.5 million, an increase of $9.9 million or 32.2% as compared to fiscal 2001. Feed costs for fiscal 2002 were $16.7 million, an increase of $4.9 million or 41% as compared with fiscal 2001. Production costs at the Thompson, Iowa facility increased $4.2 million in fiscal 2002 as compared with fiscal 2001. Both the increase in feed costs and the increase in production costs in Thompson were primarily the result of the increased production referenced above. The remaining increase in costs came from a variety of other factors, with no one factor accounting for a meaningful component of the remaining increase.

        Operating expenses.    Operating expenses for fiscal 2002 were $3.3 million, an increase of $0.8 million, or 33.8%, as compared fiscal 2001. The increase in operating costs were primarily the result of the increase in production referenced above.

        Total other expense.    Total other expense for fiscal 2002 was $3.1 million, an increase of $1.4 million, or 85.2%, as compared to fiscal 2001. Interest expense accounted for $1.2 million of the increase. The increase in interest was due to the increase in debt taken on to complete the build out of the Thompson production and processing facility.

Liquidity and Capital Resources

        The cooperative's working capital at February 29, 2004 was $21.7 million compared to $6.4 million at February 28, 2003. The cooperative's current ratio was 4.2 at February 29, 2004 compared to 1.9 at February 28, 2003. The cooperative has established a $5.5 million working capital line of credit with US Bank. Currently, there is no amount outstanding under the line of credit. This credit line, which protects the cooperative from seasonal cash fluctuations, terminates on December 31, 2004. The cooperative expects that cash flow from operations and proceeds from its existing credit lines will be sufficient to fund operations, to provide adequate capital expenditures (excluding major expansions beyond the current expansion), and to make distributions to its members for the foreseeable future.

        The production and processing plants were built over the course of the last ten years with completion of the Renville production and processing facility in 1996 and the phase one production and processing completed at Thompson in 2001. Capital expenditures totaled $.3 million in 2003 and $1.3 million in 2002. Capital expenditures for current projects are expected to total approximately $17 million, including approximately $15.5 million for the initial step of the phase two expansion at the Thompson facility (the three layer barns and feed mill and related facilities, as discussed in "Business" below) and approximately $1.5 million to purchase and upgrade the wastewater treatment facilities at Renville. As of February 29, 2004, the cooperative has committed to contracts on the construction projects totaling approximately $10 million, with approximately $6 million remaining to be paid under those contracts in fiscal 2004. In addition, the cooperative's expansion will necessitate increases in inventory of approximately $2 million, which would be financed by trade credit and amounts available for borrowing under the cooperative's credit lines. Potential future expansions include the completion of the second phase of the Thompson facilities (the remaining barns needed to mirror phase one, and related improvements necessary to accommodate the increased egg production and processing) at an estimated additional cost of approximately $21.7 million. If the cooperative can make suitable arrangements for the sale of the additional product, the cooperative intends to proceed with these future expansions as its capital resources permit.

        The cooperative's long-term debt at February 29, 2004, including current maturities, was $35.1 million compared to $37.5 million at February 28, 2003. Substantially all trade receivables and inventories collateralize the cooperative's line of credit and property, plant and equipment collateralize the cooperative's long-term debt under its loan agreements. The cooperative is required by certain provisions of its loan agreements to maintain (1) a minimum tangible net worth of not less than $16.5 million; (2) total liabilities to tangible net worth ratio of no more than 3:1; (3) working capital of no less than $3.5 million; (4) an interest coverage ratio of no less than 2:1; (5) a fixed charge coverage ratio no greater than 1:1; (6) capital expenditures not to exceed $.6 million or the amount that will create a fixed charge coverage ratio greater than 1:1; and (7) a debt to net worth ratio of no more than 2:1. In addition, these provisions restrict the cooperative's ability to make distributions, create liens, incur indebtedness and sell assets and properties. As of February 29, 2004, the cooperative was in compliance with these covenants.

        Net cash flow from operations was $14.7 million for the first six months of fiscal 2004. This level of cash flow was the result of high profit margins resulting from the record high sales prices. Despite the increased levels of sales revenue, outstanding accounts receivable only increased $.5 million, which allowed the days sales in receivables ratio to remain unchanged. Increase in corn and soybean prices resulted in an increase in inventory levels of $1.2 million. Overall the changes in net non-cash working capital were not material. This cash flow has allowed the cooperative to (1) pay $4.4 million towards the Thompson expansion, (2) make a $1.8 million distribution to its shareholders, (3) set aside $1.5 million to restricted cash account to be used to pay the 2001 bond debt and (4) increase its cash on hand to $9.1 million.

        Management believes that non-cash working capital levels are appropriate in the current business environment and does not expect a significant increase or reduction of non-cash working capital in the next 12 months.

        Net cash flow from operations improved to $6.3 million in fiscal 2003 from $3.2 million in fiscal 2002. This improvement was a result of improved gross margins. The benefit of increased cash flows from operations and flat capital expenditure requirements in fiscal 2003 allowed the cooperative to pay down the revolving line of credit by $3.0 million and to reduce long-term debt by $2.4 million.

Hedging Activities

        The cooperative follows a policy of managing its risk of future grain price and finished margin fluctuations by hedging in established commodities markets through the use of futures and options. As grain is used in the feed manufacturing process, realized gains or losses and option premiums on these positions are recognized as a component of that cost. Hedges are generally tied to corn and soy meal related sales contracts to establish a fixed margin on these sales contracts.

Critical Accounting Estimates

        The cooperative prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. The cooperative's significant accounting policies are discussed in detail in Note 1 to the financial statements included at the end of this document. Certain of these accounting policies as discussed below require management to make estimates and assumptions about future events that could materially affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of the cooperative's financial statements because they inherently involve significant judgments and uncertainties. For all of these estimates, we caution that future events rarely develop exactly as forecast, and estimates routinely require adjustment.

        Allowance for Doubtful Accounts.    In the normal course of business, the cooperative extends credit to its customers on a short-term basis. Although credit risks associated with its customers are considered minimal, the cooperative routinely reviews its accounts receivable balances and makes provisions for probable doubtful accounts. In circumstances where management is aware of a specific customer's inability to meet its financial obligations to the cooperative (e.g. bankruptcy filings), a specific reserve is recorded to reduce the receivable to the amount expected to be collected. For all other customers, the cooperative recognizes reserves for bad debts based on management's experience and the length of time the receivables are past due, generally the entire balance for amounts more than 90 days past due. As of February 29, 2004, the cooperative had never written off any accounts receivable and had no bad debt reserves.

        Inventories.    Inventories of eggs, feed and supplies are valued principally at the lower of cost (first-in, first-out method) or market. If market prices for eggs and feed grains move substantially lower, the cooperative would record adjustments to write-down the carrying values of eggs and feed inventories to fair market value.

        The cost associated with flock inventories, consisting principally of chick costs, feed, labor, and overhead costs, are accumulated during the growing period of approximately 18 weeks. Capitalized flock costs are then amortized over the productive lives of the flocks, generally 18 to 24 months. High mortality from disease or extreme temperatures would result in abnormal adjustments to write-down flock inventories. As of February 29, 2004, the cooperative had only one abnormal adjustment due to high mortality. The results of this adjustment were non-material to the financial statements. Management continually monitors each flock and attempts to take appropriate actions to minimize the risk of mortality loss.

        Long-Lived Assets.    Depreciable long-lived assets are primarily comprised of buildings and improvements and machinery and equipment. Depreciation is provided by the straight-line method over the estimated useful lives based on management's experience, which are 7 to 39 years for buildings and improvements and 3 to 15 years for machinery and equipment. An increase or decrease in the estimated useful lives would result in changes to depreciation expense. As of February 29, 2004, the cooperative had never experienced any changes to asset useful lives.

        The cooperative continually reevaluates the carrying value of its long-lived assets, for events or changes in circumstances, which indicate that the carrying value may not be recoverable. As part of this reevaluation, if impairment indicators are present, the cooperative estimates the future cash flows expected to result from the use of the asset and its eventual disposal. As of February 29, 2004, the cooperative had never found impairment indicators to be present in its reevaluation processes.

Recent Accounting Pronouncements

        In August 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations." This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset, except for certain obligations of lessees. The liability would be recognized in the period in which it is incurred and can be reasonably estimated. The cooperative adopted Statement No. 143 effective September 1, 2002. The cooperative has reviewed its assets and believes it has no assets which will require funds to retire in the future.

        In April 2003, the Financial Accounting Standards Board issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends Statement of Financial Accounting Standards No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The standard is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The cooperative's adoption of Statement No. 149 did not have a material impact on its financial position or results of operations.

        In May 2003, the Financial Accounting Standards Board issued Statement No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity." This statement establishes how an issuer classifies and measures certain freestanding financial instruments with characteristics of liabilities and equity and requires that such instruments be classified as liabilities. The standard is effective for financial instruments entered into or modified after May 31, 2003. The cooperative's adoption of Statement No. 150 did not have a material impact on its financial position or results of operations.

        In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51." This interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. A variable interest entity results from interests in an entity through ownership, contractual relationships, or other pecuniary interest. Under current accounting guidance, entities are generally consolidated by an enterprise only when it has a controlling financial interest through ownership of a majority voting interest in the entity. The cooperative has interests in various affiliates established for the purpose of finished feed production, technology services and rental of real estate. The creditors of the entities do not have recourse to the cooperative. The cooperative is currently evaluating the effects of the issuance of Interpretation No. 46 on the accounting for its ownership interests in these entities.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, commodity prices, exchange rates, equity prices and other market changes. Market risk is attributed to all market-risk sensitive financial instruments, including long-term debt.

        The cooperative does not believe it is subject to any material market risk exposure with respect to interest rates, commodity prices, exchange rates, equity prices, or other market changes that would require disclosure.

        The cooperative utilizes commodity options in its approach to risk management of its most significant inputs, corn and soybeans. The strategy is optimized when price volatility exists in the marketplace by offsetting the risk of higher feed prices. The goal of the cooperative's hedging policy is to capture potential adverse price moves for a projected nine to twelve months by a corresponding gain in the hedging account. The cooperative anticipates effectively hedging these as cash flow hedges, and has accounted for these hedges in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

Contractual Obligations

        The following table presents various known contractual obligations of the cooperative as of August 31, 2003:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	32,803,565	2,502,400	5,189,382	5,288,592	22,066,683
Operating Leases	2,015,643	230,969	414,071	282,248	1,088,355
Construction Obligations	9,358,141	9,358,141	—	—	—
Total	44,177,349	12,091,510	5,603,453	5,570,840	23,155,038

        The data presented in the preceding table does not include any expected interest payments. The cooperative had no material purchase obligations as of August 31, 2003.

BUSINESS

        To the extent that the LLC will be the successor of the cooperative and will continue to operate the business of the cooperative, unless indicated otherwise, the following discussion of the business, as it applies to the cooperative, is equally applicable to the LLC, and vice versa.

Overview

        The cooperative is a member-owned Minnesota cooperative that is primarily engaged in the business of producing and processing egg products. The cooperative was incorporated on March 17, 1994. The cooperative's fiscal year is from September 1 to August 31. Its principal office is located at 340 Dupont Avenue NE, Renville, Minnesota 56284. The telephone number is 320-329-8182.

        The cooperative's output consists of liquid whole egg, liquid egg white and liquid egg yolk. The egg products produced by the cooperative are sold on a direct basis to companies who further process the raw liquid egg into various finished egg products such as dried eggs, frozen, hard cooked, extended shelf-life liquid, pre-cooked egg patties, specialty egg products, etc. Institutional, food service, restaurants, and food manufacturers in turn purchase these further processed products.

        The cooperative has seen its production increase from approximately 7 million liquid pounds in 1995 to approximately 146 million in 2003. Assuming the current construction of additional layer barns at the Thompson facility is complete, the cooperative expects to have the capacity to produce approximately 175 million liquid pounds of products annually. When the second phase of the Thompson facility is completed, the cooperative expects to reach an annual production capacity of approximately 225 million pounds. The egg industry has been consolidating as producers and processors try to meet the needs of their large customers. We believe that these large customers are looking for a reduced number of reliable suppliers that can give them the high quality product that they need.

        The cooperative had revenues of approximately $53.0 million during fiscal 2003 (ending August 31, 2003), approximately $46.2 million during fiscal year 2002 (ending August 31, 2002) and approximately $35.2 million during fiscal 2001 (ending August 31, 2001).

Facilities and Production

        The cooperative maintains production and processing facilities at both its original 60-acre site in Renville, Minnesota and a second 240-acre site northeast of Thompson, Iowa. The land on which the Thompson facilities are located is leased from Midwest Investors of Iowa, Cooperative. At each location, the cooperative maintains a large layer flock for "in-line" production of eggs.

        The laying barns are equipped with high-rise turbo ventilation systems which are designed to promote better bird health, improved pest control, uniform temperatures and a purer environment for employees working at the facility. The turbo ventilation system dries poultry litter to approximately 15% moisture, which greatly reduces any odor. The dried poultry litter also results in less tonnage being transported to area farm fields for application. The dried poultry litter is marketed to local farmers for its nutrient value to be applied as a soil amendment to farm fields located in the vicinity of the facility.

        After the eggs are produced, they are processed into liquid egg products at one of the cooperative's two egg breaking facilities. The in-line processing facility receives the shell eggs via a conveyor belt directly from the layer barns. At the Renville site, supplementary equipment also allows procurement of "off-line" produced shell eggs from third parties for processing. The egg breaking facilities process the eggs by washing, rinsing, sanitizing and candling the eggs prior to removing the shells. The process then extracts any inedible substances and separates the liquid into whites, yolks or whole eggs. The liquid eggs are then filtered, cooled and pumped into liquid storage tanks. The liquid egg products are then shipped via tanker trucks to customers. The egg shells are currently land applied as crop plant food but, with construction underway on an egg shell recovery facility at the Thompson site, the cooperative expects to be able to begin drying a portion of the shells for utilization as a feed ingredient.

Renville, Minnesota

        Construction of an in-line production and processing layer complex in Renville, Minnesota, began in June 1994, with construction being completed and all 16 barns housed with approximately 2.0 million birds by October 1996. The Renville processing facility presently operates near its current production capacity of approximately 70 million pounds of liquid egg per year.

        The cooperative acquires all of its baby chicks from third-party sources. The cooperative has an exclusive contract pullet growing arrangement for its needs at the Renville operation with The Pullet Connection. The Pullet Connection receives day-old birds, provides housing, labor, and utilities and delivers the pullets to the layer sight at approximately sixteen weeks of age. The cooperative owns the birds, provides all feed and supplies, and pays The Pullet Connection a fixed fee per delivered pullet along with performance incentives determined by certain quality standards. The Pullet Connection's facility has the capacity to house approximately 520,000 pullets.

        Feed for the laying hens at the Renville facility and the pullet growing operations is manufactured at a feed mill owned and operated on a cost basis by United Mills. United Mills is a cooperative venture owned one-third each by Coop Country Farmers Elevator of Renville, Minnesota, Christensen Family Farms and the cooperative. The feed mill is capable of producing 250,000 tons of feed annually. The cooperative uses approximately 65% of the feed manufactured by United Mills. The cooperative believes that it is able to leverage United Mills' volume purchasing power and production capacity to achieve lower feed costs than the cooperative would face if it manufactured feed at its own facilities.

Thompson, Iowa

        In August 1999, construction of a second in-line production and processing layer complex began on the site located near Thompson, Iowa. The project is divided into two phases. Construction of phase one, the east side of the complex, which houses approximately 2.7 million layers and 650,000 pullets, was completed in December 2001. Phase one consists of eleven high-rise barns, segmented by one brooder barn, one starter barn, nine layer barns, an egg processing facility and an operations office. Phase two is the west side of the complex and is planned as a duplicate of the east side brooder, starter and layer barns, as well as a feed mill and related facilities, as described below. As an initial phase two step, the cooperative is in the process of constructing both the feed mill and related facilities and three additional layer barns that are expected to house an additional anticipated .9 million producing hens by September 2004. If the cooperative can make suitable arrangements for the sale of the additional product, the cooperative intends to continue building out in the future as its capital resources permit in order to reach its permitted level of 5.4 million layers and 1.3 million pullets. The Thompson processing facility presently operates near its current production capacity of approximately 76 million pounds of liquid egg per year.

        As with the Renville operations, the cooperative acquires all of its baby chicks for production at the Thompson site from third-party sources. However, the cooperative raises the baby chicks to pullets itself at the Thompson facility.

        Feed for the laying hens at the Thompson facility is currently manufactured by and purchased from a third party, State Line Coop. Because the cooperative believes that the existing local feed manufacturing capacity would be insufficient to meet the requirements of the Thompson operations when the three additional layer barns are housed with birds, the cooperative is in the process of constructing a 400,000 ton annual production capacity feed mill and related egg shell recovery and grain receiving facilities on the Thompson site. The new mill is expected to be operational by July 2004, at which time the cooperative expects to discontinue its purchases from State Line Coop. The cooperative intends to utilize approximately half of the capacity of the feed mill for its own purposes and contract out the remainder of the capacity to outside users.

Sales, Marketing and Customers

        Currently, a majority of the cooperative's egg products are sold at open market prices, although the cooperative has set up a variety of contract arrangements in an effort to reduce price and product sales risk. The cooperative regularly enters into short-term written contracts and verbal agreements that are based on fixed price and open market. The cooperative is also a party to several multi-year written contracts to supply different customers, including some of its largest clients, based on formula pricing, fixed price and toll milling. Those contracts typically involve the customer's agreement to purchase a specified quantity of egg products each year during the term of the applicable agreement, and allow either party to terminate the contract upon specified notice to the other party. Currently, egg products that are priced on a "non-market" basis under these long-term contracts account for approximately 30% of total sales volume, although this percentage tends to fluctuate over time depending on the availability of and interest of the cooperative's management in entering into these types of sales arrangements. Depending upon market circumstances, the prices generated by these non-market volume sales tend to be either less or more than what the prevailing open market prices would generate. For the six months ended February 29, 2004, the cooperative's long-term non-market contracts produced sales at overall prices significantly below then current open market prices. The current contracts expire at various times over the next five years, subject to termination by either party on from six to 24 months' notice. In the event that any such contractual arrangements were terminated, the cooperative would plan to sell the available products into the commodity markets for such products.

        The cooperative has expanded its customer base with the additional production from the Thompson expansion. The cooperative delivers to over twenty different customers, which customers regularly serve markets in Minnesota, Wisconsin, California, Iowa, Oregon, Alabama, Missouri and Canada.

        Customers of the cooperative include the following:

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  Abbotsford Produce

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  Ballas Egg Products Corporation (Division of Wabash Valley Produce, Inc.)

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  Brown Produce (Division of Wabash Valley Produce, Inc.)

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  Canadian Inovatech (Division of Michael Foods, Inc.)

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  Cutler Egg Products (Division of MOARK, LLC)

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  Deb-El Foods Corporation

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  Echo Lake Farm Produce

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  Estherville Foods

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  Henningson Foods, Inc.

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  Mentone Egg Products

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  MG Waldbaum (Division of Michael Foods)

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  National Foods

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  Norco Ranch, Inc. (Division of MOARK, LLC)

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  Nulaid Foods, Inc.

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  Oskaloosa Foods

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  Papetti's Hygrade Egg (Division of Michael Foods)

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  Papetti's of Iowa (Division of Michael Foods)

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  Primera Foods

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  Rose Acre Farms

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  Sunny Fresh Foods

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  USDA

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  Wabash Valley Produce, Inc.

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  Wenk Produce

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  Willamette Egg Company

        In the cooperative's most recent fiscal year, there were a number of customers who each represented more than 10% of the cooperative's total sales. Those customers include Primera Foods, Sunny Fresh Foods, Michael Foods and MOARK. Some of the cooperative's sales are made to customers in Canada. In 2001, non-U.S. sales totaled approximately $2,444,000, with sales in 2002 and 2003 increasing to approximately $3,980,000 and $4,798,000, respectively.

Egg Industry and Markets

Production

        Total U.S. egg production during 2003 was 73.93 billion table eggs.

        In 2003, the average number of egg-type laying hens in the U.S. was 276.1 million. Flock size on January 1, 2004 was 280 million layers, an increase of 1.0 million from a year earlier. Rate of lay per day on that same date averaged 71.0 eggs per 100 layers, up 2 percent from a year earlier.

Market Segmentation

        Of the 206.9 million cases of shell eggs produced in 2003:

  •
  60.9 million cases (29%) were further processed into other commodity products such as fresh liquid, pasteurized liquid, frozen, frozen and salted, frozen and sugared and dried eggs;

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  125.8 million cases (61%) went to retail;

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  18.6 million cases (9%) went for foodservice use; and

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  1.6 million cases (1%) were exported.

        The cooperative participates in the 60.9 million cases that are further processed into various types of egg product. This equates to production of approximately 2,400 million pounds of liquid eggs.

Per Capita Consumption

        The following table provides "per capita consumption" data on a national basis. Note that per capita consumption is a measure of total egg production divided by the total population. It does not represent demand.

Year:	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Per Capita Consumption:	236.4	233.5	234.6	235.6	239.7	249.8	251.7	252.8	253.5	254.1

        Source: U.S. Department of Agriculture (USDA has recently adjusted data to reflect 2000 Census figures)

Competition

        Currently, there are approximately 260 egg producing companies nationally with flocks of 75,000 hens or more, representing approximately 95% of all the layers in the U.S. Of these, there are approximately 65 egg producing companies with 1 million plus layers, representing about 80% of all the layers in the U.S. And, of these, there are approximately 9 companies with greater than 5 million layers.

        Egg Industry Magazine ranked the cooperative as the 14th largest producer nationally as of December 31, 2003. The top twenty producers represented 57.3% of the national flock.

Top U.S. Egg Producers
(by millions of layers in production)

Rank	Company	City	State	Layers
1	Cal-Maine Foods, Inc.	Jackson	MS	21.1
2	Rose Acres	Seymour	IN	17.5
3	Moark LLC	Carthage	MO	14.2
4	Michael Foods Egg Products Co.	Minneapolis	MN	13.8
5	Sparboe Companies	Litchfield	MN	12.0
6	DeCoster Egg Farms (Maine/Iowa)	Turner	ME	10.5
7	Dutchland Farms L.P.	Lancaster	PA	6.9
8	Buckeye Egg Farm	Croton	OH	6.7
9	Fort Recovery Equity	Fort Recovery	OH	6.7
10	ISE America, Inc.	Galena	MD	6.5
11	Midwest Poultry Services, L.P.	Mentone	IN	5.9
12	Hillandale Farms	Lake City	FL	5.7
13	Daybreak Foods	Lake Mills	WI	5.5
14	Golden Oval Eggs	Renville	MN	4.7
15	Fremont Farms of IA	Malcom & Fremont	IA	4.5
16	National Food Co.	Everett	WA	4.0
17	Wabash Valley Produce	Dubois	IN	3.7
18	Tampa Farm Service Inc.	Dover	FL	3.6
19	Hillandale Farms of PA	North Versailles	PA	3.5
20	Hickman's Egg Ranch	Glendale	AZ	3.4
	Total			160.4

        Source: January 2004 Egg Industry Magazine

        As stated previously, the industry converted 60.9 million cases into approximately 2,400 million pounds of liquid eggs in 2003. In its most recent fiscal year, the cooperative sold 146 million pounds of liquid egg supplying approximately 6% of the market. Some of the cooperative's customers listed above break a number of their own eggs to fulfill their needs while others source all of their liquid egg from outside providers.

Corn Procurement

        One of the primary inputs for feed is corn. Presently, the corn purchased and used in operations is obtained primarily through the delivery of corn pursuant to uniform marketing agreements between the cooperative and each of its members. Under the marketing agreement, the member is obligated to deliver each year to the cooperative up to one bushel of No. 2 yellow corn for each share of the cooperative's common stock owned. The agreement specifies the quality standards and delivery schedule. Under the Uniform Marketing Agreement, the Board of Directors has the discretion to call for deliveries at a rate of less than one bushel of corn for each share of common stock, by providing notice of the reduced delivery requirement prior to August 1 of the applicable year. The Board of Directors of the cooperative, in its sole discretion, establishes the purchase price to be paid for each bushel of corn delivered. The term of the agreement is one year. At the end of each year, the agreement is automatically renewed for a successive one-year term, until timely notice of termination is given.

        Currently, the cooperative has approximately 4.6 million shares of common stock issued and outstanding, representing obligations of the members to deliver up to approximately 4.6 million bushels of corn annually. In fiscal 2003, the Board of Directors called on its members to deliver a total of approximately 4.1 million bushels out of a total of approximately 4.3 million bushels used in the cooperative's operations. In fiscal 2002, approximately 3.7 million bushels were provided by members, also out of a total of approximately 4.3 million bushels used. Prior to fiscal 2002, the cooperative procured 100% of corn used from its members. The cooperative has historically followed a policy of paying average market prices as posted at local elevators for all corn so purchased.

        As part of the conversion, we intend to terminate the corn delivery program. In anticipation of the completion of the conversion, the cooperative, pursuant to its rights under the uniform marketing agreements, has suspended all delivery requirements under the uniform marketing agreements beginning May 2004. If the conversion is not approved by the cooperative's members, the cooperative will plan to resume the corn delivery program in September 2004. Following the conversion, the LLC will continue to require the same quantities of corn for processing as are currently required by the cooperative. In order to fulfill those requirements, the LLC will be required to acquire substantial quantities of corn in the marketplace, based upon the then-prevailing market price of corn. The cooperative's management believes that there are supplies of corn available in the vicinity of each of the cooperative's primary facilities adequate to continue to meet the needs of the business at reasonable prices following the conversion. Because the cooperative has always paid average market prices for corn purchased in the corn delivery program, we do not expect to experience any material change in corn procurement costs as a result of the termination of the program. If, however, corn prices were to rise to abnormally high levels following the completion of the conversion, the business would no longer have the contractual right to reduce cash outflows by unilaterally establishing below-market prices to be paid to its members for the required corn.

Governmental Regulation

        The cooperative is subject to federal and state regulations relating to grading, quality control, labeling, sanitary control and waste disposal. The cooperative's egg processing facilities are subject to regulation by both the U.S. Department of Agriculture and the U.S. Food and Drug Administration. The cooperative believes that it is in material compliance with the applicable regulatory requirements.

The cooperative maintains its own inspection program to assure compliance with applicable regulatory requirements, the cooperative's standards and customer specifications.

Environmental Matters

        The cooperative is subject to several federal and state environmental regulations. The federal environmental regulations with which it must comply were promulgated by the U.S. Environmental Protection Agency pursuant to the Clean Air Act, Clean Water Act and Resource Conservation and Recovery Act. The Environmental Protection Agency has delegated permitting and enforcement authority under each of these acts to Minnesota and Iowa, where the cooperative has facilities. Thus, the cooperative is required to comply with the provisions of regulations promulgated by the Minnesota Pollution Control Agency, as well as the Iowa Department of Natural Resources, pursuant to these federal acts.

        In Minnesota, the cooperative has obtained the following permits related to environmental regulations:

  •
  The cooperative has a National Pollutant Discharge Elimination System permit from the Minnesota Pollution Control Agency that addresses the requirements of the Clean Water Act. This permit will need to be renewed in 2006. The cooperative does not anticipate the cost of renewing this permit to be material.

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  The cooperative has a permit to discharge wastewater from its Minnesota processing operations into the City of Renville's sewer system. The cooperative and the City are currently negotiating a new permit, to be effective January 1, 2005. The cost to this permit renewal is not expected to be material. In the future, the cooperative may elect to own and operate the wastewater treatment facilities necessary for the treatment of waste effluent. If it chooses to do this, the permitting costs are not expected to be material.

        In Iowa, the cooperative has obtained or applied for the following permits related to environmental regulations:

  •
  The cooperative has an Animal Feeding Operation construction permit issued in compliance with the Iowa Department of Natural Resources' Animal Feeding Operation regulations, which were promulgated pursuant to the Clean Water Act. The construction permit does not expire unless significant changes in the size or operation of the facility are anticipated. The cooperative is not currently planning any such changes.

  •
  The cooperative has a National Pollutant Discharge Elimination System Permit from the Iowa Department of Natural Resources for its wastewater treatment operations at the Iowa facility. This permit expires in April 2005, and the cooperative does not expect the cost of permit renewal to be material.

  •
  The cooperative has air construction permits from the Iowa Department of Natural Resources for two backup generators, a mobile generator and boilers at the Iowa facility. These permits have no expiration date, but must be modified if emissions from the equipment are anticipated to change. The cooperative is not currently planning any such changes.

  •
  The cooperative, in March 2004, submitted air permit applications related to planned construction of a feed mill, grain elevator and eggshell drying facility at the Iowa facility. Construction of these facilities and installation of this equipment cannot occur until such permits are granted by the Iowa Department of Natural Resources. The cooperative does not foresee any problems in obtaining such permits and does not believe the costs of obtaining the permits will be material.

        The cooperative also manages any solid waste, such as deceased hens and waste egg shells, pursuant to Minnesota Pollution Control Agency and Iowa Department of Natural Resources solid waste regulations

        The cooperative is also subject to the federal Comprehensive Environmental Response Compensation and Liability Act, also known as the federal "Superfund" law. This law establishes liability for releases of hazardous substances to the environment. Under the law, current and former owners and operators of facilities where hazardous substance releases occur are jointly and severally liable for response costs and damages to natural resources caused by the releases. Because both the Minnesota and Iowa facilities were constructed on previously undeveloped agricultural land, and because any hazardous substances utilized by the cooperative are managed according to regulations promulgated by Minnesota and Iowa pursuant to the Resource Conservation and Recovery Act, and any releases of hazardous substances are within permitted or regulatory limits, the cooperative does not believe it has any significant potential liability under the Comprehensive Environmental Response Compensation and Liability Act.

        The cooperative believes that it is currently in compliance with applicable environmental laws and regulations and has all necessary permits for existing operations. As the cooperative expands its operations, it will need to continue to obtain necessary permits and maintain compliance with regulatory reporting requirements. The cooperative maintains an on-going program designed to ensure compliance with environmental laws and regulations. The cooperative cannot predict whether future changes in environmental laws or regulations might increase the cost of operating its facilities and conducting its business. Any such changes could have material financial consequences for the cooperative and its members.

        As noted above, the cooperative has permits to discharge wastewater from its Renville processing operations into the City of Renville's sewer system, and maintain ponds for storm water runoff. In the future, the cooperative may elect to own and operate the wastewater treatment facilities necessary for the treatment of waste effluent. The Thompson site is a totally self-contained operation, complete with its own water wells and water tower, processing wastewater treatment facilities and electrical generating equipment.

Intellectual Property Rights

        The cooperative does not hold any patents and generally uses industry-standard equipment and processing lines in its business. To the extent it develops proprietary uses of such systems, the cooperative relies on a combination of trade secrets, trademarks, nondisclosure agreements and technical measures to establish and protect its proprietary rights.

Research and Development

        As a commodity-based business, the cooperative does not conduct any research and development activities associated with either the development of new products or the development of new technologies for use in producing those products. Instead, as described above, the cooperative relies upon industry-standard processing and related equipment.

Employees

        As of the [                        ], 2004 record date for the special meeting, the cooperative had approximately 185 full-time employees, none of which are covered by collective bargaining agreements. Management considers its employee relations to be good.

Legal Proceedings

        From time to time and in the ordinary course of its business, the cooperative is named as a defendant in legal proceedings related to various issues, including worker's compensation claims, tort claims and contractual disputes. Other than such routine litigation, the cooperative is not currently involved in any material legal proceedings. In addition, the cooperative is not aware of other potential claims that could result in the commencement of legal proceedings. The cooperative carries insurance that provides protection against certain types of claims, up to the policy limits of the cooperative's insurance.

MANAGEMENT

Directors of the Cooperative and Managers of the LLC

        The cooperative is managed by a Board of Directors. Under the cooperative's Bylaws, the number of directors is currently set at seven. The number of directors may be changed, but may not be less than five. A director must either be a member or a duly elected or appointed representative of a member. Approximately one-third of the directors are elected each year to serve for a three-year term. Members are currently represented by a director elected in each of seven districts. District boundaries are determined by the Board of Directors to provide fair representation for members.

        The LLC will be managed by a Board of Managers, all of whom will be elected on an at-large basis. Under the Limited Liability Company Agreement, the number of managers is to be set by the Board of Managers, but may not be less than five. The initial Board of Managers of the LLC will consist of the same seven individuals who are currently serving as members of the Board of Directors of the cooperative, who will serve for the same terms for which they would otherwise have served as directors of the cooperative. The Board of Managers will be divided into three classes for election purposes. One class of managers will be elected at each annual meeting of members to serve for a three-year term.

        The names, addresses, ages and terms of the current directors of the cooperative and the initial managers of the LLC are as follows:

Name and Address	Age	Position	Term Expires
Marvin Breitkreutz 74268 250th Street Renville, Minnesota 56284	60	Manager, Chairman	2006
Mark Chan P.O. Box 178 Renville, Minnesota 56284	44	Manager, Secretary/Treasurer	2007
Chris Edgington 4440 Dogwood Avenue St. Ansgar, Iowa 50472	42	Manager, Vice Chairman	2006
Thomas Jacobs 37408 890th Avenue Olivia, Minnesota 56277	49	Manager	2005
Brad Petersburg 563 390th Street Hanlontown, Iowa 50444	48	Manager	2007
Randy Tauer 22257 Skyview Avenue Morgan, Minnesota 56266	41	Manager	2006
Jeff Woodley 12778 450th Street Thompson, Iowa 50478	47	Manager	2005

        Marvin Breitkreutz.    Mr. Breitkreutz has served as a director of the cooperative since its formation in 1994, serving as its Chairman since April 2002. He has served on the board for Southern Minnesota Sugar Beet Cooperative, is Chairman of the Red River Valley Farmers Insurance Pool, and is a past township supervisor and chairman of the Renville County Farm Bureau. He has owned and operated his farm since 1962. He raises sugar beets, corn and soybeans.

        Mark Chan.    Mr. Chan has served as a director of the cooperative since its formation in 1994, serving as its Secretary/Treasurer since April 2002. He is a past director of Co-op Country Farmers Elevator and ValAdCo. He has been farming since 1982. He is an owner and manager of a family farm corporation, raising corn, soybeans, sugar beets and green peas.

        Chris Edgington.    Mr. Edgington has served as a director of the cooperative since February 2000, serving as its Vice Chairman since April 2002. He currently serves on the board for Ag Ventures Alliance, and has served on the Iowa Extension Council. He is a member of the Iowa Pork Producers and served on the producer leadership committee. He has been farming since 1984. He is the owner and manager of a farrow to finish hog operation with his brother and they raise corn, soybeans, millet and alfalfa.

        Thomas Jacobs.    Mr. Jacobs has served as a director of the cooperative since its formation in 1994. He is a past board member of the Sheep Producers. He has owned and managed his farm since 1976 where he raises sheep, corn, soybeans, peas, sweet corn and sugar beets.

        Brad Petersburg.    Mr. Petersburg has served as a director of the cooperative since February 2000. He has been active in many farmer-owned organizations and is a member and past county board director for the Iowa Farm Bureau, director of Ag Ventures Alliance, director and past president of Exol ethanol cooperative, director of Midwest Grain Processors Cooperative and chairman of U.S. Ag Producers Alliance. He has owned and managed his farm since 1979, raising corn and soybeans.

        Randy Tauer.    Mr. Tauer has served as a director of the cooperative since March 2003. He is currently serving as a board member of the Prairie Farmers Coop and a member of the Corn and Soybean Producers and Pork Producers. He has been farming since 1980. He owns and manages a farrow to finish hog operation and raises corn, soybeans, sweet corn and peas.

        Jeff Woodley.    Mr. Woodley has served as a director of the cooperative since February 2000. He is chairman of Winnebago County Soil and Water Conservation District, director of Hancock and Winnebago County Cattlemen's Association and a member of Ag Ventures Alliance. He has owned and managed his farm since 1988, where he raises corn, soybeans, hay and cattle.

Board Advisor

        The Board of Directors of the cooperative has appointed Mark Fisler to serve the Board of Directors in an advisory capacity, attending Board meetings and providing input as appropriate, particularly on matters relating to business growth, access to capital and corporate structure. Mr. Fisler has served the cooperative in this role since January 2001, and is expected to serve the Board of Managers of the LLC in substantially the same capacity after the conversion. He is President of Accretio Advisors Inc., a corporate financial advisory firm formed in early 2004. Prior to forming Accretio, Mr Fisler was a Senior Vice President in the Corporate Finance Department of Northland Securities, Inc. since March 2003. Prior to joining Northland, Mr. Fisler was a Managing Director of US Bancorp Piper Jaffray Inc. and was employed by it and its predecessors for a span of 18 years.

Committees of the Board of Managers of the LLC

        In connection with the conversion, the Board of Managers of the LLC will appoint a compensation committee, an audit committee, a nomination committee and a strategic alternatives committee.

        The compensation committee will make recommendations to the Board of Managers of the LLC regarding stock and compensation plans, approve transactions of certain officers and grant stock options. We expect that Messrs. Breitkreutz, Edgington and Petersburg will serve as the initial members of the compensation committee.

        The audit committee will make recommendations to the Board of Managers of the LLC regarding the selection of independent auditors, review the scope of audit and other services by the independent auditors, review the accounting principles and auditing practices and procedures to be used for the LLC's financial statements and review the results of those audits. We expect that Messrs. Breitkreutz, Chan and Edgington will serve as the initial members of the audit committee.

        The nomination committee will recommend nominees to the Board of Managers of the LLC. We expect that Messrs. Jacobs, Tauer and Woodley will serve as the initial members of the nomination committee.

        The strategic alternatives committee will review potential strategic alternatives for the LLC to pursue with regard to significant business transactions such as potential outside equity investments, and make recommendations to the Board of Managers of the LLC regarding these strategic alternatives. We expect that Messrs. Breitkreutz, Chan and Petersburg will serve as the initial members of the strategic alternatives committee.

Compensation of Managers

        The LLC will provide its managers with a per diem payment of $200 for any day on which a manager undertakes activities on the LLC's behalf, including board meetings and other functions of the LLC. The LLC will also pay each manager a monthly fee of $200, except for the Chairman and Secretary who will be paid monthly fees of $400 and $250, respectively. The LLC will also reimburse its managers for out-of-pocket expenses incurred on behalf of the LLC.

Executive Officers

        Upon completion of the conversion, the current executive officers of the cooperative will hold comparable offices of the LLC on a full-time basis. The table below sets forth information concerning the current executive officers of the cooperative.

Name	Age	Position
Dana Persson	47	President/Chief Executive Officer
Terrance Heying	62	Vice President/Chief Operations Officer
Doug Leifermann	49	Vice President/Chief Financial Officer
Marie Staley	47	Vice President of Shareholder Relations

        Dana Persson.    Mr. Persson has served as President and Chief Executive Officer of the cooperative since its formation in 1994. He has served on a committee for United Egg Producers since 2001, and has been a member of the Board of Directors for United Mills since 1994, serving as its Chairman of the Board since 2001. Prior to 1994, he served as President/CEO of Co-op Country Farmers Elevator of Renville, Minnesota, and general manager of a number of grain marketing and farm supply cooperatives in Minnesota.

        Terrance Heying.    Mr. Heying has served as Vice President and Chief Operations Manager of the cooperative since its formation in 1994. He is responsible for the day-to-day operation of the egg production complex, and also develops and implements egg production programs, plans, objectives and policies consistent with goals and objectives established in the annual business plan. Prior to joining the cooperative, he owned and managed pullet rearing operations, egg production, shell egg processing, egg breaking, and further processed products. As an entrepreneur in value-added egg products, he developed a technique to freeze cooked egg products. He has designed and built special equipment required to process value-added products in addition to designing and constructing all supporting equipment and facilities.

        Doug Leifermann.    Mr. Leifermann has served as Vice President and Chief Financial Officer for the cooperative since October 2000. He is responsible for the design and implementation of financial controls, along with providing timely information that accurately portrays the financial status of the cooperative. He also provides managerial leadership for the accounting, financial, data processing and budgeting functions of the cooperative. From 1997 to October 2000, he was employed as the Chief Financial Officer for Phenix Biocomposites, a company incorporated to develop and commercialize new biocomposite technology for the construction, furniture, cabinet and design industries.

        Marie Staley.    Ms. Staley has served as Vice President of Shareholder Relations for the cooperative since its formation in 1994. In addition to coordinating the functions of management and the Board of Directors, she is responsible for member relations, communications, shareholder relations, and provides management leadership for the human resources department. She also administers the corn delivery program and share transfer process. She has served as a board member for the Broiler & Egg Association of Minnesota since 2002. Prior to joining the cooperative, she was employed by the St. Paul Bank for Cooperatives.

Executive Compensation

        Upon completion of the conversion, the current executive officers of the cooperative will hold the comparable offices in the LLC on a full-time basis. The following table shows the compensation paid by the cooperative in the years indicated to its President and Chief Executive Officer (to be the President and Chief Executive Officer of the LLC following the conversion) and the three other individuals who were serving as executive officers of the cooperative at the end of its fiscal year 2003.

Summary Compensation Table

Annual Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation(1)	All Other Compensation(2)
Dana Persson, President/Chief Executive Officer	2003 2002 2001	$191,474 164,472 160,000	$106,032 — 33,133	$15,570 15,675 19,419	$11,488 9,868 9,600
Terrance Heying, Vice President/Chief Operations Officer	2003 2002 2001	136,894 131,091 120,000	66,686 — 14,501	14,604 14,680 14,680	7,800 7,800 7,200
Doug Leifermann, Vice President/Chief Financial Officer	2003 2002 2001	100,000 100,000 79,615	66,686 — 14,501	7,778 7,866 7,831	6,000 6,000 900
Marie Staley, Vice President of Shareholder Relations	2003 2002 2001	80,400 80,000 60,000	64,506 — 14,501	115 145 145	4,800 4,800 3,600

(1)
Includes the following medical insurance contributions: for Mr. Persson, $7,592, $7,592 and $11,336 for 2003, 2002 and 2001, respectively; for Mr. Heying, $7,592 annually; and for Mr. Leifermann, $7,592, $7,592 and $6,557 for 2003, 2002 and 2001, respectively. Also includes the following personal vehicle usage: for Mr. Persson, $7,770 annually; and for Mr. Heying, $6,840 annually.

(2)
Consists of matching contributions made by the cooperative to its 401(k) plan.

Employment Agreements

        The cooperative is party to an employment and non-competition agreement with its President/Chief Executive Officer, Dana Persson. The agreement provides for Mr. Persson's employment for an initial period from July 1, 2002 through August 31, 2003. This employment term has been renewed through August 31, 2004 and will continue to renew automatically for successive one-year periods unless notice is given by either party not less than 60 days before the end of the then current employment term.

        Under the agreement, the cooperative is to pay Mr. Persson an annual base salary of $192,000 and an annual bonus based on the cooperative's return on equity for each fiscal year, capped at two times his base salary. If more than 20% of the fixed or operating assets of the cooperative are sold which would represent a proportional capital gain on members' equity allocated to those assets on a pro rata basis, or if a change in control occurs resulting in a capital gain on members' equity, then the cooperative shall pay Mr. Persson a "liquidation" bonus of 2% of the gain on equity. If the cooperative merges or consolidates with another business entity and the asset value of the merged or consolidated business entity is at least 1.5 times the asset value of the cooperative, then Mr. Persson shall be entitled to a "merger" bonus equivalent to 50% of his base salary in the form of stock or other similar equity in the new or surviving company which shall vest over a period of up to three years. Because the proposed conversion involves a merger with a subsidiary and does not involve the acquisition of any additional assets, asset values will not increase as a result of the conversion and, accordingly, the merger bonus provisions of the agreement will not be triggered. In addition, Mr. Persson is entitled to receive matching 401(k) plan contributions of up to 6% of his base salary, the use of a vehicle and other fringe benefits under the cooperative's group benefit plans.

        The agreement may be terminated prior to the end of the initial term or any renewal term due to death or disability, a change in control of the business, mutual agreement of the parties or otherwise upon the election of either party. If Mr. Persson's employment is terminated by the cooperative without cause or due to a change in control, Mr. Persson is entitled to receive payments in an amount equal to his base salary at normal salary payment intervals for a period of 12 months following termination and group benefits for the applicable period, and the unvested portion of any merger bonus will vest upon termination. If Mr. Persson's employment is otherwise terminated prior to the end of the initial term or any renewal term, the cooperative will be under no further duty to make any payments of salary or bonus or provide any benefits, except to the extent of any payment obligations that accrued prior to termination.

        The agreement provides that, for a period of 18 months after termination of the employment term, Mr. Persson may not participate through management or control or be employed by any business or enterprise which is engaged in any business activity similar to that of the cooperative that competes with the cooperative for the cooperative's egg product markets or sources of egg supplies.

        Following the conversion to an LLC, the LLC will employ Mr. Persson on the same terms as described above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Patronage Payments

        All of the cooperative's directors and its chief executive officer hold common stock of the cooperative and are also agricultural producers and members of the cooperative. By virtue of their membership status and ownership of common stock, each of these individuals is obligated to deliver corn to the cooperative. The amount and terms of the payments received by these individuals (or the entities they represent) for the delivery of corn are made on exactly the same basis as those received by other members of the cooperative for the delivery of their corn. In connection with the conversion, these corn delivery obligations will be terminated, although these individuals may continue to sell corn to the LLC after the conversion on terms similar to those on which the LLC would purchase corn from others.

Coop Country Farmers Elevator

        Coop Country Farmers Elevator, a member holding a significant amount of the cooperative's common stock, provides various services to the cooperative, including corn handling and storage and litter removal. For the year ended August 31, 2003, the cooperative purchased services totaling approximately $95,000 from Coop Country. The cooperative had total sales to Coop Country of approximately $79,000 for the year ending August 31, 2003. The cooperative also leases office space from Coop Country, under a lease terminable by either party upon 90 days notice. Rent expense for the year ended August 31, 2003 totaled approximately $18,000. In addition, as of August 31, 2003, the cooperative had approximately $272,000 payable to Coop Country for payment for corn that was purchased by patrons but delivered directly to the cooperative.

United Mills

        For the year ended August 31, 2003, the cooperative purchased feed totaling approximately $5,030,000 from United Mills. The cooperative has a 33 1/3% ownership interest in United Mills that has been accounted for using the equity method. Since United Mills is also a cooperative, its income and capital reserves are allocated to its member-patrons on the basis of patronage. Prepaid feed purchased from United Mills totaled approximately $354,000 at August 31, 2002. The cooperative also had advanced United Mills approximately $150,000 for future purchases of feed at August 31, 2003.

Midwest Investors of Iowa, Cooperative

        The cooperative leases the land on which its Thompson, Iowa facilities are located from Midwest Investors of Iowa, Cooperative. The membership and board of directors of Midwest Investors of Iowa is composed in part of the following members of the Board of Directors of the cooperative: Messrs. Breitkreutz, Chan, Edgington, Jacobs and Petersburg. Rent expense for the year ended August 31, 2003 totaled approximately $78,000. The cooperative holds a note receivable from Midwest Investors of Iowa, secured by the real estate, in the amount of $950,000. The note bears interest at eight percent, which is due and payable monthly. The principal balance is due October 2014.

PRINCIPAL EQUITYHOLDERS

        The following table furnishes information, as of the [            ], 2004 record date of the special meeting, as to actual beneficial ownership of the cooperative's common stock and pro forma ownership of the LLC's Class A units post-conversion by each person known by us to beneficially own more than 5% of the cooperative's issued and outstanding common stock, each of the cooperative's directors and executive officers (who will serve as the LLC's managers and executive officers post-conversion), and all of the cooperative's directors and executive officers as a group.

	Beneficial Ownership of Common Stock Prior to Conversion		Beneficial Ownership of Class A Units Following Conversion
Name
	Number	Percentage	Number	Percentage
Coop Country Farmers Elevator	556,993	12.2%	556,993	12.2%
Marvin Breitkreutz(1)	25,168	0.5	25,168	0.5
Mark Chan(2)	13,728	0.3	13,728	0.3
Chris Edgington	8,288	0.2	8,288	0.2
Thomas Jacobs(3)	9,720	0.2	9,720	0.2
Brad Petersburg	60,432	1.3	60,432	1.3
Randy Tauer	7,288	0.2	7,288	0.2
Jeff Woodley(4)	20,000	0.4	20,000	0.4
Dana Persson	5,296	0.1	5,296	0.1
Terrance Heying	—	—	—	—
Doug Leifermann	—	—	—	—
Marie Staley	—	—	—	—
All directors/managers and executive officers as a group	149,920	3.3	149,920	3.3

(1)
Includes 6,864 shares pre-conversion, and 6,864 Class A units post-conversion, held by Mr. Breitkreutz's wife. Also includes 18,304 shares pre-conversion, and 18,304 Class A units post-conversion, held jointly by Mr. Breitkreutz and his spouse.

(2)
Includes 13,728 shares pre-conversion, and 13,728 Class A units post-conversion, held by MC&S Inc., a corporation owned by Mr. Chan and his family.

(3)
Includes 9,720 shares pre-conversion, and 9,720 Class A units post-conversion, held jointly by Mr. Jacobs and his spouse.

(4)
Includes 20,000 shares pre-conversion, and 20,000 Class A units post-conversion, held jointly by Mr. Woodley and his spouse.

DESCRIPTION OF UNITS IN THE LLC

        The LLC is governed by its Certificate of Formation and Amended and Restated Limited Liability Company Agreement and Delaware law. The following is intended to provide a summary of the material features of the units in the LLC. For a more complete description of the units, we encourage you to read the Certificate of Formation and Amended and Restated Limited Liability Company Agreement of the LLC, attached as Appendices B and C to this document.

Capitalization

        Following the conversion, based on the number of shares of common stock of the cooperative outstanding as of the [                        ], 2004 record date for the special meeting, the LLC will have 4,581,832 Class A units issued and outstanding, all of which will be held by the persons holding common stock of the cooperative immediately prior to the conversion. The Board of Managers has the authority to create additional classes of units and to establish the powers, preferences, rights, qualifications, limitations or restrictions of such additional classes. There are no limits on the authority of the Board of Managers to issue additional Class A units or units of any other class to existing or new unitholders. There are currently no outstanding units of any other class, nor are there any outstanding options or warrants for the purchase of any units.

Class A Units

        Class A units represent an interest in the LLC. Each person holding Class A units has the right to:

  •
  A pro rata share of the LLC's profits and losses, subject to any preferential rights of any other class of units the LLC may issue in the future;

  •
  Receive distributions when declared by the Board of Managers ratably in proportion to units held, subject to any preferential rights of any other class of units the LLC may issue in the future and to any applicable lender restrictions;

  •
  Participate in the distribution of LLC's assets if it dissolves or liquidates its business, subject to satisfaction of creditors' claims and any preferential rights of any other class of units it may issue in the future;

  •
  Access and review certain information concerning the LLC's business and affairs, if the unitholder is also a member; and

  •
  Vote on matters submitted to a vote of the LLC's members, if the unitholder is also a member.

        The rights and preferences of persons holding Class A units are subject to the rights of the holders of units of any class the LLC may issue in the future.

Potential Future Classes of Units

        The LLC may, by resolution of its Board of Managers, authorize and issue interests in the LLC in the form of units of classes other than Class A units. Any such other class may have voting powers, designations, preferences, limitations and special rights, including delivery or preferred return rights, conversion rights, redemption rights and liquidation rights, any of which may be different from or superior to those of the Class A units or any other class.

Qualifications for Membership

        The initial member of the LLC is the cooperative. Following the conversion, the members of the LLC will be the members of the cooperative who receive Class A units in the conversion. Membership is not limited to agricultural producers. Membership in the LLC is available to any individual, corporation or other entity which acquires a minimum of 2,000 Class A units and is approved for membership by the Board of Managers. Minimum member unit ownership requirements for any other class may be established by the Board of Managers in the designations governing such class. If a unitholder fails to meet the minimum member ownership requirements, all non-financial rights relating to the units held will be terminated and the holder of the units will be deemed a non-member unitholder. Furthermore, the units held by the non-member unitholder will be subject to repurchase by the LLC, at the sole discretion of the LLC.

Voting Rights

        Under the Limited Liability Company Agreement, a member has one vote for each Class A unit held on matters submitted to the members for approval. If units of any other class are issued in the future, holders of such class will have such voting rights as are established for such class by the Board of Managers. Voting at a meeting of members is either in person or, if authorized by the Board of Managers, by ballot (such as by mail ballot) or by proxy. Cumulative voting for managers is not allowed. Non-member unitholders have no voting rights.

Meeting of Members

        Under the Limited Liability Company Agreement, the annual meeting of the members of the LLC will be held on a date and at a time and place fixed by the Board of Managers. Special meetings may be called by the Board of Managers or by members holding 35% of the Class A units with voting rights. The power of unitholders of any other class to call special meetings may be established by the Board of Managers in the designations governing such class.

        Members holding at least 50% of the units with voting rights must be present at a meeting (in person or, if authorized by the Board of Managers, by proxy or by ballot) to constitute a quorum necessary for the conduct of business.

Distributions

        All distributions will be at the discretion of the Board of Managers. Subject to that discretion, the LLC expects to make cash distributions sufficient to discharge its members' anticipated combined federal, state and local income tax liabilities arising from allocations to them of taxable income by the LLC. The Board of Managers of the LLC may also declare further distributions from time to time. Holders of Class A units are entitled to equivalent per unit distributions. If units of any other class are issued in the future, each unit of such class will have such distribution rights as are established for such class by the Board of Managers.

Capital Contributions and Initial Capital Accounts

        Each unitholder who receives Class A units in the merger will be deemed to have made a capital contribution equal to the unitholder's proportionate share of the money and the tax basis of other property received by the LLC in the merger. This amount will be credited to the unitholder's capital account. The LLC will be deemed to have assumed each unitholder's share of the cooperative's liabilities that it becomes obligated for in the merger. This amount will be charged against the unitholder's capital account. Upon completion of the merger, each unitholder will have a capital account balance equal to the per unit value of Class A units on the conversion date, currently estimated at $4.03.

        The Limited Liability Company Agreement does not require any unitholder to make additional capital contributions to the LLC, except to the extent that Delaware law requires the return of distributions that are made in violation of law. Interest will not accrue on capital contributions, and unitholders will have no right to be repaid any capital contribution or to have their capital accounts or units redeemed in any circumstances.

Allocation of Profits and Losses

General Allocation Rules

        Profits allocated to a unitholder increase the unitholder's capital account while allocated losses decrease the unitholder's capital account. Because distributions of cash or property to the unitholders upon liquidation are based on capital account balances, profit and loss allocations directly affect each unitholder's eventual entitlement to distributions. Except for those distributions upon liquidation, unitholders will have no right to be paid with respect to their capital accounts.

        Except as otherwise provided for special allocations and changes in unit ownership that occur during a fiscal year, profits and losses realized by the LLC for each fiscal year initially will be allocated among the unitholders in proportion to the number of Class A units held by each unitholder. However, if the Board of Managers exercises its authority to create another class or classes of units, each unit issued will have such allocation rights as are established for its class by the Board of Managers, and the definition of those rights will affect allocations with respect to the Class A units.

Transfers of Units; Additional Units

        If units are transferred during the fiscal year, the Board of Managers will designate a method and convention permitted by the tax code and the regulations to be used to take into account the interests of the transferor and transferee in making allocations with respect to the transferred units in the year of transfer. See "Federal Income Tax Considerations—Tax Consequences of Disposition of Units—Allocations and Distributions Following Unit Transfers" for a discussion of permitted methods and conventions and how they will be selected. The same concepts would apply in determining the distributive share of the LLC's profits and losses that are allocable to purchasers in the year in which additional units are issued. If additional Class A units are issued or if units of a new class are issued, the LLC and the persons acquiring the additional units may agree on which of the permissible methods and conventions will be used. If none are specified, the Board of Managers will designate a permissible method and convention.

Special Allocation Rules

        The general rule for profit and loss allocations is subject to a number of exceptions referred to as special allocations that are generally required by Treasury regulations. One of the special allocations will apply only if the LLC issues a capital interest in consideration of services. Another special allocation rule prevents a loss allocation to a unitholder that has a zero capital account balance at a time when other unitholders have positive capital account balances. Any losses that are reallocated under this rule are reversed by a special allocation of income at the earliest opportunity. The other special allocation rules are likely to apply only if the LLC has cumulative net losses that are greater than net capital contributions (capital contributions less prior distributions).

Termination of Membership

        Under the Limited Liability Company Agreement, a person will cease to be a member upon:

  •
  a complete transfer of all of the member's units,

  •
  dissolution of a non-individual member,

  •
  death of an individual member,

  •
  failure to meet the minimum unit ownership requirements for membership,

  •
  a finding by the Board of Managers that the member has willfully obstructed any lawful purpose or activity of the LLC,

  •
  a finding by the Board of Managers (in its sole discretion) that the member is a competitor of, or an affiliate of a competitor of, the LLC or its affiliates or is a person who is detrimental to the interests of the LLC, or

  •
  resignation by the member as a member of the LLC.

        In the event of termination (other than upon a complete transfer) all non-financial rights relating to units held will be terminated and the holder will become a non-member unitholder. A terminated member has no right to require purchase or redemption of the terminated member's units. In the event of termination for failure to meet minimum unit ownership requirements, a finding of willful obstruction, competitor status or detrimental nature, or resignation by the member, the terminated member's units will be subject to repurchase by the LLC, at the sole discretion of the LLC, at a price equal to 80% of the average six month trailing market price as reasonably determined by the Board of Managers.

Restrictions on Transfer of Units

        Under the Limited Liability Company Agreement, units may not be transferred without compliance with certain conditions and procedures for transfers of units. These include the delivery of a legal opinion and transfer instruments to the LLC, and payment of reasonable expenses incurred by the LLC in connection with the transfer.

        Transferability of units is restricted in part to ensure that the limited liability company is not deemed a "publicly traded partnership" and thus taxed as a corporation. See "Federal Income Tax Considerations—Publicly Traded Partnership Rules."

        The pledge of, or granting of a security interest, lien or other encumbrance in, a member's units for the purpose of securing debt financing does not constitute a transfer of the units. However, the transfer of units as a result of foreclosure or to a secured party does constitute a transfer, subject to the securities laws and tax impact restrictions described above.

        A transferee may be admitted as a member of the LLC only upon approval by the Board of Managers and upon satisfaction of certain other requirements, including the transfer not being in violation of the transfer restrictions described above and the transferee meeting the minimum unit ownership requirements for membership (which for Class A units requires holding a minimum 2,000 units). In the absence of satisfying these requirements, a transferee will be deemed a non-member unitholder with the same financial rights as other unitholders, but does not become a member of the LLC (and so will not have voting or other governance rights of members).

Distribution of Assets Upon Liquidation

        Under the Limited Liability Company Agreement, on winding up of the LLC, subject to any priority distributions of any classes of units, the assets of the LLC will be distributed as follows:

  •
  first, to pay debts, obligations and liabilities (other than loans from unitholders);

  •
  second, to establish reserves to cover contingent liabilities or obligations;

  •
  third, to pay loans from unitholders; and

  •
  finally, to unitholders in proportion to their capital account balances in the LLC.

Amendments to Limited Liability Company Agreement

        The Limited Liability Company Agreement may be amended by the Board of Managers, with the approval of a majority of the votes attributable to all outstanding units.

FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of material federal income tax considerations that may affect your decision regarding the proposed conversion of the cooperative into a limited liability company. Except as otherwise noted, this summary and the opinion of our legal counsel described below are based on current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Neither this summary nor the opinion of our legal counsel discuss all the tax considerations that may be relevant to particular members in light of their personal circumstances (including their state of residence), or to certain types of members that may be subject to special tax rules. Therefore, members are encouraged to consult their own tax advisors regarding the tax consequences of the conversion to them as well as the tax consequences of subsequent operations.

Legal Opinions and Advice

        Lindquist & Vennum P.L.L.P., Minneapolis, MN, legal counsel to the cooperative, has rendered an opinion that for federal income tax purposes the conversion of the cooperative into the LLC will be a taxable liquidation with the following federal income tax consequences:

  •
  Although there is no legal authority directly on point, the cooperative will recognize gain or loss as if it had sold an interest in each of its assets to each member for a price equal its fair market value,

  •
  each member of the cooperative will recognize gain or loss measured by the difference between the adjusted basis of the member's capital stock and/or patronage equities in the cooperative and the fair market value of the deemed liquidating distribution received by the member, and

  •
  each member may apply customary discounts for lack of marketability and lack of control in determining the fair market value of the liquidating distribution.

        Our legal counsel's opinion has been filed as an exhibit to the securities registration statement of which this document is a part.

        With respect to the formation of the LLC, our legal counsel has opined that, in general, neither gain nor loss will be recognized to either the LLC or to the LLC's members on the deemed contribution to the LLC of the assets that were deemed to have been received by the members in the liquidating distribution. Our legal counsel has advised the cooperative that the discussion of federal income tax consequences that will arise from the ownership and disposition of LLC units insofar as it relates to matters of law and legal conclusions is accurate in all material respects.

        A legal opinion extends only to matters of law. However, the tax consequences to the cooperative and its members are highly dependent on matters of fact that are not addressed in our legal counsel's opinion. In particular, the tax consequences of the conversion will depend in large part on the fair market value of the cooperative's net equity and the amount of the discount applied in valuing the liquidating distribution received by the members. Both are matters of fact that are not addressed in the opinion. You should also know that if the valuation changes prior to the closing of this transaction, our legal counsel's opinion may need to be updated as well. You should know that a legal opinion does not assure the intended tax consequences because it does not bind either the Internal Revenue Service or the courts, and the contemplated transactions are subject to certain risks of challenge by the Internal Revenue Service on both legal and factual grounds as discussed in this section.

Characterization of the Conversion for Federal Income Tax Purposes

        For state law purposes, the conversion of the cooperative into a limited liability company will occur by the merger of the cooperative into the LLC. For tax purposes, however, the cooperative will treat the conversion as (1) a complete liquidation of the cooperative consisting of the constructive distribution of its assets to its members and the assumption of its liabilities by the members, followed by (2) a constructive contribution of the distributed assets subject to those liabilities to the LLC.

Tax Consequences of the Conversion to the Cooperative

Taxable Liquidation

        The merger of the cooperative into the LLC will be treated as a taxable liquidation of the cooperative. Section 336(a) of the Tax code requires a corporation to recognize gain on liquidating distributions of appreciated property as if it had sold the property to the distributees. The United States Tax Court has held that a corporation's gain on distribution of substantially all of the interests in a partnership must be measured as if the partnership's business was sold in its entirety, which means that certain factors that may bear on the value of the LLC units, such as minority discounts and lack of marketability, cannot be taken into account by the cooperative. POPE & TALBOT, INC. V. COMMISSIONER, 104 T.C. 574 (1995), affirmed 162 F.3d 1236 (9th Cir. 1999).

        The cooperative intends to treat the conversion as a constructive distribution of its assets, subject to its liabilities, rather than as a constructive distribution of interests in the LLC. Accordingly, the cooperative will apportion the aggregate fair market value of its assets among the assets and determine gain or loss asset-by-asset. The aggregate fair market value of the cooperative's assets will be the sum of the value of the cooperative's net equity, plus its liabilities, both determined as of the conversion date. The apportionment of value to specific assets will be based on management's judgment as to the values of each. The net equity value of the cooperative, as determined by the valuation opinion, based in part on the cooperative's unaudited balance sheet information as of November 30, 2003, was close to its net book value for financial statement purposes on that date. Accordingly, management expects to apportion the aggregate conversion date value among the assets in close proximity to their financial statement values unless specific assets are identified for which financial statement values would be inappropriate. This approach will result in gains and losses primarily with respect to those assets that have a tax basis that differ from their financial statement values. Based on the cooperative's November 30, 2003 financial statements and the valuation opinion, this approach would result in approximately $13.0 million of gain realized in the various asset categories as follows:

Cooperative's Estimated Gain on the Conversion by Asset Category*

Inventory	$6,200,000
Land and land improvements	300,000
Buildings	1,500,0000
Equipment	5,000,000

Gain on the conversion	$13,000,000
Less: Net operating loss carryover	(9,500,000)
Less: Deduction for satisfaction of nonqualified unit retains	(900,000)

Net taxable income before income from FY 2004 operations	$2,600,000

*
The above amounts are based on November 30, 2003 figures and will be adjusted to conversion date values to determine the cooperative's gain or loss on each of its assets.

        The cooperative's conversion planning makes it essential to estimate its net income (or loss) from operations for its fiscal year that will end on the conversion date. Operating earnings through the conversion date will be added to the gain estimated above to determine patronage sourced income for the year. Patronage dividends will then be deducted to determine the cooperative's taxable income for fiscal year 2004 through the conversion date, and its resulting tax liability in its final tax return as a cooperative. Since a cooperative has eight and one-half months following the end of its taxable year in which to determine the amount of its patronage dividend, it has considerable control over the amount of its taxable income. Of course, any patronage dividend declared by the cooperative is passed through to patrons as taxable income in the full amount of income allocated as long as at least 20% is paid in cash.

        If the conversion had occurred on November 30, 2003, the taxable income figure would have been between zero and approximately $9.1 million consisting of $2.6 million of income shown above plus $6.5 million of first quarter earnings, less any income that might have been allocated to its patrons as a deductible patronage dividend. If the conversion had occurred on April 30, 2004, the cooperative estimates that it would have faced tax liability of approximately $2.2 million, determined as follows:

Cooperative's Estimated Taxable Income and Tax Liability for Conversion Year

Estimated gain on the conversion (see schedule above)	$2,600,000
Estimated operating earnings through assumed conversion date	17,000,000

Estimated taxable income before patronage dividends	19,600,000
Less: Estimated allocation of patronage income to the patrons	(14,000,000)

Cooperative's estimated taxable income for conversion year	$5,600,000
Cooperative's estimated combined state and federal tax rate	40%

Cooperative's estimated tax liability for conversion year	$2,240,000

        The cooperative's bylaws provide that it must allocate all of its net income to the patrons each year as a patronage dividend on the basis of their patronage except to the extent the Board of Directors, in its discretion, allocates income to a capital reserve. Under state law, the tax code, and the bylaws, a patronage dividend may be distributed in a number of forms, including cash, stock, debt or "written notices of allocation." This process of allocating earnings on the basis of patronage rather than invested capital is one of the characteristics that distinguishes a cooperative from a business corporation.

        In general, a "written notice of allocation" is a written notice by a cooperative to its patrons that states in dollars the amount of the cooperative's earnings that are allocated to the account of each patron and the portion that constitutes a patronage dividend. The notice entitles the holder to be paid the dollar amount stated in the notice at such time as the cooperative's Board of Directors determines that the cooperative's resources are sufficient to pay the stated amount. A "qualified written notice of allocation" is a written notice described in Section 1388(c) of the tax code. To be "qualified," a written notice must be issued within specified time limits and accompanied by cash or check equal to 25% of the stated amount of the written notice, and the patrons must have consented to inclusion of the stated amount in their taxable income for the year in which the notice is received. Both the cash portion of a patronage dividend and the portion issued as qualified written notices may be deducted from the cooperative's taxable income as patronage dividends under Section 1382(b)(1) of the tax code, and both must be reported by the patrons as taxable income in the year the cash and/or written notice is received

        The amount of the income allocated to the patrons as a patronage dividend is within the discretion of the cooperative's Board of Directors because of its power to credit earnings to a capital reserve. The amount of the patronage dividend that is paid in cash is also within the discretion of the Board of Directors. If, as anticipated by the cooperative, its actual taxable income before patronage dividends for the conversion year is somewhat above the $19.6 million estimated above as of April 30, 2004, the Board of Directors presently intends to allocate $14.0 million plus a portion of the excess to the patrons as a patronage dividend, of which at least $8.5 million would be paid in cash to the patrons and at least $5.5 million would be issued to the patrons in the form of "qualified written notices of allocation." Accordingly, the entire amount allocated to the patrons as a patronage dividend will be taxable to the patrons in 2004 notwithstanding that less than that amount will be distributed to them in cash. The Board's present intention is subject to change based on circumstances existing at the conversion date, including the cash resources of the cooperative.

Potential Challenges by the Internal Revenue Service

        The conversion has tax risks because the IRS may challenge the cooperative on one or more of the following points, and a challenge would undoubtedly occur well after the end of the eight and one-half month period during which a cooperative may reduce or eliminate its taxable income by declaring a patronage dividend:

  (1)
  the net equity values determined by the valuation and their effect on aggregate asset values,

  (2)
  management's apportionment of values to specific assets and the treatment of the resulting gains or losses as capital gain or loss or ordinary income or loss,

  (3)
  the cooperative's characterization of the taxable liquidation as a constructive distribution of specific assets rather than the alternative characterization as a distribution of interests in the LLC.

        The IRS is not bound by the valuation or by management's apportionment of aggregate values to specific assets. The cooperative expects to have taxable income in the conversion year, so if the IRS successfully challenges the valuation, any increase in value will result in an increase in the cooperative's tax liability.

        In addition, there are anti-netting rules that may become operative if one or more of these challenges are made by the IRS. For example, capital losses incurred by a corporation cannot be offset against any income other than capital gains. Less than $2 million (land and buildings) of the $13 million of conversion gain shown above is capital gain. Therefore, if a successful IRS reapportionment of values among capital gain/loss assets resulted in capital losses greater than the anticipated capital gains, the cooperative would have an increase in taxable income together with a net capital loss that it could not deduct.

        Similarly, if the IRS were to establish that the constructive liquidation was more appropriately treated as a distribution of LLC units, anti-netting rules applicable to transfers of partnership interests would apply, and these rules are more likely to create increased ordinary income together with an unusable capital loss than is the case in the cooperative's intended asset distribution characterization. The conversion of a corporation to a member-owned LLC via a statutory merger into the corporation's wholly owned LLC is a relatively recent form of statutory transaction, and there is no precedential legal authority as to whether it should be treated as a constructive distribution of specific assets or of LLC units for federal income tax purposes. The same tax issues arise when an association that was taxed as a corporation elects to be taxed as a partnership. In that case, Treasury Regulations require the transaction to be treated as a constructive distribution of assets, not LLC units. While the Treasury Department's rationale in issuing those Regulations is helpful in supporting the cooperative's intended characterization, those Regulations address an analogous but distinguishable fact situation and they are not determinative of the proper tax treatment of the merger.

        The IRS may challenge the cooperative's intended tax treatment under one or more of these grounds, or on other grounds. A successful challenge would result in additional tax liability that would be owed by the LLC as the cooperative's successor in interest. A successful IRS valuation challenge would also have adverse consequences for the cooperative's members because, as discussed below, their tax treatment is dependent on the value attributed to the property they are deemed to receive in the taxable liquidation.

        Nevertheless, the cooperative's management and its Board of Directors have evaluated the tax risks of the conversion with the valuation advice of its outside appraisers and the tax advice of its legal counsel and accountants and have concluded that the benefits of the conversion substantially outweigh the tax risks.

Tax Consequences of the Conversion to the Members

The Conversion is a Taxable Exchange for the Members

        Section 331(a) of the tax code provides that amounts received by a member in complete liquidation of a corporation shall be treated as full payment in exchange for the member's stock. Accordingly, the cooperative's stockholders will recognize any gain or loss inherent in their shares in the cooperative. The amount of the gain or loss will depend on the adjusted tax basis of the members' stock and the value of the liquidating distribution. Gain or loss will be a long-term capital gain or loss if the member has held the stock for more than one year as of the conversion date. This treatment does not apply to LLC units issued in exchange for any of the 321,600 shares that were issued in 2000 in exchange for then outstanding nonqualified unit retains nor to LLC units issued in satisfaction of patronage equities issued with respect to the cooperative's final taxable year. Those items are treated differently as described below.

        The amount of the liquidating distribution will be the fair market value of the LLC units received by each of the cooperative's members. Based on general principles of valuation, the members should be entitled to consider the depressing effect on valuation of the lack of marketability and lack of control that is inherent in a nonpublicly traded LLC unit. The valuation opinion indicates that discounts will result in per unit values that are 38.5% less than each unit's proportionate interest in the overall value of the cooperative's equity.

        The valuation determined the net equity in the cooperative as a going concern to be $30.4 million as of January 9, 2004. This equity value is then reduced to $18.7 million by application of a discounts of approximately 38.5% that reflect the recipient's minority interest in the LLC and the lack of marketability of LLC units. This produces a per unit value of $4.08 for each LLC unit that is received by a member in the conversion. The per unit value will be adjusted as of the conversion date.

        Based on our legal counsel's conclusion that discounts for lack of marketability and lack of control (minority interest) are appropriate, and on the determination of those discounts in the valuation, the cooperative intends to report the liquidating distribution to the members and to the IRS at $4.08 per unit, subject to adjustment to the conversion date value. There is no legal authority that expressly allows minority interest and lack of marketability discounts in this form of transaction. However, the unofficial position of the IRS is that such discounts are appropriate as expressed in its litigation position in the POPE & TALBOT case discussed above and in a private letter ruling. The IRS is not bound by the valuation, its litigating position, the private letter ruling, nor the position of our legal counsel. Thus, the principal tax risk to the members is that the IRS challenges the valuation of the LLC units on factual grounds or by disputing the valuation methodology, the propriety of valuation discounts or the percentage discounts applied.

Member Capital Gain, Capital Loss and Ordinary Income

        The members will generally determine gain or loss on their shares and patronage equities by subtracting their adjusted basis in those shares and equities from the value of the LLC units received in the conversion. Members have acquired shares at different times and may have a different tax basis for some of their shares than for others. Members also may have purchased shares in private transfers or inherited shares with a basis different than their transferor's basis. Accordingly, members are likely to have differing tax results depending on their share tax basis as discussed below.

        LLC units will also be issued in the merger in exchange for the 321,600 shares of stock in the cooperative that were issued in 2000 in exchange for nonqualified unit retains. That exchange was treated as a tax-free recapitalization. Accordingly, these specific shares retain their tax character as nonqualified per unit retains. Section 1385(c)(2) of the tax code provides in the case of nonqualified per unit retains that: (A) the basis of the unit retain in the hands of the patron to whom the unit retain was issued shall be zero, (B) the basis of the unit retain which was acquired from a decedent shall be its basis in the hands of the decedent, and (C) gain on the disposition of the unit retain by any member shall be ordinary income to the extent of the stated dollar amount of the unit retain. This means that the fair market value of the LLC units issued in exchange for the nonqualified per unit retains will be taxable to the recipient as ordinary income and, if the member is an individual, to self-employment tax as well.

        Patronage equities in the form of qualified written notices of allocation are expected to be issued for the cooperative's fiscal year 2004. These written notices will be satisfied by the issuance of LLC units in the conversion having a value equal to their face amount. Therefore, those patrons of the cooperative will have reported the face amount of the patronage equities as ordinary income. This will give them a basis equal to the fair market value of the LLC units, so they should have no gain or loss on the receipt of LLC units unless the Internal Revenue Service later successfully challenges the value of the LLC units received. See "Federal Income Tax Considerations—Tax Consequences of the Conversion to the Cooperative" for a detailed description of qualified written notices of allocation, how they are taxed to the patrons, and their exchange for Class A units in the conversion.

Summary of Tax Treatment of Members

        The cooperative currently has 4,581,832 shares outstanding and it will issue an identical number of LLC units in the merger. The LLC units, however, must be apportioned among patronage equities to be issued as part of the 2004 patronage dividend and common shares, because each represents a distinct equity interest in the cooperative.

        The LLC units that will be issued in satisfaction of patronage equities will have a conversion date value equal to the face amount of the patronage equities. The balance of the LLC units will be issued among the shareholders in exchange for their shares. The division of the LLC units will depend on the amount of 2004 patronage income that is allocated to the shareholder/patrons as a patronage dividend and the portion of that allocation that will be distributed in patronage equities rather than in cash. Using the same assumptions as to conversion date values for LLC units that were used above, which are subject to change, and assuming the Board of Directors had allocated $14.0 million of patronage income to the shareholder/patrons, of which $5.5 million was issued in the form of qualified written notices, the allocation of values among the LLC units in the merger would have been as follows:

Estimated Value of Liquidating Distribution and Apportionment of LLC Unit Values between Shares and Patronage Equities*

	Total	Per share
Unmarketable minority equity value, per valuation	$18,700,000	$4.07
Estimated conversion date adjustment (appropriately discounted)	(235,000)	(0.05)

Estimated value of liquidating distribution	18,465,000	$4.03

Estimated value of LLC units issued in exchange for shares	$12,965,000	$2.83
Estimated value of LLC units issued in exchange for patron equities	5,500,000	1.20

Estimated value of liquidating distribution	$18,465,000	$4.03

*Assumes that 2004 patronage allocation is made in proportion to shares owned

        The cooperative has members that have acquired their shares at different times and in different amounts whose gain or loss will differ because of differing tax basis. Some members also hold shares that they received in the 2000 exchange of shares in satisfaction of nonqualified unit retains, and will have differing tax consequences upon receipt of LLC units than will the holders of shares that were purchased from the cooperative or elsewhere. The cooperative's analysis, which is based on estimates and which is subject to possible changes to current plans and for conversion date adjustments, suggests that most members who purchased their shares from the cooperative will incur a capital loss on the conversion. Again assuming the conversion had occurred on April 30, 2004, the following schedule illustrates some of the per share gain/loss and ordinary income calculations relating to the cooperative's final taxable year, the conversion itself, and the one-time inventory adjustment passing through from the LLC:

Estimate of Taxable Income, Gain and Loss by Shareholder Group

	March 1994 Offering	November 1994 Offering	1999-2001 Offerings	2000 Unit Retain Exchange
Estimated per share value of LLC units issued for shares	$2.83	$2.83	$2.83	N/A
Less: Tax basis (original purchasers)	(3.50)	(4.00)	(5.00)	N/A

Estimated capital loss per share (original purchasers)	$(0.67)	$(1.17)	$(2.17)	N/A

Capital gain/loss on LLC units issued for patronage equities	N/A	N/A	N/A	—

Estimated ordinary income attributable to the conversion	—	—	—	$2.83
Patronage dividend for 2004 (est. $14.0 million total)	$3.06	$3.06	$3.06	$3.06
One-time deduction assuming the LLC elects to continue the cooperative's inventory accounting method (est. $6.4 million total)	(1.40)	(1.40)	(1.40)	(1.40)

Estimated ordinary income for 2004	$1.66	$1.66	$1.66	$4.49

        This summary does not include post-conversion LLC operations other than the one-time inventory adjustment that represents a reversal of income recognized in the cooperative on the conversion because of its inventory method. The cooperative currently uses the farm price method of valuing inventory for income tax purposes which produces an inventory basis that is substantially lower than it carries inventory in its financial statements ($6.4 million lower at November 30, 2003). The cooperative will value inventory at the financial statement value in determining its taxable gain on inventory in the conversion which will result in a gain equal to the book-tax difference ($6.4 million subject to adjustment as of the conversion date). The LLC will also value its inventory at financial statement values in establishing the initial tax basis in its inventory. The LLC intends to adopt the farm price method in its initial income tax return which will effectively reverse the gain recognized by the cooperative in the conversion and result in a one-time deduction for the LLC in the amount of the book-tax difference.

        The tax basis shown in the above schedule is the original issue price and is applicable to those members who acquired their shares in the original issue. The basis amounts shown will not be applicable to shares that have been subsequently transferred by sale, upon death, or as gifts. Members who acquired their shares by purchase from another member will have a basis equal to their purchase price. Members who acquired their shares from a decedent will have a basis equal to the value of the share for estate tax purposes. Members who acquired their shares by gift will have a basis equal to the donor's basis for purposes of determining gain. However, if use of the donor's basis will produce a loss, and if the fair market value at the time of the gift was less than the donor's basis, then the donee's basis will be the fair market value at the time of the gift. Many shareholders will be affected by this rule, so caution should be exercised by any member who makes gifts of shares in anticipation of the conversion.

Utilization of Capital Losses by Non-Corporate Taxpayers

        Noncorporate taxpayers such as individuals, trusts and estates may deduct capital losses to the extent of capital gains recognized by the taxpayer during the taxable year, plus $3,000. Unused capital losses may not be carried back but may be carried forward indefinitely until they are fully utilized or the taxpayer dies. Thus, an individual member who has no other capital gains or losses could deduct $3,000 per year until the conversion loss is fully deducted or the member dies. In addition to capital gains realized on a sale of capital assets, it also should be noted that net gains arising under Section 1231 of the Internal Revenue Code are treated as capital gains that may be offset by capital loss deductions or carry forwards.

Utilization of Capital Losses by C Corporations

        In the case of a C corporation, capital losses are deductible only to the extent of capital gains. C corporations may not use any part of their capital losses to reduce ordinary taxable income under Section 1211(a) of the Internal Revenue Code. A C corporation deducts its capital losses against its capital gains for the taxable year. A C corporation that sustains capital losses in excess of capital gains in the taxable year has a net capital loss which, in general and subject to limitations, can be carried back three years and forward five years until it is used. The amount of net capital loss, whether long or short-term, carried back or carried forward to another year is treated as a short-term capital loss in the year to which it is carried under Section 1212(a)(1) of the Internal Revenue Code.

Constructive Partnership Formation

        The merger of the cooperative into the LLC will be treated for tax purposes as a constructive formation of the LLC as a partnership. Accordingly, the members will be treated as having contributed the assets they constructively received in the liquidation of the cooperative subject to the cooperative's liabilities. In general, neither gain nor loss is recognized to a partnership or its partners in the case of a contribution of property to the partnership in exchange for an interest in the partnership under Section 721 of the Internal Revenue Code. The LLC's initial asset basis will be the aggregate bases of those assets in the hands of the contributing members which will reflect discounts for minority interest and lack of marketability as shown above.

Importance of the Valuation to the Cooperative and its Shareholders

        As the above discussion indicates, the cooperative's tax treatment, the tax treatment of the cooperative shareholders and the initial asset basis in the hands of the LLC all depend in significant part on the accuracy of the valuation which is not binding on the IRS or the courts. While we have no reason to believe that the valuation will not be accepted by the IRS, the IRS may challenge the values used in determining gain or loss to the cooperative or its shareholders.

IRS Information Reporting Requirements

        The cooperative is required to file Form 966 notifying the IRS of the taxable liquidation within 30 days of formal adoption of the plan of merger and to supplement the filing if the plan is later amended. The cooperative will be required to issue a Form 1099-DIV to each shareholder whose shares have a value of more than $600 not later than January 31, 2005, and transmit the information to the IRS before February 28, 2005.

Tax Status of the LLC

        The remaining portion of this discussion of "Federal Income Tax Considerations" is a summary of the material federal income tax considerations relating to the tax treatment of the LLC and its members. The summary is not intended to represent a detailed description of the federal income tax consequences applicable to a particular member in view of that member's particular circumstances nor is it intended to represent a detailed description of the federal income tax consequences applicable to investors subject to special treatment under the federal income tax laws. The summary is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations, court decisions, and other administrative rulings and interpretations. All of these sources are subject to change, and these changes may be applied retroactively. Any change or future provisions of the Internal Revenue Code or other legal authorities may alter significantly the tax considerations we describe in this summary. Finally, in addition to the general discussion of taxation of limited liability companies and their members, portions of the discussion that follows are specific to the LLC and its members and are subject to the risk of challenge by the Internal Revenue Service. In particular, the discussion in "Tax Treatment of the LLC's Operations" is based in part on factual matters not addressed in the opinion of our legal counsel that relate to aggregate fair market values of assets and the apportionment of those values among specific assets.

        Each member is encouraged to consult his or her own tax advisor regarding the federal, state, and local tax consequences to him or her of the purchase, ownership and sale of the units and of potential changes in applicable tax laws.

        Single-tax treatment and the ability to make cash distributions to members without incurring an entity level federal income tax depends on the treatment of the LLC as a partnership for income tax purposes. The cooperative expects that the LLC will be treated as a partnership for federal income tax purposes. This means that the LLC will pay no federal income tax and members will pay tax on their share of the LLC's net income.

        Under Treasury regulations known as the "check-the-box" regulations, an unincorporated entity such as a limited liability company will be taxed as a partnership unless the entity is considered a publicly traded partnership or the entity affirmatively elects to be taxed as a corporation. The LLC will not elect to be taxed as a corporation and will endeavor to take steps as are feasible and advisable to avoid classification as a publicly traded partnership.

        If the LLC fails to qualify for partnership taxation for whatever reason, it would be treated as a "C corporation" for federal income tax purposes. As a "C corporation," it would be taxed on its taxable income at corporate rates (currently a maximum 35% federal rate), distributions would generally be taxed again to holders of units as corporate dividends (subject to rates of 5% and 15% through 2008), and the holders of units would not be required to report their share of the LLC's income, gains, losses or deductions on their tax returns. Because a tax would be imposed upon the LLC as an entity, the cash available for distribution to members would be reduced by the amount of tax paid which could cause a reduction in the value of the units.

Publicly Traded Partnership Rules

        A partnership that constitutes a "publicly traded partnership" as defined in Section 7704(b) of the Internal Revenue Code is generally treated as a "C corporation" for federal tax purposes. As used in Section 7704, the term "partnership" also includes a limited liability company treated as a partnership for federal tax purposes, such as the LLC. The LLC will seek to avoid being classified as a publicly traded partnership under Section 7704 by restricting transfers of units in the manner described below.

        A partnership is classified as a publicly traded partnership if its interests are either:

  •
  Traded on an established securities market; or

  •
  Readily tradable on a secondary market or its substantial equivalent.

        A partnership "interest" includes any interest in capital or profits of the partnership as well as any financial instrument or contract the value of which is determined by reference to the partnership.

        Under the Treasury regulations, an "established securities market" includes national, regional and local exchanges, foreign exchanges that satisfy regulatory requirements, and interdealer quotation systems that regularly disseminate firm buy and sell quotations. The LLC does not intend to list units on the New York Stock Exchange, the Nasdaq Stock Market, or on any other exchange or system which would be classified as an established securities market.

        In determining whether interests are "readily tradable on a secondary market or its substantial equivalent," the Treasury regulations provide that interests in a partnership generally are so tradable if, taking into account all of the facts and circumstances, interest holders are able to buy, sell or exchange their interests in a manner that is economically comparable to trading on an established securities market, or under any of the following four circumstances:

  •
  they are regularly quoted by a broker, dealer or other market maker in the interests;

  •
  there are regular quotes from any person who stands ready to buy or sell at a quoted price;

  •
  there are regular and ongoing opportunities for an interest holder to sell or exchange interests through a public means of obtaining offers or information of offers to buy, sell or exchange; or

  •
  the opportunity exists for prospective buyers and sellers to transact in a time frame and with the regularity and continuity comparable to the three circumstances described above.

        However, interests will not be treated as readily tradable on a secondary market or its substantial equivalent under any of these four circumstances unless the partnership participates in the establishment of the market or the inclusion of its interests in the market, or the partnership recognizes any transfers made on the market by redeeming the transferor partner, admitting the transferee as a partner or otherwise recognizing the rights of a transferee. The LLC does not intend to so participate in the establishment of any market that would qualify under any of the four circumstances listed above or the inclusion of any of the interests on such a market. Moreover, the LLC does not intend to recognize transfers of units or other interests made under any of those four circumstances.

        Treasury regulations provide a safe harbor which shelters interests from being deemed readily tradable on a secondary market or its substantial equivalent under the general "facts and circumstances" test when there is a "lack of actual trading" of the interests. The LLC intends to allow only those transfers of interests during any taxable year that permits the LLC to qualify under this "lack of actual trading" safe harbor. This safe harbor applies where the sum of the interests in capital or profits transferred during the tax year of the partnership does not exceed 2% of the total interests in capital or profits. For purposes of testing compliance with this safe harbor, the following types of transfers, which are explained below, are ignored:

  •
  "private" transfers;

  •
  transfers pursuant to a "qualified redemption or repurchase agreement"; and

  •
  transfers through a "qualified matching service".

        A private transfer includes:

  •
  transfers in which the basis of the interest is determined by reference to the transferor's basis, such as a gift, or is determined under Section 732 of the Internal Revenue Code;

  •
  transfers at death, including transfers from an estate or testamentary trust;

  •
  transfers between members of a family, as defined in Section 267(c)(4) of the Internal Revenue Code;

  •
  transfers involving the issuance of interests by the partnership in exchange for cash, property or services;

  •
  transfers involving distributions from retirement plans qualified under Section 401(a) of the Internal Revenue Code or an individual retirement plan;

  •
  "block" transfers, which are defined as transfers by a member and any related person as defined in Sections 267(b) and 707(b)(1) of the Internal Revenue Code in one or more transactions during any 30 calendar-day period, of interests which in the aggregate represent more than 2% of the total interests in partnership capital or profits;

  •
  transfers pursuant to a plan of redemption or repurchase maintained by the partnership by which the partners may tender their interests for purchase by the partnership, another partner, or a person related to a partner, but only where either the right to purchase is exercisable only upon the partner's death, disability, retirement, or termination from active service, or the plan is "closed end" so that the partnership does not issue any interests after the initial offering and no partner or person related to a partner provides contemporaneous opportunities to acquire interests in similar or related partnerships which represent substantially identical investments;

  •
  transfers by one or more partners of interests representing more than 50% of the total interests in the capital and profits in one transaction or series of related transactions; and

  •
  transfers not recognized by the partnership.

        Transfers are pursuant to a qualified redemption or repurchase agreement only if:

  •
  the agreement provides that a transfer cannot occur until at least 60 days after the partnership receives written notice of the partner's intent to exercise the redemption or repurchase right;

  •
  the agreement provides that the purchase price not be established until at least 60 days after receipt of notification or that the purchase price not be established more than four times during the entity's tax year; and

  •
  the sum of the interests in capital or profits transferred during the entity's taxable year, not including private transfers, does not exceed 10% of the total interests in capital or profits.

        Transfers are through a qualified matching service only if:

  •
  the matching service consists of a computerized or printed system that lists customers' bid and/or ask prices in order to match prospective buyers and sellers of interests;

  •
  matching occurs either by matching the list of interested buyers with the list of interested sellers or through a bid and ask process that allows interested buyers to bid on the listed interest;

  •
  the seller cannot enter into a binding agreement to sell the interest until the 15th calendar day after his interest is listed, which date must be confirmable by maintenance of contemporaneous records;

  •
  the closing of a sale effected through the matching service does not occur prior to the 45th calendar day after the interest is listed;

  •
  the matching service displays only quotes that do not commit any person to buy or sell an interest at the quoted price, or quotes that express an interest in acquiring an interest without an accompanying price, and does not display quotes at which any person is committed to buy or sell an interest at the quoted price;

  •
  the seller's information is removed within 120 days of its listing and is not re-entered into the system for at least 60 days after its deletion; and

  •
  the sum of the interests in capital or profits transferred during the entity's tax year, not including private transfers, cannot exceed 10% of the total interests in capital or profits.

Treatment of the LLC's Operations

Flow-through of Taxable Income; Use of Calendar Year

        No federal income tax will be paid by the LLC. Instead, all members will be required to report on their income tax return their allocable share of the income, gains, losses and deductions of the LLC without regard to whether corresponding cash distributions are received.

        Because the LLC will be taxed as a partnership, it will have its own taxable year separate from the taxable years of its members. A partnership generally must use the "majority interest taxable year" which is the taxable year that conforms to the taxable year of the holders of more than 50% of its interests. In the LLC's case, the majority interest taxable year is the calendar year.

The LLC's Basis in Assets

        Section 723 of the Internal Revenue Code provides that the basis of any property contributed to a partnership by a partner is the adjusted basis of the property in the hands of the contributor at the time of the contribution. In this case, each member of the cooperative will be deemed to contribute his or her share of the property that they are deemed to receive in the merger. Pursuant to the valuation and adjustment to conversion date amounts as estimated by the cooperative's management in the calculations above, assuming the conversion had occurred on April 30, 2004, the aggregate basis of the contributed property is estimated at $58.3 million, which is the estimated net value of the liquidating distribution ($18.5 million, after discounts) plus the cooperative's liabilities ($39.8 million as of November 30, 2003). The aggregate basis of assets must be apportioned among the categories of assets and to assets within a category for depreciation and other cost recovery purposes. The method for apportioning basis to specific assets acquired by the LLC in a deemed liquidation of a predecessor cooperative is uncertain. The LLC intends to apportion basis to specific assets in accordance with procedures established by the Internal Revenue Service for acquisition of assets that collectively constitute a trade or business. This method establishes a series of asset classes to which basis is apportioned to the extent of the fair market value of assets in each class successively until all basis has been assigned. The valuation opinion does not apportion the net equity to specific assets. This will be done by management using the fair market values of specific assets that it used in determining the cooperative's gain on the deemed liquidation. Because the method of apportioning basis is uncertain and the fair market value of the LLC's net equity is subject to challenge, the IRS might challenge the allocation of basis to specific categories of assets within the LLC so as to increase the allocation to longer lived assets or assets that cannot be depreciated or amortized such as land and investments. This would defer the timing of some of the LLC's depreciation and other cost recovery deductions, including the first-year writedown of inventory described in "Federal Income Tax Considerations—Summary of Tax Treatment of Members".

Taxable Income or Loss from Operations

        The LLC will compute its taxable income or loss in a manner that differs materially from the way the cooperative determines its taxable income or loss. Material changes include the fact that an LLC does not issue patronage dividends and therefore does not receive a patronage dividend deduction. Accordingly, all of the taxable income of the LLC will be reported by the members. LLC losses flow-through to the members, subject to restrictions discussed below, while a cooperative's losses generally produce net operating loss carryovers.

Tax Consequences of the LLC's Operations to the Members

Flow-through of Taxable Income or Loss

        Each member will be required to report on his or her income tax return for the taxable year with which or within which ends the LLC's taxable year his distributive share of the LLC's income, gains, losses and deductions without regard to whether corresponding cash distributions are received. To illustrate, a calendar year member will include his share of the LLC's 2004 taxable income or loss on his 2004 income tax return. A member with a June 30 fiscal year will report his share of the LLC's 2004 taxable income or loss on his income tax return for the fiscal year ending June 30, 2005. The LLC will provide each member with an annual Schedule K-1 indicating the member's share of the LLC's income, loss and their separately stated components.

Tax Treatment of Distributions

        Distributions by the LLC to members generally will not be taxable to the members for federal income tax purposes as long as distributions do not exceed their basis in their units immediately before the distribution. Cash distributions in excess of unit basis—which are considered unlikely—are treated as gain from the sale or exchange of the units under the rules described below for unit dispositions.

Initial Tax Basis of Units and Periodic Basis Adjustments

        Under Section 722 of the Internal Revenue Code, a member's initial basis in his or her membership interest in the LLC will be equal to the sum of the amount of money and the contributor's adjusted basis of any property contributed to the LLC. This amount is increased by a member's share of the LLC's debt. Since the property deemed to be contributed by each member is the property received in the constructive liquidation, each member's initial basis in the LLC units should be equal to the fair market value of those units as reported by the member in determining gain or loss on the conversion transaction as described above plus the member's share of the LLC's debt. Pursuant to the valuation and adjustment to conversion date amounts as estimated by the cooperative's management in the calculations above, assuming the conversion had occurred on April 30, 2004, the initial basis of a member's LLC units is estimated at $12.72 per unit, consisting of a net property contribution of $4.03 per unit plus the $8.69 per unit share of liabilities.

        A member's initial basis in LLC units will be increased to reflect the member's distributive share of the LLC's taxable income and tax-exempt income, amounts attributable to depletion that are not likely to be relevant, and any increase in a member's share of the LLC's debt. If a member makes additional capital contributions at any time, the adjusted unit basis is increased by the amount of any cash contributed or the adjusted basis in any property contributed.

        A member's unit basis will be decreased, but not below zero, by (1) the amount of any cash distributed to the member; (2) the basis of any other property distributed; (3) the amount of depletion deductions; (4) the member's distributive share of losses and nondeductible expenditures of the LLC that are "not properly chargeable to capital account" and (5) any reduction in that member's share of the LLC's debt.

        The unit basis calculations are complex. A member is only required to compute unit basis if the computation is necessary to determine his or her tax liability, but accurate records should be maintained. Typically, basis computations are necessary at the following times:

  •
  The end of a taxable year during which the LLC suffered a loss, for the purpose of determining the deductibility of the member's share of the loss;

  •
  Upon the liquidation or disposition of a member's interest, and

  •
  Upon the nonliquidating distribution of cash or property to a member, in order to ascertain the basis of distributed property or the taxability of cash distributed.

        Except in the case of a taxable sale of a unit or liquidation of the LLC, exact computations usually are not necessary. For example, a member who regularly receives cash distributions that are less than or equal to his or her share of the LLC's taxable income will have a positive unit basis at all times. Consequently, no computations are necessary to demonstrate that cash distributions are not taxable to the member under Section 731(a) (1) of the Internal Revenue Code. The purpose of the basis adjustments is to keep track of a member's "tax investment" in the LLC, with a view toward preventing double taxation or exclusion from taxation of income items upon ultimate disposition of the units.

Deductibility of Losses; Passive Loss Limitations

        In general, a member may deduct losses allocated to him, subject to a number of restrictions. Those restrictions include a general rule that losses cannot be deducted if they exceed a member's basis in his or her units nor to the extent they exceed the member's at-risk amount. These specific restrictions are not likely to impact the members of the LLC. However, if the LLC incurs a taxable loss or if taxable income is insufficient to cover interest expense on the cooperative related borrowing, the passive activity loss deduction rules are likely to have widespread effect.

        Section 469 of the Internal Revenue Code substantially restricts the ability of taxpayers to deduct losses from passive activities. Passive activities generally include activities conducted by pass-through entities, such as the LLC and other partnerships, limited liability companies or S corporations, in which the taxpayer does not materially participate. Generally, losses from passive activities are deductible only to the extent of the taxpayer's income from other passive activities. Passive activity losses that are not deductible because of these rules may be carried forward and deducted against future passive activity income, or they may be deducted in full upon disposition of a member's entire interest in the LLC to an unrelated party in a fully taxable transaction.

        It is important to note that "passive activities" do not include dividends and interest income that normally is considered to be "passive" in nature; nor do they include farming operations in which the taxpayer is a material participant. A special rule allows closely held C corporations (other than a personal service corporation) to deduct passive activity losses against both passive activity income and "net activity income." Net activity income generally is taxable income exclusive of passive activities and portfolio income such as dividends and interest.

        Members who have borrowed to purchase their equity interest in the cooperative may have been deducting the interest expense. After the conversion, this interest expense will be aggregated with other items of income and loss from passive activities and subjected to the passive activity loss limitation. To illustrate, if a member's only passive activity is the LLC, and if the LLC incurs a net loss, no interest expense on related borrowing would be deductible. If that member's share of the LLC's taxable income is less than the related interest expense, the excess would be nondeductible. In both instances, the disallowed interest would be suspended and would be deductible against future passive activity income or upon disposition of the member's entire interest in the LLC to an unrelated party in a fully taxable transaction.

Alternative Minimum Tax

        If the LLC adopts accelerated methods of depreciation, it is possible that taxable income for Alternative Minimum Tax purposes might exceed regular taxable income passed through to the members. No decision has been made on accelerated depreciation, but we believe that most members are unlikely to be adversely affected by excess alternative minimum taxable income.

Tax Consequences of Disposition of Units

Recognition of Gain or Loss

        Gain or loss will be recognized on a sale of LLC units equal to the difference between the amount realized and the member's basis in the units sold. The amount realized includes cash and the fair market value of other property received plus the member's share of the LLC's debt. Because of the inclusion of debt in basis, it is possible that a member could have a tax liability on sale that exceeds the proceeds of sale. While this a result is common in "tax shelters," it is quite unlikely in the case of a typical business operation such as that of the LLC.

        Gain or loss recognized by a member on the sale or exchange of a unit held for more than one year generally will be taxed as long-term capital gain or loss. A portion of this gain or loss, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to depreciation recapture or other "unrealized receivables" or "substantially appreciated inventory" owned by the LLC. The LLC will adopt conventions to assist those members that sell units in apportioning the gain among the various categories.

Allocations and Distributions Following Unit Transfers

        The tax code requires that profits and loss allocations with respect to units that are transferred during the fiscal year must take into account the varying interests of the transferor and transferee during the year. Related regulations recognize several methods, including an interim closing of the books or the daily proration method. The interim closing of the books method allocates profits and losses through the transfer date to the transferor and after the transfer date to the transferee. The proration method is essentially a rule of administrative convenience that allocates the LLC's annual income between the transferor and transferee based on the portion of the year that has elapsed prior to the transfer, or under any other method that is reasonable. Although the rules on other reasonable methods and the use of conventions are not well defined, partnerships and limited liability companies with numerous transfers typically adopt reasonable methods and conventions to reduce the accounting burdens associated with unit transfers. The Board of Managers has the authority to specify the method to be used. All distributions on or before the date of the transfer shall be made to the transferor and all distributions thereafter shall be made to the transferee.

Effect of Tax Code Section 754 Election on Unit Transfers

        The adjusted basis of each member in his LLC units ("outside basis") initially will equal his or her proportionate share of the adjusted basis of the LLC in its assets ("inside basis"). Over time, however, it is probable that changes in unit values and cost recovery deductions will cause the value of a unit to differ materially from the member's proportionate share of the inside basis. Section 754 of the Internal Revenue Code permits a partnership to make an election that allows a transferee who acquires units either by purchase or upon the death of a member to adjust his share of the inside basis to fair market value as reflected by the unit price in the case of a purchase or the estate tax value of the unit in the case of an acquisition upon death of a member. Once the amount of the transferee's basis adjustment is determined, it is allocated among the LLC's various assets pursuant to Section 755 of the Internal Revenue Code.

        A Section 754 election is beneficial to the transferee when his outside basis is greater than his proportionate share of the entity's inside basis. In this case, a special calculation is made solely for the benefit of the transferee that will determine his cost recovery deductions and his gain or loss on disposition of LLC property by reference to his higher outside basis. The Section 754 election will be detrimental to the transferee if his or her outside basis is less than his or her proportionate share of inside basis.

        The Limited Liability Company Agreement provides that Board of Managers has discretionary authority to make a Section 754 election. The Board of Managers is likely to make such an election only where the tax benefits made available to affected transferees by the election are likely to be sufficient to justify the increased cost and administrative burden of accounting for the resulting basis adjustments. Depending on the circumstances, the value of units may be effected positively or negatively by whether or not the LLC makes a Section 754 election. Once made, a Section 754 election is irrevocable unless the Internal Revenue Service consents to its revocation. Section 743(b) provides that a partnership or LLC is responsible for making the basis adjustments. However, the unit transferees are required to report the basis adjustments. In the event the Board of Managers determines to make a Section 754 election, it will notify the members of the manner in which to comply with applicable rules.

IRS Reporting Requirement

        The Limited Liability Company Agreement contains the requirements for a valid transfer of units, including proper documentation and Board of Managers approval. In addition, the IRS requires a taxpayer who sells or exchanges a unit to notify the LLC in writing within thirty days or, for transfers occurring on or after December 16 of any year, by January 15 of the following year. Although the IRS reporting requirement is limited to "Section 751(a) exchanges," it is likely that any transfer of an LLC unit will constitute a Section 751(a) exchange. The written notice required by the IRS must include the names and addresses of both parties to the exchange, the identifying numbers of the transferor and, if known, of the transferee and the exchange date. The IRS imposes a penalty of $50 for failure to file the written notice unless reasonable cause can be shown.

Other Tax Matters

Tax Information to Members; Consistent Reporting

        The LLC will be required to provide each member with a Schedule K-1 (or authorized substitute therefore) on an annual basis. Harsh penalties are provided for failure to do so unless reasonable cause for the failure is established.

        Each member's Schedule K-1 will set out the holder's distributive share of each item of income, gain, loss, deduction or credit that is required to be separately stated. Each member must report all items consistently with Schedule K-1 or, if an inconsistent position is reported, must notify the IRS of any inconsistency by filing Form 8062 "Notice of Inconsistent Treatment or Administrative Adjustment Request (AAR)" with the original or amended return in which the inconsistent position is taken.

IRS Audit Procedures

        Unified audit rules require the tax treatment of all "partnership items" to be determined at the partnership, rather than the partner, level. Partnership items are those items that are more appropriately determined at the partnership level than at the partner level, as provided by regulations. Since the LLC will be taxed as a partnership, these rules are applicable to it and its members.

        These rules allow the IRS to challenge the reporting position of a partnership by conducting a single administrative proceeding to resolve the issue with respect to all partners. But the IRS must still assess any resulting deficiency against each of the taxpayers who were partners in the year in which the understatement of tax liability arose. Any partner of a partnership can request an administrative adjustment or a refund for his own separate tax liability. Any partner also has the right to participate in partnership-level administrative proceedings. A settlement agreement with respect to partnership items binds all parties to the settlement.

        IRS rules establish the "Tax Matters Partner" as the primary representative of a partnership in dealings with the IRS. The Tax Matters Partner must be a "member-manager" which is defined as an LLC member who, alone or together with others, is vested with the continuing exclusive authority to make the management decisions necessary to conduct the business for which the organization was formed. In the LLC's case, this would be a member of the Board of Managers who is also a member of the LLC. The Limited Liability Company Agreement provides for Board designation of the Tax Matters Partner.

        The IRS generally is required to give notice of the beginning of partnership-level administrative proceedings and any resulting administrative adjustment to all partners whose names and addresses are furnished to the IRS. For partnerships with more than 100 partners, however, the IRS generally is not required to give notice to any partner whose profits interest is less than one percent.

        After the IRS makes an administrative adjustment, the Tax Matters Partner (and, in limited circumstances, other partners) may file a petition for readjustment of partnership items in the Tax Court, the district court in which the partnership's principal place of business is located, or the Claims Court.

Elective Procedures for Large Partnerships

        The Internal Revenue Code allows large partnerships to elect streamlined procedures for income tax reporting and IRS audits. This election reduces the number of items that must be separately stated on the Schedules K-1 that are issued to the partners which eases the burden on their tax preparers.

        If the election is made, IRS audit adjustments generally will flow through to the partners for the year in which the adjustment takes effect. However, the partnership may elect to pay an imputed underpayment that is calculated by netting the adjustments to the income and loss items of the partnership and multiplying that amount by the highest tax rate whether individual or corporate. A partner may not file a claim for credit or refund of his allocable share of the payment.

        Timing adjustments are made in the year of audit in order to avoid adjustments to multiple years where possible. In addition, the partnership, rather than the partners individually, generally is liable for any interest and penalties that result from a partnership audit adjustment. Penalties, such as the accuracy and fraud penalties, are determined on a year-by-year basis, without offsets, based on an imputed underpayment. Any payment for Federal income taxes, interest, or penalties, that an electing large partnership is required to make is non-deductible.

        Under the electing large partnership audit rules, a partner is not permitted to report any partnership items inconsistently with the partnership return, even if the partner notifies the IRS of the inconsistency. The IRS may treat a partnership item that was reported inconsistently by a partner as a mathematical or clerical error and immediately assess any additional tax against that partner. The IRS is not required to give notice to individual partners of the commencement of an administrative proceeding or of a final adjustment. Instead, the IRS is authorized to send notice of a partnership adjustment to the partnership itself by certified or registered mail. An administrative adjustment may be challenged in the Tax Court, the district court in which the partnership's principal place of business is located, or the Claims Court. However, only the partnership, and not partners individually, can petition for a readjustment of partnership items.

        The Board of Managers of the LLC will review the large partnership procedures with its legal counsel and certified public accountants to determine whether it appears advantageous to elect to be subject to the new procedures. Because of the substantial cost and administrative burden involved in implementing IRS audit adjustments at the member level under the existing procedures, it is likely that the Board of Managers will decide to make the election.

Self-Employment Tax

        Individuals who patronize the cooperative directly or through a partnership currently are subject to self-employment tax on patronage dividends although at least one retired member has successfully escaped self-employment tax on such payments. The Internal Revenue Code and Treasury regulations provide that general partners are subject to self-employment tax on their distributive share of partnership income and that limited partners who do not render services to the partnership are not subject to self-employment tax. Neither the Internal Revenue Code nor the Treasury regulations address the treatment of LLC members for self-employment tax purposes. Proposed regulations, however, were issued in 1997 that provide generally for imposition of the self-employment tax on limited liability company members only if they (1) have personal liability for limited liability company obligations, have authority to contract on behalf of the limited liability company, or participate in the limited liability company's business for more than 500 hours each year. Few, if any, of the LLC's members would be subject to self-employment tax under this test unless they are employees of the LLC. Members who are employees of the LLC are subject to self-employment taxes not only on their share of the LLC's taxable income, but also on their salary and certain fringe benefits that are not deductible in calculating taxable earnings from self-employment.

        The status of the proposed regulations is uncertain because they were subject to a Congressional moratorium that ended July 1, 1998 and the Treasury has not taken steps to finalize them. Nevertheless, because of the similarity of limited liability company members and limited partners, it is believed to be highly likely that members of the LLC will be treated similar to limited partners, i.e., generally not subject to self-employment tax on their share of LLC earnings. This will represent a substantial saving relative to cooperative taxation for those LLC members whose FICA wages and self-employment earnings are below the maximum FICA income base which is $87,900 for 2004.

Fringe Benefits

        Most fringe benefits available to corporate employees also are available to LLC employees, but there are some differences, particularly if the employee also is a member.

State Income Taxes

        The LLC members generally are subject to tax in their state of residence as well as in those states in which the entity does business if their share of income exceeds the minimum filing requirements. Since the LLC will potentially be doing business in several states, this could create a substantial reporting burden for the members. Most states, however, allow "composite reporting" by partnerships and limited liability companies which means that the entity pays income taxes to the various states and the individual members are relieved of the reporting responsibility in states other than their state of residence and their state of residence generally will allow a tax credit for state income taxes paid by the entity for the benefit of the member. For example, a member who is a resident of Minnesota will report his entire share of the LLC's income but will receive credit on his Minnesota return for taxes paid to Minnesota and other states on his behalf. The Minnesota resident member generally will not have to file individually in other states. This result, however, may vary depending on the state of which a particular member is a resident. Members are encouraged to consult their own tax advisors on this matter.

LEGAL MATTERS

        The validity of the units to be issued in connection with the conversion will be passed upon by Lindquist & Vennum P.L.L.P.

EXPERTS

        The financial statements of Midwest Investors of Renville, Inc. (d.b.a. "Golden Oval Eggs") as of August 31, 2003 and 2002 and for the years ended August 31, 2003, 2002 and 2001 provided in this document have been audited by Moore Stephens Frost, independent auditors, as set forth in their report thereon. The financial statements have been included in this document in reliance upon that report given upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        Midwest Investors of Renville, Inc. does not file annual, quarterly and special reports with the SEC. The LLC has not filed any reports with the SEC, but will do so after the conversion. You may read and copy any reports that the LLC files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The reports also will be available from commercial document retrieval services and at the SEC's web site (http://www.sec.gov).

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT TO VOTE ON THE CONVERSION. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS DOCUMENT IS DATED [                        ], 2004. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY OTHER DATE, AND NEITHER THE MAILING OF THE THIS DOCUMENT TO MEMBERS NOR THE ISSUANCE OF UNITS IN THE CONVERSION SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

INDEX TO FINANCIAL STATEMENTS

MIDWEST INVESTORS OF RENVILLE, INC.
(D.B.A. "GOLDEN OVAL EGGS")

Page
Independent Auditor's Report	F-2
Financial Statements as of August 31, 2003 and 2002 and for the years ended August 31, 2003, 2002 and 2001
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Changes in Patrons' Equity	F-5
Statements of Cash Flows	F-6
Notes to Financial Statements	F-7
Condensed Financial Statements as of February 29, 2004 (unaudited) and August 31, 2003 (audited) and for the periods ended February 29, 2004 (unaudited) and February 28, 2003 (unaudited)
Balance Sheet	F-20
Statement of Operations	F-21
Statement of Cash Flows	F-22
Notes to Condensed Financial Statements	F-23

Independent Auditor's Report

Board of Directors
Midwest Investors of Renville, Inc.
    d/b/a Golden Oval Eggs
Renville, Minnesota

        We have audited the accompanying balance sheet of Midwest Investors of Renville, Inc. d/b/a Golden Oval Eggs as of August 31, 2003 and 2002, and the related statements of operations, patrons' equity and cash flows for each of the three years in the period ended August 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midwest Investors of Renville, Inc. d/b/a Golden Oval Eggs as of August 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

                      /s/  MOORE STEPHENS FROST

                      Certified Public Accountants

Little Rock, Arkansas
October 10, 2003

MIDWEST INVESTORS OF RENVILLE, INC.
d/b/a GOLDEN OVAL EGGS

Balance Sheets

August 31, 2003 and 2002

(In Thousands, except per share data)

	2003	2002
Assets
Current assets
Cash and cash equivalents	$2,429	$506
Accounts receivable	6,499	4,621
Inventories	7,234	7,112
Restricted cash	1,212	1,373
Prepaid insurance	193	212
Other current assets	644	596

Total current assets	18,211	14,420

Property, plant and equipment
Land and land improvements	6,819	6,781
Buildings	21,950	21,950
Equipment	34,280	34,031
Construction in progress	124	152

	63,173	62,914
Accumulated depreciation	(25,055)	(20,377)

Total property, plant and equipment	38,118	42,537

Other assets
Restricted cash	3,938	4,800
Investments	1,770	1,962
Intangible assets, net	1,637	1,867
Note receivable	950	950
Deferred tax asset	236	236

Total other assets	8,531	9,815

Total assets	$64,860	$66,772

Liabilities and Patrons' Equity
Current liabilities
Revolving line of credit	$20	$2,989
Accounts payable	1,381	2,082
Accrued interest	472	484
Accrued rent and interest-related party	306	228
Accrued compensation	791	438
Accrued property taxes	262	214
Other current liabilities	291	183
Current maturities of long-term debt	2,502	2,347

Total current liabilities	6,025	8,965

Long-term debt, less current maturities	32,804	35,309

Patrons' equity
Common stock, $.01 par value; 50,000 shares authorized; 4,582 shares issued and outstanding	46	46
Additional paid-in capital	19,923	19,923
Unallocated capital reserve	6,235	1,839
Accumulated other comprehensive income	(173)	690

Total patrons' equity	26,031	22,498

Total liabilities and patrons' equity	$64,860	$66,772

The accompanying notes are an integral part of these financial statements.

MIDWEST INVESTORS OF RENVILLE, INC.
d/b/a GOLDEN OVAL EGGS

Statements of Operations

For the Years Ended August 31, 2003, 2002 and 2001

(In Thousands, except per share data)

	2003	2002	2001
Revenues	$53,052	$46,169	$35,215
Cost of goods sold	42,437	40,535	30,658

Gross profit	10,615	5,634	4,557
Operating expenses	3,208	3,339	2,495

Income from operations	7,407	2,295	2,062
Other income (expense)
Interest expense	(3,520)	(3,466)	(2,314)
Other income	509	385	650

Total other expense	(3,011)	(3,081)	(1,664)

Income (loss) before income taxes	4,396	(786)	398
Income taxes	—	—	—

Net income (loss)	$4,396	$(786)	$398

Basic and diluted earnings per common share	$0.96	$(0.18)	$0.09

Distributions per common share	$—	$—	$0.04

The accompanying notes are an integral part of these financial statements.

MIDWEST INVESTORS OF RENVILLE, INC.
d/b/a GOLDEN OVAL EGGS

Statements of Changes in Patrons' Equity

For the Years Ended August 31, 2003, 2002 and 2001

(In Thousands, except per share data)

	Common stock						Accumulated other comprehensive income		Comprehensive income for the years ended
			Additional paid-in capital	Per unit retainage	Unallocated capital reserve	Stock subscription receivable		Total patrons' equity
	Shares	Amount
Balance—September 1, 2000	3,868	$39	$16,491	$1,608	$2,137	$(2,046)	$—	$18,229	$1,128

Conversion of per unit retainage to common stock	322	3	1,605	(1,608)	—	—	—	—
Collection of stock subscription receivable	—	—	—	—	—	2,046	—	2,046
Net income	—	—	—	—	398	—	—	398	398
Rescission of distributions declared	—	—	—	—	258	—	—	258
Distributions declared	—	—	—	—	(168)	—	—	(168)
Unrealized loss on hedging activities	—	—	—	—	—	—	(395)	(395)	479

Balance—August 31, 2001	4,190	42	18,096	—	2,625	—	(395)	20,368	$877

Issuance of common stock	392	4	1,827	—	—	—	—	1,831
Net loss	—	—	—	—	(786)	—	—	(786)	(786)
Unrealized loss on hedging activities, net of reclassification adjustment of $734 for realized losses included in net income	—	—	—	—	—	—	1,085	1,085	1,085

Balance—August 31, 2002	4,582	46	19,923	—	1,839	—	690	22,498	$299

Net income	—	—	—	—	4,396	—	—	4,396	4,396
Unrealized loss on hedging activities, net of reclassification adjustment of $88 for realized losses included in net income	—	—	—	—	—	—	(863)	(863)	(863)

Balance—August 31, 2003	4,582	$46	$19,923	$—	$6,235	$—	$(173)	$26,031	$3,533

The accompanying notes are an integral part of these financial statements.

MIDWEST INVESTORS OF RENVILLE, INC.
d/b/a GOLDEN OVAL EGGS

Statements of Cash Flows

For the Years Ended August 31, 2003, 2002 and 2001

(In Thousands, except per share data)

	2003	2002	2001
Cash flows from operating activities
Net income (loss)	$4,396	$(786)	$398
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities
Depreciation	4,695	5,117	4,338
Amortization	230	231	205
Equity in (income) loss of unconsolidated subsidiary	—	(35)	32
Changes in operating assets and liabilities
Accounts receivable	(1,878)	(1,172)	(38)
Inventories	(122)	(435)	(1,035)
Prepaid insurance	19	(99)	(39)
Other current assets	(911)	908	(2,087)
Accounts payable	(701)	(717)	(24)
Accruals and other current liabilities	575	50	(1,835)
Deferred income taxes	—	96	858

Net cash provided (used) by operating activities	6,303	3,158	773

Cash flows from investing activities
Purchases of property, plant and equipment	(276)	(1,308)	(12,716)
Retirement of investment in United Mills	217	242	238
Purchase of investment in United Mills	(245)	(240)	(236)
Retirement of investment in other cooperatives	230	47	1

Net cash used by investing activities	(74)	(1,259)	(12,713)

Cash flows from financing activities
Net increase (decrease) in revolving line of credit	$(2,969)	$(97)	$3,086
Proceeds from issuance of long-term debt	—	42	3,345
Payments of long-term debt	(2,350)	(2,219)	(643)
Restricted cash	1,023	(974)	(2,547)
Proceeds from sale of additional stock	—	1,831	—
Collections of stock subscription receivable	—	—	2,046
Cash distributions	—	—	(168)
Payment of bond issue costs	—	—	(113)
Patronage dividend	(10)	(17)	(50)

Net cash provided (used) by financing activities	(4,306)	(1,434)	4,956

Net increase (decrease) in cash	1,923	465	(6,984)
Cash and cash equivalents—beginning of year	506	41	7,025

Cash and cash equivalents—end of year	$2,429	$506	$41

Supplementary disclosures of cash flow information
Cash paid (received) during the period for:
Interest, net of capitalized interest of $0, $267 and $1,348 during 2003, 2002 and 2001, respectively	$3,593	$3,495	$2,234
Income taxes	—	(97)	(218)
Supplementary disclosures of non-cash transaction
Bond issuance costs financed	$—	$—	$105
Recission of distributions declared	—	—	258

The accompanying notes are an integral part of these financial statements.

MIDWEST INVESTORS OF RENVILLE, INC.
d/b/a GOLDEN OVAL EGGS

Notes to Financial Statements

August 31, 2003, 2002 and 2001

(In Thousands, except per share data)

1.    Summary of Significant Accounting Policies

        a.     Organization—Midwest Investors of Renville, Inc., d/b/a Golden Oval Eggs (the "Company") was incorporated as a cooperative under the laws of the state of Minnesota in March, 1994.

        b.     Business operations and environment—The Company is an integrated poultry cooperative operation that produces and sells liquid egg products, principally in the Midwest, California and Canada.

        The Company operates in an environment wherein the commodity nature of both its products for sale and its primary raw materials causes sales prices and purchase costs to fluctuate, often on a short-term basis, due to the worldwide supply and demand situation for those commodities. The supply and demand factors for its products for sale and the supply and demand factors for its primary raw materials correlate to a degree, but are not the same, thereby causing margins between sales price and production costs to increase, decrease, or invert, often on a short-term basis.

        c.     Cash equivalents—The Company considers all highly liquid cash investments purchased with an original maturity of three months or less to be cash and cash equivalents.

        d.     Accounts receivable—Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company reviews their customer accounts on a periodic basis and records a reserve for specific amounts that the Company feels may not be collected. The Company's management deems accounts receivable to be past due based on contractual terms. Amounts will be written off at the point when collection attempts on the accounts have been exhausted. Management uses significant judgment in estimating uncollectible amounts. In estimating uncollectible amounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. While management believes the Company's processes effectively address its exposure to doubtful accounts, changes in the economy, industry or specific customer conditions may require adjustment to any allowance recorded by the Company. At August 31, 2003 and 2002, no allowance for doubtful accounts is considered necessary by the Company's management.

        e.     Inventories—Pullet inventories are stated at the cost of production which includes the costs of the chicks, feed, overhead and labor. Layer hen inventories are stated at the cost of production which includes the costs of the pullets, feed, overhead and labor. Layer hen flock costs are capitalized to the point at which the pullet goes into production or are purchased and are amortized over the productive lives of the flocks generally 18 to 24 months. Feed, supplies and liquid egg inventories are stated at the lower of cost (first-in, first-out) or market.

        f.      Property, plant and equipment—Property, plant and equipment are stated at cost. Depreciation is provided primarily by the straight-line method over the following lives:

Land improvements	7 to 15 years
Buildings	7 to 39 years
Equipment	3 to 15 years

        Costs of maintenance and repairs that do not improve or extend asset lives are expensed as incurred. Major additions and improvements of existing facilities are capitalized. For retirements or sales of property, the Company removes the original cost and the related accumulated depreciation from the accounts and the resulting gain or loss is reflected in other income in the accompanying statement of operations. Depreciation and repairs and maintenance expenses are allocated to either cost of goods sold or operating expenses in the accompanying statements of operations based on the nature and use of the related asset.

        g.     Long-lived assets—During 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which superceded and amended SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement requires that long-lived assets be reviewed for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the excess of the carrying amount over the fair value of the assets. Based on management's assessment, no impairment indicators are present, and therefore no impairment testing is necessary at August 31, 2003. The factors considered by management in performing this assessment include operating results, trends, and prospects as well as the effects of obsolescence, demand, competition, and other economic factors.

        h.     Investments—Investments include the Company's investments in United Mills (a cooperative), St. Paul Bank for Cooperatives, and four additional cooperatives involved in activities which are similar or complementary to the Company.

        The Company's investment in United Mills represents equities allocated to the Company by United Mills as of United Mills' most recent fiscal year-end, plus an accrual at the Company's fiscal year-end for patronage allocations. The accruals are based on the percentage of the Company's patronage with United Mills in relation to United Mills' total patronage.

        i.      Restricted cash—Restricted cash consists of cash that is restricted as to future use by contractual agreements associated with the outstanding bonds, as well as an escrow account that is being held by the City of Renville, Minnesota in a debt service account. Interest earned on escrow amounts held are added to the account. The balance in this escrow account will be applied at the end of the bond term to pay the final interest and principal payments.

        j.      Intangible assets—In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and indefinite lived intangible assets no longer be amortized; however, these assets must be tested at least annually, or more frequently if impairment indicators arise, for impairment. Separate intangible assets that have finite lives will continue to be amortized over their useful lives. The Company adopted SFAS No. 142 effective September 1, 2002. Initial adoption of SFAS No. 142 had no impact on the Company's financial position or results of operations. Based on management's assessment of the existing assets, no impairment has occurred at August 31, 2003.

        k.     Income taxes—The Company is subject to Federal and certain other income taxes and operates as a cooperative that qualifies for tax treatment under Subchapter T of the Internal Revenue Code. Accordingly, under specified conditions, the Company can exclude from taxable income amounts distributed as qualified patronage refunds to its members. Provisions for income taxes are recorded only on those earnings not distributed or not expected to be distributed as patronage refunds.

        l.      Fair value—The Company's financial instruments consist primarily of cash equivalents, accounts receivable, long-term receivable, accounts payable, and debt. The carrying amounts of cash equivalents, accounts receivable, and accounts payable approximate their fair values because of the short-term maturity of such instruments. The stated value of the Company's long-term receivables approximates their fair value based on current market rates for financial instruments of the same remaining maturities and risk characteristics. The carrying values of long-term debt instruments approximate their fair value because interest rates on such debt are periodically adjusted and approximate current market rates.

        m.    Revenue recognition—Revenue is recognized by the Company when the following criteria are met: persuasive evidence of an agreement exists; delivery has occurred (FOB shipping point or destination, depending on the customer) or services have been rendered; the Company's price to the buyer is fixed and determinable; and collectibility is reasonably assured. All of the Company's product is shipped in tanker trailers and delivered directly to its customers. Physical delivery is the point in time at which revenue is considered earned since the risks and rewards of ownership generally rest when title passes to the customer. Free-on-Board, or FOB terms generally designate at which point title passes to the customer. These terms are contractual between the parties involved. Products shipped FOB shipping point are recognized as revenue when the product leaves the Company's premises. Products shipped FOB destination are recognized as revenue when the product reaches the customer.

        n.     Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        o.     Shipping and handling costs—All shipping and handling costs incurred during the year are included in cost of goods sold in the accompanying statement of operations.

        p.     Reclassifications—Certain reclassifications have been made to the 2002 and 2001 balances in order to conform to the 2003 presentation.

        q.     Recently issued accounting standards—In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset, except for certain obligations of lessees. The liability would be recognized in the period in which it is incurred and can be reasonably estimated. The Company adopted SFAS No. 143 effective September 1, 2002. The Company has reviewed its assets and believes it has no assets which will require funds to retire in the future.

        In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The standard is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The company's adoption of SFAS No. 149 did not have a material impact on its financial position or results of operations.

        In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes how an issuer classifies and measures certain freestanding financial instruments with characteristics of liabilities and equity and requires that such instruments be classified as liabilities. The standard is effective for financial instruments entered into or modified after May 31, 2003. The Company's adoption of SFAS No. 150 did not have a material impact on its financial position or results of operations.

        In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" (the Interpretation). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. A variable interest entity results from interests in an entity through ownership, contractual relationships, or other pecuniary interest. Under current accounting guidance, entities are generally consolidated by an enterprise only when it has a controlling financial interest through ownership of a majority voting interest in the entity.

        The Company has interests in various affiliates (see Note 5 and 11) established for the purpose of finished feed production, technology services and rental of real estate. The creditors of the entities do not have recourse to the Company. The Company is currently evaluating the effects of the issuance of the Interpretation on the accounting for its ownership interests in these entities.

2.    Net Outstanding Checks

        The Company had outstanding checks in excess of bank balances of approximately $1,354 as of August 31, 2002 which is included in accounts payable for financial statement purposes.

3.    Inventories

        Inventories consist of:

	2003	2002
Hens and pullets	$6,589	$6,214
Feed and supplies	433	761
Eggs and egg products	212	137

Total inventories	$7,234	$7,112

4.    Investments

        The Company's investment in United Mills, a Minnesota cooperative, represents a 33 1/3% ownership interest that has been accounted for using the equity method. Since United Mills is a cooperative, the income and capital reserves are allocated to the member-patrons on the basis of patronage the Company has with the cooperative, which was 50.0%, 59.0% and 59.3% for the years ended August 31, 2003, 2002 and 2001, respectively.

        United Mills reported the following financial result:

	2003	2002
Total assets	$2,881	$2,983
Total liabilities	1,175	1,311
Sales	8,119	7,833
Gross profit	626	698
Net income	37	125

5.    Intangible Assets

        Intangible assets consist of the following at August 31:

	2003	2002
Bond issue cost	$2,787	$2,787
Less: accumulated amortization	(1,150)	(920)

Net intangible assets	$1,637	$1,867

        The amortization period for these intangible assets range from ten to fifteen years. The amortization expense is as follows:

2004	$229
2005	194
2006	158
2007	158
2008	158
Thereafter	740

6.    Note Receivable

        The note receivable of $950 at August 31, 2003 and 2002, consisted of a note receivable from a cooperative managed by a common board of directors. The note is secured by certain real estate with the principal balance due during October 2014. The note bears interest at eight percent, which is payable monthly.

7.    Revolving Line of Credit

        The Company has established a revolving short-term line of credit with a maximum indebtedness of the lessor of $6,500 or the limit established by the borrowing base computation with a variable interest rate (4.00% at August 31, 2003). The balance at August 31, 2003 and 2002 was $20 and $2,989, respectively. The weighted average interest rates for these borrowings were 5.08%, and 5.32% for the years ending August 31, 2003 and 2002 based on average amount outstanding. The average amount outstanding on the line of credit was $1,500 and $3,674 with a maximum outstanding month end balance of $3,608 and $5,356 for the years ending August 31, 2003 and 2002. There is a quarterly non-use fee at the rate of one quarter of one percent on the daily average unused amount on the line of credit. The line of credit may be withdrawn immediately upon matured default as defined in the note agreement. The line is through December 31, 2003.

        In accordance with the loan agreements, the Company also has a letter of credit in the amount of $22,808 in support of the corporate bonds. A quarterly letter of credit fee ranging from 1.25% to 2% based on a performance schedule as defined in the agreement.

8.    Long-Term Debt

        Long-term debt consists of:

	2003	2002
Corporate bonds, series 2000, bearing variable interest (7.31% at August 31, 2003); interest payable semiannually, principal payments due in annual installments from 2002 to 2015 in amounts ranging from $1,230 to $2,470; secured by substantially all land, buildings and equipment of the Thompson, Iowa facility amounting to a net book value of $12,339.	$22,470	$23,770
Corporate bonds, series 1999, bearing interest at 8.44%; interest payable semiannually, principal payments due in annual installments from 2001 to 2014 in amounts ranging from $432 to $1,240; secured by substantially all land, buildings and equipment of the Renville, Minnesota facility amounting to a net book value of $25,322.	9,397	9,905
Corporate bonds, series 2001, bearing interest at 8.75%; interest payable semiannually, principal payments in equal annual installments of $300 from 2002 to 2011; secured by substantially all land, buildings and equipment of the Renville, Minnesota facility amounting to a net book value of $25,322.	2,400	2,700
Private development bonds, variable interest rate from 5.9% and 6.2%; interest payable semiannually, principal payable annually; unsecured; maturing at various times through December 1996 and December 2004.	275	420
Note payable to a company; non-interest bearing; secured by certain equipment with a net book value of $373; payable in monthly installments of $5 beginning June 2003 through May 2011.	433	450
Note payable to a company; variable interest rate on two-thirds of note balance (2% at August 31, 2003); with remaining one-third of note balance being non-interest bearing; unsecured; payable in annual installments of $30, plus interest, through January 2010.	210	240
Note payable to a company; non-interest bearing; secured by certain equipment with a net book value of $84; payable in monthly installments of $3, maturing June 2006.	102	138
Note payable to a financing company, non-interest bearing; secured by certain equipment with a net book value of $28; payable in monthly installments of $1, maturing January 2005.	19	33

	35,306	37,656
Less current maturities	2,502	2,347

Long-term debt, less current maturities	$32,804	$35,309

        Aggregate maturities of long-term debt are as follows:

2004	$2,502
2005	2,600
2006	2,589
2007	2,699
2008	2,848
Thereafter	22,068

Total	$35,306

        The effective interest rate on the Corporate Bonds, Series 2000 range from 8.46% to 7.31% through the date of July 10, 2010. The bonds outstanding subsequent to this date will revert to the variable interest rate effective at that time. Settlements of this agreement are accounted for by recording the net interest paid as an adjustment to interest expense on a current basis.

        Certain of the Company's debt agreements contain restrictive covenants, which require that the Company maintain (1) a minimum tangible net worth of not less than $16,500; (2) total liabilities to tangible net worth ratio of no more than 3:1; (3) working capital of no less than $3,500; (4) an interest coverage ratio of no less than 2:1; (5) a fixed charge coverage ratio no greater than 1:1; (6) capital expenditures not to exceed $600 or the amount that will create a fixed charge coverage ratio of not greater than 1:1; and (7) a debt to net worth ratio of no more than 2:1. The Company was in compliance with these covenants at August 31, 2003.

9.    Income Taxes

        Income taxes consist of:

	2003	2002	2001
Current tax benefit	$—	$(97)	$—
Deferred tax expense	—	97	—

	$—	$—	$—

        A reconciliation between income taxes (benefit) at the federal statutory rate and the Company's income taxes is as follows:

	2003	2002	2001
Federal income taxes (benefit) at statutory rate	$1,495	$(267)	$135
State income taxes, net of federal taxes (benefit)	284	(51)	26
Effect of (utilization) generation of NOL carryforwards	(639)	1,601	1,445
Tax basis adjustment for inventory	(573)	(783)	(1,373)
Accrued vacation	(4)	26	28
263a adjustment	30	27	14
Tax basis adjustment for depreciation	(593)	(553)	(275)

	$—	$—	$—

        The Company is subject to federal income tax only on certain nondeductible expenses and any amount of net proceeds not returned to patrons in the form of cash, qualified written notices of allocation or qualified per unit retainage certificates issued within eight and one-half months after the fiscal year end.

        Temporary differences giving rise to deferred tax assets relate to alternative minimum income tax credit carryforwards. These carryforwards can be utilized to offset the future regular income tax liabilities of the Company. These carryforwards were generated during fiscal 1998 and 1997. The Company has net operating loss carryforwards for federal income tax purpose totaling approximately $11,250. Management anticipates issuing future patronage dividends in amounts sufficient to minimize taxable income of the Company; therefore no consideration has been provided for these operating loss carryforwards in the accompanying financial statements.

10.    Patrons' Equity

        a.     Description of equities—Authorized capital as of August 31, 2003, 2002 and 2001, consisted of 50,000 shares of common stock, par value of one cent and 10,000 shares of revolving preferred stock, par value of one cent. As of August 31, 2003 and 2002, common shares issued and outstanding are 4,582. As of August 31, 2001, common shares issued and outstanding are 4,190. Basic earnings per common share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share is computed based on net income divided by the weighted average number of common and potential common shares. Common share equivalents include those related to stock options, convertible notes, and warrants, however, the Company had no such common share equivalents during the years ended August 31, 2003, 2002 and 2001. The weighted average number of common shares outstanding for computing basic and diluted earnings per share was 4,582, 4,389 and 4,190 during the years ended August 31, 2003, 2002 and 2001. No preferred stock was issued or outstanding as of August 31, 2003, 2002 and 2001.

        b.     Per unit retains—The Company may require investment in its capital in addition to the capital raised through the sale of common and preferred stock. This investment shall be direct capital investments from a retainage on a per unit basis of the products, principally grain, purchased from its members. In addition, such retained amounts shall be made on all products delivered, in the same amount per unit and shall at no time become a part of net annual savings available for patronage.

        Effective September 1, 2000, the Company converted the per unit retains into approximately 322 shares of common stock at the ratio of $5 in allocated per unit retains to one share of common stock.

        c.     Unallocated capital reserve—The Company's net operating margin, less any amount distributed or allocated to patrons as written notices of allocations, is included in the unallocated capital reserve. In accordance with its bylaws, the Company allocates patronage margins to its patrons, as determined for income tax purposes. These allocations may be made in cash, stock or in the form of written notices of allocations in proportions determined by its Board of Directors.

        d.     Distributions—The Company's bylaws provide that, each year, annual savings be distributed to members and patrons on the basis of their patronage with the Company. The distribution can be made in cash, stock or written notices of allocation or any combination thereof. The distributions must be made within 8 1/2 months after the end of the fiscal year. Declared but unpaid distributions were approximately $168 as of August 31, 2001. During fiscal 2002, the distributions declared but unpaid at August 31, 2001 were rescinded by the Board of Directors and added to the unallocated capital reserve.

11.    Related Party Transactions

        The Company has entered into a grain handler agreement with a cooperative which has an ownership interest in the Company. For the years ended August 31, 2003, 2002 and 2001, the Company has purchased services totaling $95, $82 and $173, respectively, from that company, with accounts payable for these services of $11 and $11 as of August 31, 2003 and 2002, respectively. In addition, the Company has $272 payable to this related party for payment for corn that was purchased by patrons but delivered directly to the Company.

        For the years ended August 31, 2003, 2002 and 2001, the Company has purchased feed totaling $5,030, $4,832 and $4,055, respectively, from United Mills. Prepaid feed, purchased from United Mills, which is included in inventory, totaled $354 at August 31, 2002. The Company also had advanced United Mills $150 for future purchases of feed at August 31, 2003 which is included in other current assets. Included in the accompanying balance sheet are accounts receivable due from United Mills of $81 and $94 as of August 31, 2003 and 2002, respectively with accounts payable to United Mills of approximately $124 as of August 31, 2003.

        The Company leases land from a commonly managed cooperative and the Company holds a note receivable of $950 and mortgage for that land from the cooperative. Rent expense for the years ended August 31, 2003, 2002 and 2001 totaled $78, $78 and $72 with $306 and $228 included in other current liabilities at August 31, 2003 and 2002, respectively. Interest income for the years ended August 31,

2003, 2002 and 2001 totaled $76 with approximately $297 and $221 due from the related party included in accounts receivable at August 31, 2003 and 2002.

        The Company had approximately $142 and $66 included in accounts receivable at August 31, 2003 and 2002, respectively for litter sales to related parties with total sales of approximately $142, $90 and $164 for the years ending August 31, 2003, 2002 and 2001, respectively, which are included in other income in the accompanying statement of operations.

12.    Pension Plan

        The Company has a defined contribution plan with a 401(k) feature which covers all full-time employees that have six months of eligible service. Employees are permitted to contribute up to their individual permissible legal limits. The Company may make, but is not required to make, a matching contribution to the plan of an amount and type determined each year. The Company may also make, but is not required to make, a discretionary contribution to the plan for a plan year. Contributions made by the Company to the plan totaled approximately $208, $184 and $128 for the years ended August 31, 2003, 2002 and 2001, respectively.

13.    Commitments and Contingencies

        a.     The Company has entered into an agreement with an independent contractor who will care for and raise a portion of the Company's pullet flocks until they are old enough to be transferred into a layer facility and begin production. This agreement relates to all pullets associated with the Company's Renville, Minnesota pullet flocks. This agreement had an initial term of ten years and expires in 2005. The independent contractor is paid per acceptable pullet delivered to the layer facility.

        b.     The Company leases certain equipment and land under various lease agreements that are classified as operating leases. Rent expense for all operating leases amounted to approximately $315, $250 and $215 for the years ended August 31, 2003, 2002 and 2001, respectively, with $78 paid to a related party each year. At August 31, 2003, future minimum rental commitments under noncancellable operating leases are as follows:

	Related Party	Other	Total
2004	$78	$153	$231
2005	78	149	227
2006	78	109	187
2007	78	77	155
2008	78	50	128
Thereafter	163	925	1,088

	$553	$1,463	$2,016

        c.     The Company uses certain future contracts to hedge the cost of corn and soybean meal purchases, which are significant components of its cost of sales. These contracts are based on the expected utilization over the next fiscal year and are used to minimize the risks associated with severe price fluctuations that periodically occur for these commodities. These contracts have been designated as cash flow hedges. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 149 "Derivatives and Financial Instruments" which became effective for fiscal quarters beginning after June 15, 2000, the unrealized gain or loss, based on stated market values has been included as a component of other comprehensive income and will be subsequently reclassified into earnings when the contracts expire. These contracts expire during March 2004, therefore this entire amount is expected to be reclassified into earnings during fiscal 2004. The Company had no gains or losses due to ineffectiveness of their hedging activities during the years ended August 31, 2003, 2002 and 2001. At August 31, 2000, the effect of early implementation of SFAS No. 133 would have been reclassification of unrealized losses of $874 from other current assets to accumulated other comprehensive income. The effect of the change in accumulated other comprehensive income was $690 and is included in comprehensive income for the year ended August 31, 2002. Included in cost of sales in the accompanying statement of income are net losses on hedges of approximately $88, $734 and $607 for the years ended August 31, 2003, 2002 and 2001, respectively.

        d.     The Company has entered into negotiations for contracts for the construction of a wastewater treatment facility, a feed mill, a shell egg dryer and three layer houses. At November 26, 2003, the Company had committed to contracts for the feed mill, the shell egg dryer and the layer houses totalling approximately $10,000 with approximately $9,000 remaining on the project.

14.    Concentrations of Credit Risk

        Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable with customers, cash investments and other short-term investments deposited with financial institutions. The Company generally does not require collateral from its customers. Such credit risk is considered by management to be limited due to its customers' financial resources and past payment history.

        At August 31, 2003, 2002 and 2001, the Company maintained cash balances with financial institutions in excess of the federal deposit insurance limit.

15.    Major Customers

        At August 31, 2003, the Company has supply agreements for liquid egg products with two of its major customers, which expire during 2005. Sales to these two customers were as follows: 43% and 26% for the year ending August 31, 2003, 33% and 23% for the year ending August 31, 2002 and 31% and 24% for the year ending August 31, 2001. The Company had balances due from these customers of $689 and $856, $711 and $1,094, and $793 and $2,017 at August 31, 2003, 2002 and 2001, respectively.

        Additionally, the Company has two major customers with which it does not have supply agreements. Sales to these two customers were as follows: 11% and 11% for the year ending August 31, 2003, 10% and 10% for the year ending August 31, 2002 and 10% and 7% for the year ending August 31, 2001. The Company had balances due from these customers of $905 and $965, $493 and $893, and $206 and $333 at August 31, 2003, 2002 and 2001, respectively.

        The latter customer discussed above has operations in Canada. Sales to the non-U.S. subsidiary of this customer represented 9%, 10% and 7% of total sales for the years ending August 31, 2003, 2002 and 2001, respectively. The Company had balances due from these non-U.S. sales of $735, $833 and $333 at August 31, 2003, 2002 and 2001, respectively.

16.    Quarterly Financial Data (Unaudited)

        Quarterly financial data is as follows:

	Net Sales	Operating Income	Net Income (Loss)	Earnings Per Share (Basic and Diluted)	Outstanding Shares
Fiscal year 2003 quarter ended:
November 30, 2002	$12,152	$776	$36	0.01	4,582
February 28, 2003	11,798	845	61	0.01	4,582
May 31, 2003	13,015	1,687	922	0.20	4,582
August 31, 2003	16,087	4,099	3,377	0.74	4,582

	$53,052	$7,407	$4,396	0.96

Fiscal year 2002 quarter ended:
November 30, 2001	$11,677	$993	$325	0.07	4,190
February 28, 2002	11,115	125	(695)	(0.15)	4,582
May 31, 2002	11,173	68	(809)	(0.18)	4,582
August 31, 2002	12,204	1,109	393	0.08	4,582

	$46,169	$2,295	$(786)	(0.18)

Fiscal year 2001 quarter ended:
November 30, 2000	$6,827	$17	$(434)	(0.11)	4,190
February 28, 2001	8,101	383	(40)	(0.01)	4,190
May 31, 2001	9,904	1,267	722	0.17	4,190
August 31, 2001	10,383	395	150	0.04	4,190

	$35,215	$2,062	$398	0.09

MIDWEST INVESTORS OF RENVILLE, INC.
d/b/a GOLDEN OVAL EGGS

Balance Sheets

February 29, 2004 and August 31, 2003

(In Thousands)

	February 29, 2004	August 31, 2003
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$9,084	$2,429
Accounts receivable	6,981	6,499
Inventories	8,485	7,234
Restricted cash	2,604	1,212
Prepaid insurance	266	193
Other current assets	1,116	644

Total current assets	28,536	18,211

Property, plant and equipment
Land and land improvements	6,821	6,819
Buildings	21,950	21,950
Equipment	34,421	34,280
Construction in progress	4,471	124

	67,663	63,173
Accumulated depreciation	(27,193)	(25,055)

Total property, plant and equipment	40,470	38,118

Other assets
Restricted cash	4,166	3,938
Investments	1,693	1,770
Intangible assets, net	1,524	1,637
Note receivable	950	950
Deferred tax asset	236	236

Total other assets	8,569	8,531

Total assets	$77,575	$64,860

Liabilities and Patrons' Equity
Current liabilities
Revolving line of credit	$—	$20
Accounts payable	1,420	1,381
Other current liabilities	992	553
Accrued interest	403	472
Accrued rent and interest—related party	344	306
Accrued compensation	1,169	791
Current maturities of long-term debt	2,485	2,502

Total current liabilities	6,813	6,025

Long-term debt, less current maturities	32,593	32,804

Patrons' equity
Common stock, $.01 par value; 50,000 shares authorized; 4,582 shares issued and outstanding in 2004 and 2003	46	46
Additional paid-in capital	19,923	19,923
Unallocated capital reserve	17,079	6,235
Accumulated other comprehensive income	1,121	(173)

Total patrons' equity	38,169	26,031

Total liabilities and patrons' equity	$77,575	$64,860

The accompanying notes are an integral part of these financial statements.

MIDWEST INVESTORS OF RENVILLE, INC.
d/b/a GOLDEN OVAL EGGS

Statements of Operations

For the Six Months Ended February 29, 2004 and February 28, 2003

(In Thousands, except per share data)

	February 29, 2004	February 28, 2003
	(Unaudited)	(Unaudited)
Revenues	$40,896	$23,950
Cost of goods sold	23,751	20,765

Gross profit	17,145	3,185
Operating expenses	3,182	1,564

Income from operations	13,963	1,621
Other income (expense)
Interest expense	(1,544)	(1,761)
Other income	257	237

Total other expense	(1,287)	(1,524)

Income before income taxes	12,676	97
Income taxes	—	—

Net income	$12,676	$97

Weighted average shares outstanding	4,582	4,582

Net income per share basic and diluted	$2.77	$0.02

Dividends per share	$0.40	$—

The accompanying notes are an integral part of these financial statements.

MIDWEST INVESTORS OF RENVILLE, INC.
d/b/a GOLDEN OVAL EGGS

Statements of Cash Flows

For the Six Months Ended February 29, 2004 and February 28, 2003

(In Thousands)

	February 29, 2004	February 28, 2003
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	$12,676	$97
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	2,169	2,468
Amortization	113	117
Loss on sale of property, plant and equipment	5	—
Equity in (income) loss of unconsolidated subsidiary	(92)	—
Changes in operating assets and liabilities
Accounts receivable	(482)	647
Inventories	(1,251)	15
Other current assets	814	(914)
Prepaid insurance	(73)	(48)
Accounts payable	39	(681)
Accruals and other current liabilities	786	226

Net cash provided by operating activities	14,704	1,927

Cash flows from investing activities
Purchases of property, plant and equipment	(4,529)	(138)
Proceeds from sale of property, plant and equipment	3	—
Purchase of investment in United Mills	(132)	(122)
Retirement of investment in United Mills	121	118
Retirement of investment in other coops	180	44

Net cash used by investing activities	(4,357)	(98)

Cash flows from financing activities
Net decrease in revolving line of credit	(20)	(1,274)
Payments of long-term debt	(228)	(204)
Increase in restricted cash	(1,620)	(857)
Distributions to patrons	(1,824)	—

Net cash used by financing activities	(3,692)	(2,335)

Net increase (decrease) in cash and cash equivalents	6,655	(506)
Cash and cash equivalents—beginning of period	2,429	506
Cash and cash equivalents—end of period	$9,084	$—

Supplementary disclosures of cash flow information
Cash paid during the period for
Interest	$1,613	$1,779

The accompanying notes are an integral part of these financial statements.

MIDWEST INVESTORS OF RENVILLE, INC.
d/b/a GOLDEN OVAL EGGS

Notes to Condensed Financial Statements

February 29, 2004 and August 31, 2003

(In Thousands)

        1.     In the opinion of management, the accompanying unaudited financial statements contain all adjustments which are of a normal and recurring nature necessary to present fairly the financial position of Midwest Investors of Renville, Inc., d/b/a Golden Oval Eggs (the "Company") as of February 29, 2004 and August 31, 2003 and the results of its operations for the six months ended February 29, 2004 and February 28, 2003.

        2.     The results of operations for the six months ended February 29, 2004 and February 28, 2003 are not necessarily indicative of the results expected for the full year.

        3.     Pullet inventories are stated at the cost of production which includes the costs of the chicks, feed, overhead and labor. Layer hen inventories are stated at the cost of production which includes the costs of the pullets, feed, overhead and labor. Layer hen flock costs are capitalized to the point at which the pullet goes into production or are purchased and are amortized over the productive lives of the flocks generally 18 to 24 months. Feed, supplies and liquid egg inventories are stated at the lower of cost (first-in, first-out) or market. Inventories consisted of the following:

	February 29, 2004	August 31, 2003
	(Unaudited)
Hens and pullets	$6,979	$6,589
Feed and supplies	1,178	433
Eggs and egg products	328	212

Total inventories	$8,485	$7,234

        4.     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Appendix A

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and between

MIDWEST INVESTORS OF RENVILLE, INC. (d.b.a. Golden Oval Eggs),
a Minnesota cooperative

and

GOLDEN OVAL EGGS, LLC,
a Delaware limited liability company

Dated as of [            ], 2004

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

        THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Merger Agreement") is made and entered into as of [            ], 2004, by and between MIDWEST INVESTORS OF RENVILLE, INC. (d.b.a. Golden Oval Eggs), a Minnesota cooperative (the "Cooperative"), and GOLDEN OVAL EGGS, LLC, a Delaware limited liability company (the "LLC") (collectively the "Constituent Entities"). This Merger Agreement replaces and supercedes both the Transaction Agreement and the Plan of Merger that were made and entered into December 5, 2003 by and between the Constituent Entities and the Agreement and Plan of Merger that was made and entered into as of February 3, 2004 by and between the Constituent Entities. Such Transaction Agreement, Plan of Merger and Agreement and Plan of Merger shall have no further force and effect as of the date of this Merger Agreement, as first written above.

        WHEREAS, the Cooperative and the LLC are each organized to benefit and serve their respective members; and

        WHEREAS, the Constituent Entities believe their members interests will best be benefited and served if the parties reorganize their business operations and structure whereby the Cooperative will merge with and into the LLC, with the LLC being the surviving entity (the "Merger"); and

        WHEREAS, the parties have now agreed on revised terms and conditions of the Merger, and wish to: (i) memorialize their agreement as more particularly described herein; and (ii) enter into this Merger Agreement for the purpose of effecting the Merger;

        NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants herein contained, the parties hereto agree as follows:

ARTICLE I
OVERVIEW OF THE TRANSACTIONS

        SECTION 1.01    PURPOSE.    The purpose of the transactions contemplated by this Merger Agreement is to reorganize the structure of the Cooperative from a cooperative association into a Delaware limited liability company. This reorganization will be accomplished through a merger process, whereby the Cooperative shall merge with and into a newly formed wholly-owned subsidiary of the Cooperative, the LLC. Upon completion of the Merger, the Cooperative will cease to exist and the LLC will continue as the sole surviving entity.

        SECTION 1.02    THE MERGER.    Subject to the terms and conditions set forth in this Merger Agreement the Cooperative will merge with and into the LLC. The LLC shall be the surviving entity.

        SECTION 1.03    CERTIFICATE AND ARTICLES OF MERGER.    At the Closing, a certificate of merger ("Certificate of Merger") and the articles of merger (the "Articles of Merger") shall be executed in compliance with Section 18-209 of the Delaware Limited Liability Company Act and Section 308B.801 of the Minnesota Cooperative Associations Act, respectively (the "Acts"). The Certificate of Merger shall be filed with the Secretary of State of the State of Delaware and the Articles of Merger shall be filed with the Secretary of State of the State of Minnesota, or as otherwise required by the Acts.

        SECTION 1.04    EFFECT OF THE MERGER.    From and after the Effective Time, without any further action by the Constituent Entities or any of their respective members: (a) the LLC, as the surviving entity in the Merger, shall have all of the rights, privileges, immunities and powers, and shall be subject to all the duties and liabilities, of a limited liability company organized under the Delaware Limited Liability Company Act; (b) the LLC, as the surviving entity in the Merger, shall possess all of the rights, privileges, immunities and franchises, of a public as well as private nature, of the

Cooperative, and all property, real, personal and mixed and all debts due on whatever accounts including all choses in action, and each and every other interest of or belonging to the Cooperative, shall be deemed to be and hereby is vested in the LLC, without further act or deed, and the title to any property, or any interest therein vested in the Cooperative shall not revert or be in any way impaired by reason of the Merger; and (c) the Merger shall have any other effect set forth in the Acts.

        (a)    Certificate of Formation and Limited Liability Company Agreement.    The Certificate of Formation of the LLC and the Limited Liability Company Agreement of the LLC in effect immediately prior to the Effective Time shall survive the Merger (the "Surviving Entity Certificate" and the "Surviving Entity LLC Agreement" respectively).

        (b)    Directors and Officers.    From and after the Effective Time, without any further action by the Constituent Entities or any of their respective members, the officers and directors of the Cooperative at the Effective Time shall become the directors and officers of the LLC as the surviving entity in the Merger (the "LLC Directors and Officers") to serve until their respective terms have expired and their successors have been duly elected and qualified in accordance with the terms of Surviving Entity Certificate and the Surviving Entity LLC Agreement.

        (c)    Exchange and Conversion of Cooperative Shares.    At the Effective Time, without any further action by the Constituent Entities or any of their respective members or shareholders, the Cooperative shall cease to exist by operation of the Merger and shall cease to be a member of the LLC and all Units and any other interests of the LLC owned by the Cooperative shall be cancelled without payment of any consideration therefor. The combination of the common stock held by each member of the Cooperative and a proportionate amount of the patronage equities issued by the cooperative shall be automatically converted into a number of "Class A" Units of the LLC equal to the number of shares of common stock held. Each holder of Cooperative common stock and the associated patronage equities shall take such action or cause to be taken such action as the LLC may reasonably deem necessary or appropriate to effect the exchange of the interests hereunder, including, without limitation, the execution and delivery of instruments representing or otherwise relating to the equity interests being converted hereunder. All Units and any other interests in the LLC shall in all instances be governed by the provisions of the Surviving Entity Certificate and the Surviving Entity LLC Agreement.

        SECTION 1.05    FURTHER ASSURANCES.    At any time after the Effective Time, LLC as the Surviving Entity may take any action (including executing and delivering any document) in the name and on behalf of any party to this Merger Agreement in order to carry out and effectuate the transactions contemplated by this Merger Agreement.

        SECTION 1.06    THE CLOSING.    The closing of the Merger (the "Closing") will take place on the date the Effective Time occurs at the office of the Cooperative or on such other date and/or at such other place as the Constituent Entities may agree.

        SECTION 1.07    ACTIONS AT THE CLOSING.    At the Closing, the Cooperative and the LLC shall (i) execute and deliver to each other the various certificates, instruments, and documents referred to in this Merger Agreement, and (ii) execute and file with the Secretary of State of the States of Minnesota and Delaware the Articles of Merger and Certificate of Merger, respectively.

        SECTION 1.08    EFFECTIVE TIME.    The Merger shall become effective at [        ].m. Central time on [                        ], 2004, or at such other date and time as the Constituent entities may agree (the "Effective Time").

        SECTION 1.09    GOVERNING LAW.    This Merger Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota.

ARTICLE II
CONDITIONS PRECEDENT

        SECTION 2.01    CONDITIONS TO OBLIGATIONS OF EACH PARTY TO THE MERGER.    The respective obligations of the Cooperative and the LLC to consummate the Merger and other matters described in this Merger Agreement, are subject to the satisfaction or waiver of each of the following conditions on or before the Effective Time:

          (a)   The Board of Directors and the members of the Cooperative shall have approved this Merger Agreement, all in accordance with the requirements of applicable law and the Articles of Incorporation and Bylaws of the Cooperative;

          (b)   The Board of Directors of the Cooperative, acting for the Cooperative as the sole member of the LLC, shall have approved this Merger Agreement in accordance with the requirements of applicable law, the Limited Liability Company Agreement of the LLC and the Articles of Incorporation and Bylaws of the Cooperative;

          (c)   No injunction, restraining order or order of any nature issued by any court of competent jurisdiction, government or governmental agency enjoining the Merger shall have been issued and remain in effect;

          (d)   All consents, approvals and waivers which are necessary in connection with the Merger, or any part thereof, shall have been obtained;

          (e)   The Registration Statement of the LLC on Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

          (f)    All actions, proceedings and documents necessary to carry out the Merger shall be reasonably satisfactory to the LLC and the Cooperative.

ARTICLE III
POST CLOSING AGREEMENTS

        SECTION 3.01    EMPLOYEE BENEFIT PLANS.    The employee benefit plans of the Cooperative shall remain in effect following the merger, but the plans shall be amended to reflect the new name of the employer. No participant in the employee benefit plan shall accrue any additional gains, no participant's vested percentage shall increase and no participant shall become entitled to a distribution of his or her account solely as a result of the change contemplated by this Merger Agreement. Nothing in this Section 3.01 shall be interpreted as preventing the LLC from amending, modifying or terminating any employee benefit plan of the Cooperative or other contracts, arrangements, commitments or understandings, in accordance with their terms and applicable law.

        SECTION 3.02    INDEMNIFICATION; DIRECTORS' AND OFFICERS; INSURANCE.    From and after the Effective Time, the Surviving Entity shall indemnify each present and former director, officer, employee or agent of the Cooperative and each person who, while a director or officer of the Cooperative and at the request of the Cooperative, serves or has served another corporation, Cooperative, partnership, joint venture or any other enterprise as a director, officer or partner, against any losses, claims, damages, liabilities or expenses (including legal fees) arising out of or pertaining to matters existing or occurring at or before the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by law and as permitted by the Limited Liability Company Agreement of the LLC. The Surviving Entity may obtain insurance coverage against any such loss, claim or expense, subject to standard exclusions and exceptions to coverage, but is not obligated to do so.

ARTICLE IV
TERMINATION

        SECTION 4.01    TERMINATION OF MERGER AGREEMENT.    This Merger Agreement may be terminated and the Merger abandoned at any time prior to Closing by:

          (a)   either party hereto if the members of the Cooperative fail to approve the Merger as required by Section 2.01(a);

          (b)   delivery by either party hereto of a written notice of termination to the other; or

          (c)   either party hereto if the Closing has not occurred on or before December 31, 2004.

        SECTION 4.02    EFFECT OF TERMINATION.    If this Merger Agreement is terminated pursuant to Section 4.01 above, all rights and obligations of the parties hereunder shall terminate without any liability of either party to the other (except for any liability of a party then in breach).

ARTICLE V
MISCELLANEOUS

        SECTION 5.01    WAIVER.    Before the Effective Time, any provision of this Merger Agreement may, to the extent legally allowed, be waived by the party benefited by the provision by an agreement in writing between the parties hereto executed in the same manner as this Merger Agreement.

        SECTION 5.02    AMENDMENT.    The parties by mutual consent may amend, modify or supplement this Merger Agreement in such manner as may be agreed upon in writing.

        SECTION 5.03    BINDING NATURE.    This Merger Agreement shall be binding upon and inure only to the benefit of the parties hereto and their respective successors and assigns, provided that neither this Merger Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other party hereto.

        SECTION 5.04    COUNTERPARTS.    This Merger Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        SECTION 5.05    ENTIRE AGREEMENT.    This Merger Agreement and the other documents referred to herein set forth the entire understanding of the parties hereto with respect to the matters provided for herein and supersede all prior agreements, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of either party.

        SECTION 5.06    NOTICES.    All notices, requests, demands and other communications hereunder shall be deemed to have been duly given when delivered personally, telecopied (with confirmation) or mailed by certified or registered mail, return receipt requested (documents are deemed to be delivered 3 days after they are mailed), to the parties at the following addresses (or such other address as such party may specify by like notice):

        If to the Cooperative: Midwest Investors of Renville, Inc. (d.b.a. Golden Oval Eggs)

    340 Dupont Avenue NE, P.O. Box 615
    Renville, Minnesota 56284
    Attn: Marvin Breitkreutz

        If to the LLC: Golden Oval Eggs, LLC

    340 Dupont Avenue NE, P.O. Box 615
    Renville, Minnesota 56284
    Attn: Dana Persson

        SECTION 5.07    CAPTIONS.    The article and section headings of this Merger Agreement are for convenience only and shall not affect the meaning or construction of this Merger Agreement.

        IN WITNESS WHEREOF, the parties hereto have executed this Merger Agreement as of the date first set forth above.

MIDWEST INVESTORS OF RENVILLE, INC. (d.b.a. Golden Oval Eggs), a Minnesota cooperative association

By: Marvin Breitkreutz Its: Chairman, Board of Directors
GOLDEN OVAL EGGS, LLC, a Delaware limited liability company

By: Dana Persson Its: President and Chief Executive Officer

Appendix B

CERTIFICATE OF FORMATION
OF
GOLDEN OVAL EGGS, LLC

        The undersigned, being a natural person 18 years of age or older and for the purpose of forming a limited liability company for general business purposes under the Delaware Limited Liability Act, hereby adopts the following Certificate of Formation:

          1.    Name:    The name of the limited liability company is Golden Oval Eggs, LLC.

          2.    Registered Office:    The address of the registered office of the limited liability company is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

          3.    Organizer:    The name and address of the sole organizer of the limited liability company is Gretchen M. Randall, 4200 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402.

        IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Golden Oval Eggs, LLC this 24th day of November, 2003.

/s/ GRETCHEN M. RANDALL

Name:	Gretchen M. Randall Authorized Person

B-1

Appendix C

GOLDEN OVAL EGGS, LLC
AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

DATED AS OF [            ], 2004

i

GOLDEN OVAL EGGS, LLC
AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

        This Amended and Restated Limited Liability Company Agreement of Golden Oval Eggs, LLC (the "Company") is adopted and made effective as of [            ], 2004, by the Board of Managers of the Company with the approval of Midwest Investors of Renville, Inc. (the "Cooperative") as the sole member of the Company.

RECITALS

        The Cooperative has caused the Company to be formed to acquire all of the business and assets of the Cooperative by merger of the Cooperative with and into the Company (the "Merger"). The Cooperative as sole member of the Company previously adopted a Limited Liability Company Agreement of the Company dated as of February 3, 2004 (the "Original Agreement"). The Cooperative hereby amends and restates the Original Agreement in its entirety effective as of the date of this Agreement and adopts this Agreement as the limited liability company agreement of the Company.

AGREEMENT

        This Agreement is divided into two parts. Part 1 generally contains provisions relating to the members, interests and units in the Company, and management of the Company, and Part 2 generally contains provisions relating to allocations of profits and losses, distributions, accounting and tax provisions, dissolution and similar provisions. Part 1 and Part 2 are to be read and interpreted together as one agreement.

PART 1.
OPERATION, MANAGEMENT, AND INTERESTS
IN THE COMPANY

ARTICLE I.
DEFINITIONS

        1.1    Reference to Certain Terms.    For purposes of this Agreement: (a) references to "Part 1" and "Part 2" are to Part 1 and Part 2 of this Agreement, respectively; (b) references to "Articles" and "Sections" are to those Articles and Sections appearing in the Part of this Agreement where the reference occurs unless explicitly indicated otherwise; and (c) references to statutes include all rules and regulations under those statutes, and all amendments and successors to those statutes.

        1.2    Definitions.    The definitions in this Section 1.2 (and the definitions in Section 1.1 of Part 2) apply throughout this Agreement unless the context requires otherwise.

          "Act" means the Delaware Limited Liability Company Act (6 Del. C. Section 18-101, et seq.).

          "Affiliate" means with respect to any specified Person, any Person that directly or through one or more intermediaries Controls or is Controlled by or is under common Control with the specified Person.

          "Agreement" means this Amended and Restated Limited Liability Company Agreement of the Company, as amended or restated from time to time.

          "Board of Managers" or "Board" means the board of managers elected and determined in accordance with Article 5.

          "Certificate of Formation" means the certificate of formation of the Company filed on behalf of the Company with the Delaware Secretary of State pursuant to Sections 18-214 and 18-201 of the Act, as amended or restated from time to time.

          "Class" is defined in Section 3.2.

          "Class A Unit" means a Unit that is designated as a Class A Unit pursuant to Section 3.2.

          "Company" means Golden Oval Eggs, LLC, the limited liability company formed by the filing of the Certificate of Formation in accordance with the Act.

          "Confidential Information" is defined in Section 7.3.

          "Control", "Controlling", "Controlled by" and "under common Control with" mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

          "Cooperative" means Midwest Investors of Renville, Inc., a Minnesota cooperative.

          "Effective Date" means the date set forth in the introductory paragraph of this Agreement.

          "Event of Disassociation" is defined in Section 4.13.

          "Indemnified Person" is defined in Section 8.1.

          "Interest," with respect to any Unitholder, means the Unitholder's share of the "Net Profit" and "Net Loss" of the Company, the Unitholder's right to receive Distributions, and any right of the Unitholder (if a Member) to vote on or participate in the management of the Company and to information concerning the business and affairs of the Company, all as provided for in this Agreement.

          "Legal Entity" means a partnership, joint venture, association, cooperative, corporation, trust, estate, limited liability company, limited liability partnership, unincorporated entity of any kind, governmental entity, or any other legal entity.

          "Lien" means a security interest, lien or other encumbrance in Units pledged or granted for the purpose of securing debt financing.

          "Managers" is defined in Section 5.1.

          "Member" means any Unitholder (i) who is referred to as a Member on Exhibit A or who becomes a Member pursuant to the terms of Sections 4.3, 4.4, or 4.5, and (ii) who has not ceased to be a Member.

          "Merger" is defined in the Recitals to this Agreement.

        "Original Agreement" is defined in the Recitals to this Agreement.

          "Person" means any individual or Legal Entity.

          "Securities Act" means the Securities Act of 1933, as amended.

          "Transfer" means a sale, assignment, abandonment, disposition or other transfer, whether voluntary or by operation of law, but does not include a pledge of or grant of a Lien.

          "Transfer Rules" is defined in Section 3.10.

          "Unit" is defined in Section 3.2.

          "Unitholder" means a Person that holds Units, whether or not the Person is a Member of the Company.

          "Unit Ledger" is defined in Section 3.4.

ARTICLE 2.
FORMATION, PURPOSE, POWERS

        2.1    Formation.    The Company was formed as a limited liability company in accordance with the Act by the filing of the Certificate of Formation with the Delaware Secretary of State pursuant to Sections 18-214 and 18-201 of the Act.

        2.2    Name.    The business of the Company may be conducted under its name as set forth in the Certificate of Formation or, upon compliance with applicable laws, under any other name that the Board of Managers deems appropriate. The Board of Managers will file, or will cause to be filed, any fictitious name certificates and similar filings, and any amendments to these filings, that the Board of Managers considers appropriate.

        2.3    Registered Office/Agent.    As of the Effective Date, the registered office required to be maintained by the Company in the State of Delaware pursuant to the Act is c/o The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. As of the Effective Date, the name and address of the registered agent of the Company pursuant to the Act is The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The Company may, upon compliance with the applicable provisions of the Act, change its registered office or registered agent from time to time in the discretion of the Board of Managers.

        2.4    Principal Office.    As of the Effective Date, the principal executive office of the Company is located at 340 Dupont Avenue, Renville, MN 56284. The Board may from time to time change the location of the principal executive office of the Company to any other place within or without the State of Delaware. The Board may establish and maintain any additional offices and places of business of the Company, either within or without the State of Delaware, as it deems appropriate. The records required to be maintained by the Act will be maintained at one of the Company's principal offices, except as required by the Act.

        2.5    Period of Existence.    The period of existence of the Company is perpetual unless and until the Company is dissolved as provided in this Agreement.

        2.6    Purpose.    The Company has been formed for the purpose of, and the nature of the business to be conducted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any activities necessary, convenient or incidental to this purpose.

        2.7    Powers.    Without limiting the generality of Section 2.6, the Company has the power and authority to take any actions necessary, convenient or incidental to or for the furtherance of the purposes set forth in Section 2.6, including (without limitation) the power:

          (a)   To conduct its business, carry on its operations and exercise the powers granted to a limited liability company by the Act in any country, state, territory, district or other jurisdiction, whether domestic or foreign;

          (b)   To acquire by purchase, lease, contribution of property or otherwise, own, hold, operate, maintain, finance, improve, lease, sell, convey, mortgage, transfer, demolish or dispose of any real or personal property;

          (c)   To negotiate, enter into, renegotiate, extend, renew, terminate, modify, amend, waive, execute, perform and carry out and take any other action with respect to contracts or agreements of any kind, and any leases, licenses, guarantees and other contracts for the benefit of or with any Member or any Affiliate of any Member, without regard to whether these contracts may be deemed necessary, convenient or incidental to the accomplishment of the purpose of the Company;

          (d)   To purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge or otherwise dispose of, and otherwise use and deal in and with, shares or other interests in or obligations of domestic or foreign Legal Entities or other Persons, or direct or indirect obligations of the United States or any government, state, territory, governmental district or municipality or any instrumentality of any of them;

          (e)   To lend money, to invest and reinvest its funds, and to accept real and personal property for the payment of funds so loaned or invested;

          (f)    To borrow money and issue evidence of indebtedness, and to secure the same by a mortgage, pledge, security interest or other lien on the assets of the Company;

          (g)   To pay, collect, compromise, litigate, arbitrate or otherwise adjust or settle any other claims or demands of or against the Company or to hold the proceeds against the payment of contingent liabilities;

          (h)   To sue and be sued, defend and participate in administrative or other proceedings in its name;

          (i)    To appoint employees, officers, agents, consultants and representatives of the Company, and define their duties and fix their compensation;

          (j)    To indemnify any Person in accordance with the Act and this Agreement;

          (k)   To cease its activities and cancel its Certificate of Formation; and

          (l)    To make, execute, acknowledge and file any documents or instruments necessary, convenient or incidental to the accomplishment of the purpose of the Company.

ARTICLE 3.
UNITS AND UNITHOLDERS

        3.1    Rights and Obligations of Unitholders.    The respective rights and obligations of the Unitholders will be determined pursuant to the Act and this Agreement. To the extent that any right or obligation of any Unitholder is different by reason of any provision of this Agreement than it would be in the absence of that provision, this Agreement, to the extent permitted by the Act, will control.

        3.2    Unitholder Interests and Units.    The Interests of the Unitholders will be divided into one or more classes ("Classes"), with the initial Class designated as Class A, and with subsequent Classes as may be established by the Board designated as Class B, Class C and sequentially lettered. Interests within each Class will be divided into units (the "Units") designated as Class A Units (with respect to Class A), Class B Units (with respect to Class B), Class C Units (with respect to Class C) and sequentially lettered. With respect to the Class B and subsequent Classes of Units, the Board of Managers is hereby granted the express authority, by resolution and without the necessity of approval by the Members, to fix and establish the designations, powers, preferences, voting and other rights, qualifications, limitations or restrictions of each additional Class of Units whenever any additional Class is established. The power of the Board will extend to and will include the express authority to create Classes of Units (without the need for Member approval) which have terms granting the Units (and the holders of the Units) rights, powers, preferences and privileges greater than the rights, powers, preferences and privileges associated with any previously established and designated Class or issued Units, and the resolution of the Board of Managers to create any additional Classes will have the effect of amending this Agreement (without the need for Member approval). After establishing any additional Class, the Board (without the need for Member approval) may make any conforming amendments to this Agreement. The rights, powers, preferences and privileges will be the same for all Units within a Class except as expressly provided otherwise in this Agreement or the Class designation approved by the Board.

        3.3    Additional Units.    The Board of Managers may issue additional Units, including Class A Units, to existing or new Unitholders in exchange for any consideration (including, without limitation, past or future services), upon execution of any documents and on any other terms and conditions (including, without limitation, in the case of Units issued to employees and consultants, any vesting and forfeiture provisions) as the Board determines to be appropriate, without the need for Member approval.

        3.4    Unit Ledger.    The Unitholders and the number and Classes of Units held by each Unitholder are listed on a Unit ledger (the "Unit Ledger"). The Unit Ledger will be amended and supplemented by the Board of Managers (without the need for Member approval) to reflect the Members and Unitholders, the changes in holdings of Units that take place in accordance with this Agreement, the number and Classes of Units held by each Unitholder, and the Capital Contributions per Unit, if any.

        3.5    No Additional Contributions Required.    The Company may not require Unitholders to make any additional contributions to the Company for any reason.

        3.6    Generally: Allocations and Distributions.    The provisions relating to allocations of Net Profit and Net Loss and Distributions are provided in Part 2. As provided in Part 2, Distributions other than upon liquidation generally will be made on a Class and unitary basis in proportion to the Units held in any Class and liquidating Distributions generally will be made to the Unitholders pro rata in accordance with their positive Capital Account balances.

        3.7    Return of Distributions.    Except as required by law, no Unitholder will be obligated by this Agreement to return any Distribution to the Company or pay the amount of any Distribution for the account of the Company or to any creditor of the Company; provided, however, that if any court of competent jurisdiction holds that, notwithstanding this Agreement, any Unitholder is obligated to return or pay any part of any Distribution, the obligation will bind the Unitholder alone and not any other Unitholder or any Manager. The provisions of the immediately preceding sentence are solely for the benefit of the Unitholders and will not be construed as benefiting any third party. The amount of any Distribution returned to the Company by a Unitholder or paid by a Unitholder for the account of the Company or to a creditor of the Company will be added to the account or accounts from which it was subtracted when it was distributed to the Unitholder.

        3.8    No Redemption; No Distribution Upon Resignation.    A Unitholder (whether or not a Member), or any transferee of a Unitholder, will have no right to demand or receive a return of the Unitholder's (or transferee's) Capital Contributions or Capital Account or to require the purchase or redemption of the Unitholder's (or transferee's) Units or Interest. The other Unitholders and the Company do not have any obligation to purchase or redeem the Units or Interest of any Unitholder or transferee. A Unitholder (whether or not a Member) is not entitled to receive a distribution in partial or complete redemption of the fair value of the Unitholder's Units or Interest in the Company (except as provided in this Agreement following an event of dissolution), notwithstanding any provisions of the Act or any other provision of law. Each Unitholder (whether or not a Member) hereby waives any right, and expressly agrees that it intends for this Agreement to negate any entitlement, to receive a distribution of the fair value of the Units or Interest of the Unitholder upon an Event of Disassociation or otherwise which, in the absence of the provisions in this Agreement, it would otherwise be afforded by Section 18-604 or any other provision of the Act.

        3.9    Specific Limitations.    A Unitholder (whether or not a Member) does not have the right, power or authority to: (a) require a redemption of the Unitholder's Units or Interest in the Company; (b) withdraw the Unitholder's Capital Contribution or reduce the Unitholder's Capital Account; (c) make voluntary Capital Contributions to the Company; (d) bring an action for partition against the Company or any Company assets; (e) cause the termination and dissolution of the Company, except as set forth in this Agreement; (f) require that any Distribution to the Unitholder be made in the form of property other than cash; (g) (in the Unitholder's capacity as a Unitholder or Member) take part in or interfere in any manner with the management of the business and affairs of the Company; (h) (in the Unitholder's capacity as a Unitholder or Member) act for or bind the Company notwithstanding Section 18-402 of the Act; (i) have any contractual appraisal rights under Section 18-210 of the Act; (j) (in the Unitholder's capacity as a Unitholder or Member) receive any salary, fee, or draw for services rendered to or on behalf of the Company; or (k) (in the Unitholder's capacity as a Unitholder or Member) be reimbursed for any expenses incurred on behalf of the Company. Each Unitholder (whether or not a Member) hereby irrevocably waives each of the rights contained in clauses (a) through (k) of this Section 3.9. A Unitholder who is not a Member does not have any voting or other rights under the Act or this Agreement other than financial rights of an unadmitted assignee under this Article 3 and Part 2.

        3.10    Restrictions on Transfer of Units.    A Unitholder may not Transfer all or any part of its Units, or any portion of the financial, governance or other rights that comprise the Unitholder's Interest, except pursuant to and to the extent permitted by Section 3.11 (the provisions of Section 3.11 may be referred to collectively in this Agreement as the "Transfer Rules").

        3.11    Unit Transfer Requirements.    The Board of Managers must approve or waive the requirement of approval of any Transfer. A Transfer of Units will not be approved and the Transfer is void unless the following conditions are satisfied or the conditions are waived by the Board of Managers in its sole discretion:

          (a)   a duly executed written instrument of Transfer is provided to the Board, satisfactory in form and substance to the Board in its sole discretion;

          (b)   an opinion of responsible counsel (who may be counsel for the Company) is provided to the Board, satisfactory in form and substance to the Board in its sole discretion, to the effect that the Transfer is not:

              (i)  a Transfer in violation of the Securities Act or any state securities or blue sky laws applicable to the Company or the Interest to be transferred;

             (ii)  Transfer that would cause the Company to be considered a publicly traded partnership under Section 7704(b) of the Code;

            (iii)  a Transfer that would cause the Company to lose its status as a partnership for federal income tax purposes; or

            (iv)  a Transfer that would cause a termination of the Company for federal income tax purposes;

          (c)   the Board determines (in its sole discretion) that the transferee is neither (i) a competitor of, or an Affiliate of a competitor of, the Company or its Affiliates, nor (ii) a Person who as a Unitholder or Member would or may be detrimental to the interests of the Company;

          (d)   the Unitholder effecting the Transfer and the transferee execute any other instruments and satisfy any other reasonable requirements that the Board of Managers deems reasonably necessary or desirable to effect the Transfer of Units, including (without limitation) the written acceptance by the transferee of this Agreement and the transferee's agreement to be bound by and comply with the provisions of this Agreement; and

          (e)   the Unitholder effecting the Transfer or the transferee pays to the Company a transfer fee in an amount sufficient to cover the reasonable expenses incurred by the Company in connection with the admission of the transferee.

        3.12    Noncomplying Transfers Void.    Any Transfer in contravention of this Article will be void and of no effect, and will neither bind nor be recognized by the Company.

        3.13    Limited Liability of Unitholders.    Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the Company, and no Unitholder (whether or not a Member) will be obligated personally for any debt, obligation or liability of the Company solely by reason of being a Unitholder or Member. All Persons dealing with the Company will have recourse solely to the assets of the Company for the payment of the debts, obligations or liabilities of the Company. In no event will any Unitholder be required to make up any deficit balance in the Unitholder's Capital Account upon the liquidation of the Unitholder's Interest or otherwise.

ARTICLE 4.
GOVERNANCE RIGHTS: MEMBERS

        4.1    Rights and Obligations of Members.    The respective rights and obligations of Members will be determined pursuant to the Act and this Agreement. To the extent that any right or obligation of any Member is different by reason of any provision of this Agreement, than it would be in absence of that provision, this Agreement will to the extent permitted by the Act, control. In general, the governance rights of Members are limited to voting on matters specifically provided in this Agreement.

        4.2    Minimum Required Unit Holding by Members.    To be a Member, a Person must hold at least two thousand (2,000) Class A Units or the minimum number and Class of Units required for membership as stipulated in the designation of another Class.

        4.3    Members Through Merger.    Each Person who is entitled to receive Units as consideration in the Merger and who satisfies the requirements of Section 4.2 will be admitted as a Member with no further action on the part of the Board of Managers, the Members, or the Company.

        4.4    Additional Members.    The Board of Managers may, in its sole discretion, admit non-Members as Members of the Company who meet the requirements of any Class to be a Member and the requirements of Section 4.2 (and in connection with these admissions issue Units to these Persons admitted as Members).

        4.5    Admission of Transferees as Members.    A transferee of Units will be admitted as a Member (if not already a Member) if: (i) the Transfer Rules are satisfied with respect to the applicable Transfer, (ii) the requirements of Section 4.2 are satisfied with respect to the transferee, (iii) the Board of Managers approves the membership of the transferee (which approval may be granted, delayed, considered or withheld in the sole discretion of the Board of Managers), and (iv) the transferee executes any instruments and satisfies any other reasonable requirements that the Board of Managers deems reasonably necessary or desirable for admission of the transferee as a Member. In the absence of satisfying the foregoing requirements, the transferee will be a non-member Unitholder only, and will have no voting rights or other rights under the Act or this Agreement other than financial rights of an unadmitted assignee under Article 3 and Part 2, but will be subject to all of the obligations and restrictions applicable to Unitholders under this Agreement.

        4.6    Voting.    A Member will be entitled to one (1) vote for each Class A Unit held by the Member and any additional voting rights as may be stipulated in the designations governing other Classes of Units held. Cumulative voting of the votes for Class A Units is not permitted.

        4.7    Annual Meetings.    The Annual Meeting of the Members will be held at the time and place determined by the Board of Managers; provided however, that if an Annual Meeting has not been held within six (6) months after the end of each GAAP Fiscal Year of the Company, any Member may demand an Annual Meeting of the Members by written demand to the Board of Managers.

        4.8    Special Meetings.    Special meetings of the Members may be called by (a) the Board of Managers, (b) by Members representing not less than thirty five percent (35%) of the total possible number of votes that may be cast with respect to Class A Units, or (c) by Members holding Units of any other Class if and to the extent permitted by the designations governing the other Class. The business transacted at a special meeting of the Members is limited to the purposes stated in the notice of the meeting.

        4.9    Notice of Meetings.    Written notice of each meeting of the Members, stating the date, time and place, and in the case of a special meeting, the purpose or purposes of the meeting, will be given to each Member either personally or by mail at least fourteen (14) days and not more than sixty (60) days prior to the meeting. If mailed, the notice will be deemed to be given when deposited in the United States mail, postage prepaid, addressed to the Member's address of record. A Member may waive the notice of the meeting required under this Section 4.9. A written notice of waiver signed by the Member entitled to notice is effective whether given before, during or after the meeting. Attendance by a Member at a meeting is waiver of notice of that meeting, unless the Member objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and after this objection does not participate in the meeting.

        4.10    Quorum.    The presence (in person, by proxy or by ballot) of Members holding at least fifty percent (50%) of the total possible number of votes that may be cast by Members is required for the transaction of business at a meeting of the Members.

        4.11    Proxies; Ballots.    Voting by proxy or by ballot (such as by mail ballot) will be permitted on any matter if authorized by the Board of Managers.

        4.12    Telephonic Meetings.    If approved by the Board of Managers, any regular or special meeting of the Members may be held by telephonic or electronic conference or any other means of communication through which the Members can simultaneously hear each other during the conference. Participation in a telephonic, electronic, or other similar conference constitutes presence at the meeting for all purposes of this Agreement and the Act.

        4.13    Termination of Membership.    A Person will cease to be a Member of the Company on and following the occurrence of any of the following events (each an "Event of Disassociation"):

          (a)   The Transfer by the Member of all of the Member's Units, regardless of whether the transferee(s) is admitted as a substitute Member pursuant to Section 4.5.

          (b)   Any event terminating the existence of any Member that is a Legal Entity.

          (c)   The death of any Member that is an individual.

          (d)   The Member fails to meet the requirements of Section 4.2.

          (e)   The Board by resolution finds (in its sole discretion) that the Member (i) has willfully obstructed any lawful purpose or activity of the Company, (ii) is a competitor of, or an Affiliate of a competitor of, the Company or its Affiliates, or (iii) is a Person who is detrimental to the interests of the Company.

          (f)    The Member resigns as a Member of the Company.

        A Person who has ceased to be a Member but who continues to hold Units will be considered a non-member Unitholder only, and will have no voting or other rights under the Act or this Agreement other than financial rights of an unadmitted assignee under Article 3 and Part 2, but subject to all of the obligations and restrictions applicable to Unitholders under this Agreement.

        In the event a Unitholder has ceased to be a Member pursuant to Section 4.13(d), the Unitholder may be reinstated as a Member by the Board upon a determination by the Board in its sole discretion that the Unitholder meets the requirements of Section 4.2. In the event a Unitholder has ceased to be a Member pursuant to Section 4.13(d), (e) or (f), the Company will have the option, in its sole discretion, to purchase the Unitholder's Units at a price equal to eighty percent (80%) of the average trailing market price of the Units (as reasonably determined by the Board), measured over the six (6) month period immediately preceding the earliest time at which the Company became eligible to purchase the Units pursuant to this sentence.

        4.14    Resignation.    A Member may resign as a Member at any time. A resignation must be made in writing delivered to the Secretary of the Company, and will take effect at the time specified in the resignation or, if no time is specified, upon receipt. The acceptance of a resignation will not be necessary to make it effective, unless expressly so provided in the resignation.

        4.15    Continuation of the Company.    The occurrence of an Event of Disassociation or any other event which is deemed to terminate the continued membership of a Member will not cause the Company's affairs to be required to be wound up, and the Company will continue without dissolution.

ARTICLE 5.
MANAGEMENT OF COMPANY: BOARD OF MANAGERS

        5.1    Board of Managers.    The business of the Company will be managed by the Board of Managers, and the individuals constituting the Board of Managers (the "Managers") will be the "managers" of the Company for all purposes under the Act. The Board of Managers has the exclusive power and authority to manage the business and affairs of the Company and to make all decisions with respect to the business and affairs of the Company, including (without limitation) the power and authority to issue additional Units, and to establish the terms of additional Classes of Units as provided in Section 3.2, and the power and authority to issue and grant options, warrants or other contractual rights for the purchase of Units of any Class. Except as otherwise expressly provided in this Agreement, the Board or Persons designated by the Board, including (without limitation) officers and agents appointed by the Board, will be the only Persons authorized to execute documents that are binding on the Company. To the fullest extent permitted by Delaware law, but subject to any specific provisions of this Agreement granting rights to Members, the Board will have the power to perform any acts, statutory or otherwise, with respect to the Company or this Agreement, which would otherwise be possessed by the Members under Delaware law, and the Members will have no power whatsoever with respect to the management of the business and affairs of the Company.

        Notwithstanding the foregoing and notwithstanding any other provision of this Agreement, none of the following actions will be taken by the Company without the prior approval of Member representing not less than a majority of the total possible number of votes that may be cast:

          (a)   mergers or consolidations with or into any other Legal Entity, whether or not the Company is the surviving entity; or

          (b)   dispositions (whether effected by merger, sale of assets, lease, equity exchange or otherwise) of all or substantially all of the assets of the Company, other than through a pledge, security or transfer to effect a securitization of the Company's assets for purposes of debt financing.

        5.2    Duties of Board of Managers.    Without limiting the applicability of any other provision of this Agreement, the following provisions will be applicable to the Board of Managers and to the Managers in their capacity as Managers:

          (a)   The Board and the Managers and the decisions of the Board will have the benefit of the business judgment rule to the same extent as the Board, the Managers and the decisions would have the benefit of the rule if the Board were a board of directors of a Delaware corporation.

          (b)   The Board and the Managers will have the same duties of care and loyalty as they would have if they were directors of a Delaware corporation but in no event will any member of the Board be liable for any action or inaction for which exculpation is provided under Section 8.2.

        5.3    Initial Managers.    As of the Effective Date, the Board of Managers of the Company consists of the seven (7) individuals listed below, and these individuals will serve for the terms stated below (subject to earlier resignation or removal as provided in this Agreement) and in the manner prescribed by this Article 5:

Manager Name:	Term Expires:
Mark Chan	2007
Brad Petersburg	2007
Thomas Jacobs	2005
Jeff Woodley	2005
Marvin Breitkreutz	2006
Chris Edgington	2006
Randy Tauer	2006

        5.4    Number and Election of Managers.    The Board of Managers will consist of not less than five (5) Managers, with the exact number to be established by the Board from time to time. The Board may also appoint Advisory Managers (who may be invited by the Board to serve the Board in an advisory capacity and attend meetings of the Board, but who will not be members of the Board or "Managers" as used in this Agreement and who will have no voting rights on the Board). At each Annual Meeting of the Members, elections will be held to fill all vacancies on the Board of Managers. Managers will be elected for staggered terms of three (3) years and until a successor is elected and qualified.

        5.5    Voting and Act of the Board; Action Without a Meeting.    Each Manager will have one vote on the Board of Managers. Except as otherwise expressly provided in this Agreement, the Board of Managers may take action by the affirmative vote of a majority of Managers present at a duly held meeting at which a quorum is present. Any action required or permitted to be taken at a meeting of the Board of Managers may be taken by written action signed by a majority of the Managers comprising the Board and any written actions will be filed with the records of the meetings of the Board. These written actions will be treated for all purposes as the act of the Board.

        5.6    Resignation.    Any Manager may resign from the Board of Managers at any time. A resignation must be made in writing delivered to the Chair of the Board of Managers or the Secretary of the Company, and will take effect at the time specified in the resignation or, if no time is specified, upon receipt. The acceptance of a resignation will not be necessary to make it effective, unless expressly so provided in the resignation. A resignation by a Manager who is a Member or Unitholder from the Board of Managers in and of itself does not affect the status of the resigning Manager as a Member or Unitholder.

        5.7    Removal of Managers.    The Board of Managers or any individual Manager may be removed from office, with cause, by the affirmative vote of Members representing not less than a majority of the total possible number of votes that may be cast. In the event that a Manager is so removed, a successor Manager will be elected at the same meeting. Notice of a meeting at which any Members will be voting to remove a Manager must state removal of Managers as an item to be voted upon at the meeting.

        5.8    Vacancies.    Any vacancy occurring on the Board of Managers will be filled by the remaining Managers (until the next scheduled meeting of the Members). The Board will have and may exercise all its powers notwithstanding the existence of one or more vacancies on the Board, subject to any requirements of law or of this Agreement as to the number of Managers required for a quorum or for any vote or other action.

        5.9    Meetings.    Regular meetings of the Board of Managers will be held from time to time as determined by the Board of Managers. Special meetings of the Board will be held upon the call of the Chair of the Board, the Chief Executive Officer or two or more Managers. Board meetings will be held at the principal office of the Company or at any other place, either within or without the State of

Delaware, as designated by the person calling the meeting and stated in the notice of the meeting. Managers may participate in a Board of Managers meeting by means of video or audio conferencing or similar communications equipment whereby all Managers participating in the meeting can hear each other.

        5.10    Notice.    Notice of each meeting of the Board of Managers, in writing or by electronic mail, stating the place, day and hour of the meeting, will be given to each Manager either personally or by mail at least five (5) business days prior to the day on which the meeting is to be held. If in writing, the notice shall be deemed to be given when deposited in the United States mail, postage prepaid, addressed to the Manager's address of record. The notice or waiver of notice of any special or regular meeting of the Board of Managers need not specify the business to be transacted or the purpose of the meeting.

        5.11    Waiver.    Whenever any notice is required to be given to a Manager under the provisions of this Agreement, a waiver of the notice in writing signed by the Manager, whether before or after the time stated in the notice, will be deemed equivalent to the giving of notice. Attendance of a Manager at any meeting of the Board of Managers will constitute waiver of notice of meeting by the Manager, except where the Manager attends a meeting for the express purpose of stating an objection to the transaction of any business because the meeting is not lawfully called or convened.

        5.12    Quorum.    Not less than half of the Managers then in office will constitute a quorum necessary for the transaction of business at any regular or special meeting of the Board of Managers. If less than a quorum is present, those Managers present may adjourn the meeting from time to time until a quorum is present.

        5.13    Compensation.    The Board of Managers may fix the compensation, if any, of Managers who are not employees of the Company. Managers are also entitled to reimbursement for actual expenses incurred in attending meetings of the Board or in connection with other business of the Company.

        5.14    Interested Transactions.    To the fullest extent permitted by law, no member of the Board of Managers will be deemed to have breached any duty of loyalty to the Company, the Members or the Unitholders (and the member of the Board of Managers will not be liable to the Company, to the Members or to the Unitholders for breach of any duty of loyalty or analogous duty) with respect to any action or inaction in connection with or relating to any transaction that was approved by a majority vote of disinterested Managers.

        5.15    Reliance by Third Parties.    Any person or entity dealing with the Company or the Members may rely upon a certificate signed by the Chair of the Board of Managers or by another Person authorized by the Board of Managers as to: (a) the identity of the Members, (b) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by Members or are in any other manner germane to the affairs of the Company, (c) the Persons which are authorized to execute and deliver any instrument or document of or on behalf of the Company, (d) the authorization of any action by or on behalf of the Company by the Board or any officer or agent acting on behalf of the Company, or (e) any act or failure to act by the Company or as to any other matter whatsoever involving the Company or the Members.

ARTICLE 6.
OFFICERS AND AGENTS

        6.1    Officers, Agents.    The Board of Managers by vote or resolution has the power to appoint officers and agents to act for the Company with titles, if any, as the Board deems appropriate and to delegate to the officers or agents any of the powers as are granted to the Board under this Agreement, including (without limitation) the power to execute documents on behalf of the Company, as the Board may in its sole discretion determine; provided, however, that a delegation by the Board will not cause the Persons constituting the Board of Managers to cease to be the "managers" of the Company within the meaning of the Act. The officers so appointed may include persons holding titles such as Chair of the Board of Managers, Chief Executive Officer, President, Chief Financial Officer, Vice President, Controller and Secretary. Unless the authority of the officer in question is limited or specified in the document appointing the officer or in the officer's employment agreement or is otherwise specified or limited by the Board, any officer so appointed will have the same authority to act for the Company as a corresponding officer of a Delaware corporation would have to act for a Delaware corporation in the absence of a specific delegation of authority; provided, however, that without the required approval, no officer will take any action for which the approval of Members is required pursuant to Section 5.1.

        6.2    Election.    The officers may be elected or appointed by the Board of Managers at their first meeting or at any other time. At any time or from time to time the Board may delegate to any officer their power to elect or appoint any other officer or any agents. Officers must be natural persons.

        6.3    Tenure.    Each officer will hold office until his or her respective successor is chosen and qualified unless a different period will have been specified by the terms of its election or appointment, or in each case until he or she sooner dies, resigns, is removed or becomes disqualified. Each agent will retain his or her authority at the pleasure of the Board of Managers, or the officer by whom he or she was appointed or by the officer who then holds agent appointive power.

        6.4    Vacancies.    If the office of any officer becomes vacant, the Board of Managers may choose a successor. Each successor will hold office for the unexpired term, and until its successor is chosen and qualified or in each case until he or she sooner dies, resigns, is removed or becomes disqualified.

        6.5    Resignation and Removal.    The Board of Managers may at any time remove any officer either with or without cause. The Board may at any time terminate or modify the authority of any officer or agent. Any officer may resign at any time by delivering its resignation in writing to the Chair of the Board, the Chief Executive Officer or the Secretary. The resignation will be effective upon receipt unless specified to be effective at some other time, and without in either case the necessity of its being accepted unless so stated in the resignation.

        6.6    Compensation.    Officers will receive compensation as may be determined from time to time by resolution of the Board of Managers or as otherwise provided in a written employment agreement.

        6.7    Delegation.    Unless prohibited by a resolution of the Board of Managers, an officer elected or appointed by the Board may delegate in writing some or all of the duties and powers of the person's management position to other persons. An officer who delegates the duties or powers of an office remains subject to the standard of conduct for an officer with respect to the discharge of all duties and powers so delegated.

ARTICLE 7.
RECORDS; NONDISCLOSURE

        7.1    Required Records.    The books and records of the Company will reflect all the Company's transactions and will be appropriate and adequate for the Company's business. The Company will maintain at its principal office or any other office as the Board of Managers will determine all of the following:

          (a)   A current list of the full name and last known business or residential address of each Unitholder and Manager;

          (b)   Information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Unitholder and which each Unitholder has agreed to contribute in the future, and the date on which each Unitholder became a Unitholder of the Company;

          (c)   A copy of the Certificate and this Agreement, including (without limitation) any amendments to either the Certificate or this Agreement, together with executed copies of any powers of attorney pursuant to which the Certificate, this Agreement or any amendments have been executed;

          (d)   Copies of the Company's federal, state and local income tax or information returns and reports;

          (e)   The audited financial statements of the Company; and

          (f)    Other records required to be maintained by the Act.

        7.2    Examination of Records.    Upon the request of any Member for a proper purpose related to the Member's Interest as determined by the Board of Managers, the Board will allow the Member and its designated representatives or agents, upon at least five (5) business days prior written notice to the Board and during reasonable business hours, to examine the Company's books and records to the extent required by the Act for the proper purpose at the Member's sole cost and expense. The foregoing rights will be subject to any reasonable standards as may be established by the Board of Managers on a case by case basis or from time to time and will be restricted by the Board to protect the rights of other Members and the Company from damage from the requesting Member. The Board will, and will have the right to, restrict access to and protect Confidential Information of the Company as deemed appropriate by the Board.

        7.3    Non-Disclosure.    Each Unitholder agrees that, except as otherwise consented to by the Board of Managers, all non-public information furnished to the Unitholder pursuant to this Agreement or otherwise regarding the Company or its business that is not generally available to the public ("Confidential Information") will be kept confidential and will not be disclosed by the Unitholder, or by any of the Unitholder "s agents, representatives or employees, in any manner, in whole or in part, except that (a) a Member will be permitted to disclose Confidential Information to those of the Member's agents, representatives and employees who need to be familiar with the information in connection with the Member's investment in the Company and who are charged with an obligation of confidentiality, (b) a Member will be permitted to disclose Confidential Information to the Member's partners and equity holders so long as they agree to keep the information confidential on the terms set forth in this Agreement, (c) a Member will be permitted to disclose Confidential Information to the extent required by law, so long as the Member will have first provided the Company a reasonable opportunity to contest the necessity of disclosing the information and (d) a Member will be permitted to disclose Confidential Information to the extent necessary for the enforcement of any right of the Member arising under this Agreement. Notwithstanding the foregoing, a Member (and each employee, representative or other agent of the Member) may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including, without limitation, opinions or other tax analyses) that are provided to the Member relating to tax treatment and tax structure.

ARTICLE 8.
INDEMNIFICATION; LIMITATION OF LIABILITY

        8.1    Indemnification.    To the fullest extent permitted or required by law, the Company, its receiver, or its trustee (in the case of its receiver or trustee, to the extent of Company property) will indemnify, defend, save harmless, and pay all judgments and claims against, and reasonable expenses of, each present and former Manager, officer or employee of the Company and any other individual who serves as a manager, officer or director of any other Legal Entity at the request of the Company (each an "Indemnified Person") relating to any liability or damage or reasonable expenses incurred with respect to a proceeding if the Indemnified Person was a party to the proceeding as a result of or in connection with (a) his or her capacity as a Manager, officer or employee of the Company (which reasonable expenses including reasonable attorneys' fees may be paid as incurred) or (b) his or her service of any other Legal Entity at the request of the Company. Notwithstanding the foregoing provisions, the Company shall not indemnify, defend, save harmless, or pay all judgments and claims against, and reasonable expenses of, an Indemnified Person under the foregoing provisions where such judgments and claims or proceedings arise out of or are related to the Indemnified Person's act or failure to act in a manner that constitutes any of the following: (i) a willful failure to deal fairly with the Company or its Members in connection with a matter in which the Indemnified Person has a material conflict of interest; (ii) a violation of criminal law, unless the Indemnified Person had reasonable cause to believe that the Indemnified Person's conduct was lawful or no reasonable cause to believe that the conduct was unlawful; (iii) a transaction from which the Indemnified Person derived an improper personal profit; or (iv) willful misconduct.

        8.2    Limitation of Liability.    No Indemnified Person shall be personally liable to the Company or its Members for monetary damages for a breach of fiduciary duty by such Indemnified Person; provided that this provision shall not eliminate or limit the liability of an Indemnified Person for an act or failure to act in a manner that constitutes any of the following: (a) a willful failure to deal fairly with the Company or its Members in connection with a matter in which the Indemnified Person has a material conflict of interest; (b) a violation of criminal law, unless the Indemnified Person had reasonable cause to believe that the Indemnified Person's conduct was lawful or no reasonable cause to believe that the conduct was unlawful; (c) a transaction from which the Indemnified Person derived an improper personal profit; or (d) willful misconduct.

        8.3    Insurance.    The Company may purchase and maintain insurance on behalf of any person in such person's official capacity against any liability or expense asserted against or incurred by such person in or arising from that capacity, whether or not the Company would be required to indemnify the person against the liability.

ARTICLE 9.
AMENDMENTS TO AGREEMENT

        9.1    Amendments.    Except for amendments described in Section 3.2 (which may be made by the Board of Managers acting without Member approval), this Agreement may be modified or amended by the Board of Managers with the approval of Members representing not less than a majority of the total possible number of votes that may be cast. Any amendments to be made to this Agreement may be adopted (in compliance with this Agreement) in the form of an amended and restated agreement. In addition, the Board has the authority to restate this Agreement from time to time to incorporate any amendments previously adopted (in compliance with this Agreement).

        9.2    Corresponding Amendment of Certificate.    The Board of Managers will cause to be prepared and filed any amendment to the Certificate that may be required to be filed under the Act as a consequence of any amendment to this Agreement.

        9.3    Binding Effect.    Any modification or amendment to this Agreement pursuant to this Article will be binding on all Unitholders and Members.

ARTICLE 10.
GENERAL PROVISIONS

        10.1    Successors; Construction; Execution; Waiver.    This Agreement: (a) will be binding upon the executors, administrators, estates, heirs and legal successors of the Unitholders, (b) will be governed by and construed in accordance with the laws of the State of Delaware, (c) may be executed as provided in the Merger, or in more than one counterpart, all of which together will constitute one agreement, (d) contains the entire contract among the Members and Unitholders as to the subject matter of this Agreement, and (e) supersedes the Original Agreement in its entirety. The waiver of any of the provisions, terms or conditions contained in this Agreement will not be considered as a waiver of any of the other provisions, terms or conditions of this Agreement.

        10.2    Notices.    All notices and other communications required or permitted under this Agreement will be in writing and will be deemed effectively given upon personal delivery or receipt (which may be evidenced by a return receipt if sent by registered mail or by signature if delivered by courier or delivery service), addressed (a) if to any Unitholder, at the address of the Unitholder set forth in the records of the Company or at any other address as the Unitholder will have furnished to the Company in writing as the address to which notices are to be sent under this Agreement and (b) if to the Company or to the Board of Managers to it at 340 Dupont Avenue NE, Renville, MN 56284.

        10.3    Consent to Jurisdiction.    All actions, suits or proceedings arising out of or based upon this Agreement or the subject matter of this Agreement, if brought by any Person other than the Company, will be brought and maintained exclusively in the state or federal courts located in the State of Minnesota; provided that upon determination of the Board of Managers, the Company has the right to bring, maintain or remove any action, suit or proceeding arising out of or based upon this Agreement or the subject matter of this Agreement to any state or federal court located in the State of Delaware. Each of the Members and Unitholders (a) hereby irrevocably submits to the jurisdiction of the state or federal courts located in the State of Minnesota and Delaware for the purpose of any action, suit or proceeding arising out of or based upon this Agreement or the subject matter of this Agreement and (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any action, suit or proceeding, any claim that he or it is not subject personally to the jurisdiction of the above-named courts that the Member or Unitholder is immune from extraterritorial injunctive relief or other injunctive relief, that the Member's or Unitholder's property is exempt or immune from attachment or execution, that any action, suit or proceeding may not be brought or maintained in one of the above-named courts and should be dismissed on the grounds of forum non conveniens, should be transferred to any court other than one of the above-named courts, should be stayed by virtue of the pendency of any other action, suit or proceeding in any court other than one of the above-named courts, or that this Agreement or the subject matter of this Agreement may not be enforced in or by any of the above-named courts. Each of the Members and Unitholders hereby consents to service of process in any suit, action or proceeding in any manner permitted by the laws of the State of Minnesota or the State of Delaware (as applicable), agrees that service of process by registered or certified mail, return receipt requested, at the address specified in Section 10.2 is reasonably calculated to give actual notice and waives and agrees not to assert by way of motion, as a defense or otherwise, in any action, suit or proceeding any claim that service of process made in accordance with Section 10.2 does not constitute good and sufficient service of process. The provisions of this Section 10.3 will not restrict the ability of any party to enforce in any court any judgment obtained in the state or federal courts located in the States of Minnesota or Delaware.

        10.4    Waiver of Jury Trial.    To the extent not prohibited by applicable law which cannot be waived, the Company and each Member and Unitholder hereby waives, and covenants that they will not assert (whether as plaintiff, defendant or otherwise), any right to trial by jury in any forum in respect of any issue, claim, demand, action or cause of action arising out of or based upon this agreement or the subject matter of this Agreement, whether now existing or hereafter arising and whether sounding in tort or contract or otherwise.

        10.5    Severability.    If any provision of this Agreement is determined by a court to be invalid or unenforceable, that determination will not affect the other provisions of this Agreement, each of which will be construed and enforced as if the invalid or unenforceable portion were not contained in this Agreement. Any invalidity or unenforceability will not affect any valid and enforceable provision of this Agreement, and each other provision will be deemed to be effective, operative, made, entered into or taken in the manner and to the full extent permitted by law.

        10.6    Table of Contents, Headings.    The table of contents and headings used in this Agreement are used for administrative convenience only and do not constitute substantive matters to be considered in construing this Agreement.

        10.7    No Third Party Rights.    Except as provided in Section 5.15, the provisions of this Agreement are for the benefit of the Company, the Board of Managers, the Members and as specifically provided, the Unitholders, and no other Person, including (without limitation) creditors of the Company, will have any right or claim against the Company, the Board or any Member by reason of this Agreement or any provision of this Agreement or be entitled to enforce any provision of this Agreement.

[REMAINDER OF THIS PAGE BLANK]

PART 2.
ALLOCATIONS, DISTRIBUTIONS, TAX MATTERS,
ACCOUNTING AND DISSOLUTION

ARTICLE I.
DEFINITIONS

        1.1    Definitions.    The definitions in this Section 1.1 (and the definitions in Section 1.2 of Part 1) apply throughout this Agreement unless the context requires otherwise:

          "Asset Value" of any property of the Company, including property acquired in the Merger, means its adjusted basis for federal income tax purposes unless:

            (a)   the property was accepted by the Company as a Capital Contribution at a value different from its adjusted basis, in which event the initial Asset Value for the property will mean the gross fair market value of the property agreed to by the Company and the contributing Unitholder; or

            (b)   as a consequence of the issuance of additional Units or the redemption of all or part of the Interest of a Unitholder, the property of the Company is revalued in accordance with Section 4.3.

        As of any date, references to the "then prevailing Asset Value" of any property will mean the Asset Value last determined for the property less the depreciation, amortization and cost recovery deductions taken into account in computing Net Profit or Net Loss in fiscal periods subsequent to the prior determination date.

          "Capital Account" is defined in Section 4.2.

          "Capital Contribution" means with respect to any Unitholder, the amount of any money and the initial Asset Value of any other property contributed to the Company by the Unitholder and accepted by the Company pursuant to this Agreement. Each Person who becomes a Unitholder as a result of the Merger will be deemed to have made a Capital Contribution consisting of the Person's share, determined in proportion to Units issued in the Merger, of any money and the initial Asset Value of any other property received by the Company in the Merger.

          "Code" means the Internal Revenue Code of 1986, as amended.

          "Distribution" means money or other property distributed to a Unitholder pursuant to Article V or Article XII.

          "Fiscal Year" means the fiscal year of the Company for tax purposes, which will be the Company's taxable year as determined under Regulations Section 1.441-1 or Section 1.441-2 and the Regulations under Section 706 of the Code; provided that the Fiscal Year need not be the same as the GAAP Fiscal Year of the Company.

          "GAAP" means generally accepted accounting principles in effect in the United States of America from time to time.

          "GAAP Fiscal Year" means the fiscal year of the Company for GAAP purposes, as determined by the Board from time to time; provided that the GAAP Fiscal Year need not be the same as the Fiscal Year of the Company.

          "Net Profit" and "Net Loss" are defined in Section 5.5.1.

          "Regulations" means the Treasury regulations, including (without limitation) temporary regulations, promulgated under the Code.

          "Regulatory Allocations" is defined in Section 5.6.

          "Tax Matters Member" is defined in Section 8.1.

ARTICLE II.
[RESERVED]

ARTICLE III.
[RESERVED]

ARTICLE IV.
ALLOCATIONS AND CAPITAL ACCOUNTS

        4.1    Allocations.    The Net Profit and Net Loss of the Company and any items of income, gain, deduction or loss that are specially allocated in any fiscal period will be allocated among the Unitholders as provided in Article V.

        4.2    Capital Accounts.    A separate account (each a "Capital Account") will be established and maintained for each Unitholder which:

          (a)   will be increased by (i) the Unitholder's Capital Contribution, (ii) the amount of any Company liabilities assumed by the Unitholder or which are secured by any property distributed to the Unitholder, and (iii) the Unitholder's share of the Net Profit of the Company, and

          (b)   will be reduced by (i) the amount of money and the fair market value of any other property distributed to the Unitholder, (ii) the amount of any liabilities of the Unitholder assumed by the Company or which are secured by any property contributed by the Unitholder to the Company, including (but not limited to) the Unitholder's share, determined in proportion to Units issued in the Merger, of liabilities for which the Company becomes obligated in the Merger, and (iii) the Unitholder's share of the Net Loss of the Company.

        The Capital Accounts of the Company will be maintained in accordance with the provisions of Section 704(b) of the Code and the Regulations under Section 704(b) of the Code and this Agreement will be interpreted consistently with the foregoing.

        4.3    Revaluations of Assets and Capital Account Adjustments.    Unless otherwise determined by the Board of Managers, immediately preceding the issuance of additional Units in exchange for cash, property or services to a new or existing Unitholder and upon the redemption of the Units of a Unitholder, the then prevailing Asset Values of the Company will be adjusted to equal their respective gross fair market values, as determined in good faith by the Board, and any increase in the net equity value of the Company (Asset Values less liabilities) will be credited to the Capital Accounts of the Unitholders in the same manner as Net Profit is credited under Section 5.5.2 (or any decrease in the net equity value of the Company will be charged in the same manner as Net Loss is charged under Section 5.5.3).

        4.4    Additional Capital Account Adjustments.    Any income of the Company that is exempt from federal income tax will be credited to the Capital Accounts of the Unitholders in the same manner as Net Profit is credited under Section 5.5.2 when the income is realized. Any expenses or expenditures of the Company which may neither be deducted nor capitalized for tax purposes (or are so treated for tax purposes) will be charged to the Capital Accounts of the Unitholders in the same manner as Net Loss is charged under Section 5.5.3. If the Company is subject to an election under Section 754 of the Code to provide a special basis adjustment upon the transfer of an Interest in the Company or the distribution of property by the Company, Capital Accounts will be adjusted to the limited extent required by the Regulations under Section 704 of the Code following the transfer or distribution.

        4.5    Additional Provisions.    A Unitholder (whether or not a Member) has no right to demand a return of all or any part of the Unitholder's Capital Contributions or amounts stated in the Unitholder's Capital Account. No interest will be paid to any Unitholder with respect to the Unitholder's Capital Contributions or Capital Account. In the event that all or a portion of the Units of a Unitholder are transferred in accordance with this Agreement, the transferee of these Units will also succeed to all or the relevant portion of the Capital Account of the transferor.

ARTICLE V.
DISTRIBUTIONS AND ALLOCATIONS OF PROFIT AND LOSS

        5.1    Distributions.    The Board of Managers may make Distributions to the Unitholders in amounts and at times as the Board of Managers may determine in its sole discretion. Except as specified in Section 12.2, Distributions will be unitary within each Class of Units.

        5.2    No Violation.    Notwithstanding any provision to the contrary contained in this Agreement, the Company will not make a Distribution to any Unitholder if the Distribution would violate Section 18-607 of the Act or other applicable law.

        5.3    Withholdings.    All amounts withheld pursuant to the Code or any federal, state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or the Unitholders will be treated as amounts paid or distributed, as the case may be, to the Unitholders with respect to which such amount was withheld pursuant to this Section 5.3 for all purposes of this Agreement. The Board of Managers is authorized to withhold from Distributions to Unitholders, or with respect to allocations to Unitholders, and in each case to pay over to the appropriate federal, state, local or foreign government any amounts required to be so withheld. The Board will allocate any amounts to the Unitholders in respect of whose Distribution or allocation the tax was withheld and will treat the amounts as actually distributed to the Unitholders.

        5.4    Property Distributions and Installment Sales.    If any assets of the Company are distributed in kind pursuant to this Article V, these assets will be distributed to the Unitholders entitled thereto in the same proportions as the Unitholders would have been entitled to cash Distributions. The amount by which the fair market value of any property to be distributed in kind to the Unitholders exceeds or is less than the then prevailing Asset Value of the property will, to the extent not otherwise recognized by the Company, be taken into account in determining Net Profit and Net Loss and determining the Capital Accounts of the Unitholders as if the property had been sold at its fair market value immediately prior to the Distribution. If any assets are sold in transactions in which, by reason of Section 453 of the Code, gain is realized but not recognized, the gain will be taken into account when realized in computing gain or loss of the Company for purposes of allocation of Net Profit or Net Loss under this Article V and, if the sales will involve substantially all the assets of the Company, the Company will be deemed to have been dissolved and terminated [for purposes of allocation of Net Profit or Net Loss under this Article V] notwithstanding any election by the Members to continue the Company for purposes of collecting the proceeds of the sales.

5.5   Net Profit or Net Loss.

        5.5.1 The "Net Profit" or "Net Loss" of the Company for each Fiscal Year or relevant part of a Fiscal Year means the Company's taxable income or loss for federal income tax purposes for that period (including, without limitation, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code) with the following adjustments:

          (a)   Gain or loss attributable to the disposition of property of the Company with an Asset Value different than the adjusted basis of the property for federal income tax purposes will be computed with respect to the Asset Value of the property, and any tax gain or loss not included in

  Net Profit or Net Loss will be taken into account and allocated for federal income tax purposes among the Unitholders pursuant to Section 5.7.

          (b)   Depreciation, amortization or cost recovery deductions with respect to any property with an Asset Value that differs from its adjusted basis for federal income tax purposes will be computed in accordance with Asset Value, and any depreciation allowable for federal income tax purposes will be allocated in accordance with Section 5.7.

          (c)   Any items that are required to be specially allocated pursuant to Section 5.6 will not be taken into account in determining Net Profit or Net Loss.

        5.5.2    Allocations of Net Profit.    The Net Profit of the Company for any relevant fiscal period will be allocated and credited to the Capital Accounts of the Unitholders as follows:

          (a)   If the aggregate amounts previously charged to the Capital Account of any Unitholder with respect to Net Losses and unrealized losses allocated under Section 4.3 exceed the aggregate amounts previously credited to the Capital Account of the Unitholder with respect to Net Profit and unrealized gains allocated under Section 4.3, then Net Profit will be allocated (i) first, in proportion to the deficit Capital Account balance of each Unitholder with a deficit until all of the deficit balances are eliminated and (ii) thereafter, to each Unitholder in proportion to the Unitholder's share of any remaining excess of the charges over credits until the excess is eliminated; and

          (b)   Thereafter, the balance of the Net Profit will be allocated to the Unitholders pro rata in accordance with the Units held.

        5.5.3    Allocations of Net Loss.    The Net Loss of the Company for any relevant fiscal period will be allocated and charged to the Capital Accounts of the Unitholders as follows:

          (a)   The Net Loss will be successively allocated pro rata in accordance with Units to the Unitholders with positive balances in their Capital Accounts until the Capital Account balance of each Unitholder is reduced to zero; and

          (b)   Any remaining Net Loss will be allocated among the Unitholders holding Units pro rata in accordance with the Units held.

        5.5.4    Issuance of a Capital Interest for Services.    If the Company issues an Interest in consideration of services that would entitle the recipient to share in liquidation proceeds if the Company were hypothetically liquidated immediately following the issuance (a capital interest for federal income tax purposes), gross receipts of the Company will be specially allocated to the recipient in the amount of the entitlement and subtracted from the Net Profit or Net Loss to be allocated in accordance with this Section 5.5.

        5.6    Regulatory Allocations.    Although it is not anticipated that events will arise that will require application of this Section 5.6, provisions governing the allocation of taxable income, gain, loss, deduction and credit (and items thereof) are included in this Agreement as may be necessary to provide that the Company's allocation provisions contain a so-called "Qualified Income Offset" and comply with all provisions relating to the allocation of so-called "Nonrecourse Deductions" and "Member Nonrecourse Deductions" and the chargeback thereof as set forth in the Regulations under Section 704(b) of the Code (the "Regulatory Allocations"); provided, however, that all Regulatory Allocations that may be required will be offset by other Regulatory Allocations or special allocations of items so that each Unitholder's share of the Net Profit, Net Loss and capital of the Company will be the same as it would have been had the events requiring the Regulatory Allocations not occurred. For this purpose the Board of Managers, based on the advice of the Company's auditors or tax counsel, is hereby authorized to make any special curative allocations of tax items as may be necessary to minimize or eliminate any economic distortions that may result from any required Regulatory Allocations.

        5.7    Tax Allocations: Code Section 704(c) and Unrealized Appreciation or Depreciation.

        5.7.1    Contributed Assets.    In accordance with Section 704(c) of the Code, income, gain, loss and deduction with respect to any property contributed to the Company with an adjusted basis for federal income tax purposes different from the initial Asset Value at which the property was accepted by the Company will, solely for tax purposes, be allocated among the Unitholders so as to take into account the difference in the manner required by Section 704(c) of the Code and the applicable Regulations.

        5.7.2    Revalued Assets.    If upon the acquisition of additional Units in the Company by a new or existing Unitholder the Asset Value of any the assets of the Company is adjusted pursuant to Section 4.3, subsequent allocations of income, gain, loss and deduction with respect to the assets will, solely for tax purposes, be allocated among the Unitholders so as to take into account the adjustment in the same manner as under Section 704(c) of the Code and the applicable Regulations.

        5.7.3    Elections and Limitations.    The allocations required by this Section 5.7 are solely for purposes of federal, state and local income taxes and will not affect the allocation of Net Profit or Net Loss as between Unitholders or any Unitholder's Capital Account. All tax allocations required by this Section 5.7 will be made in accordance with Regulation Section 1.704-3 using the method elected by the Board of Managers with the advice of the Company's auditors or tax counsel.

        5.7.4    Allocations.    Except as noted above, all items of income, deduction and loss will be allocated for federal, state and local income tax purposes in the same manner as the items are allocated for purposes of calculating Net Profit and Net Loss.

        5.8    Other Allocation Rules.

        5.8.1     Net Profit, Net Loss, and any other items of income, gain, loss, or deduction will be allocated to the Unitholders pursuant to this Article V as of the last day of each Fiscal Year and at the times as the Asset Values of property are adjusted pursuant to clause (b) of the definition of "Asset Value" in Article I.

        5.8.2     Except as otherwise provided in Section 10.1, all Net Profit and Net Loss allocable to the Unitholders or the holders of specified Units or a specified Class of Units will be allocated among them in proportion to the Units or specified Units or the Units of the specified Class, respectively, held by each; provided that when Units are issued pursuant to Part I, Article 3 of this Agreement during a Fiscal Year, the Net Profit (or Net Loss) allocated to the Unitholders for the Fiscal Year will be allocated among the Unitholders or the holders of specified Units or a specified class of Units in a manner that takes into account their varying interests in the Company during the Fiscal Year using any permissible methods under Code Section 706 and the Regulations under Code Section 706 and any conventions permitted by law as may be specified in the terms governing the issuance of the Units or, if not specified, as directed by the Board of Managers. The Unitholders acknowledge that the method and convention designated pursuant to this Section 5.8.2. constitutes an agreement among the partners within the meaning of Section 1.706-1 of the regulations.

ARTICLE VI.
[RESERVED]

ARTICLE VII.
[RESERVED]

ARTICLE VIII.
TAX AND ACCOUNTING

        8.1    Tax Matters Member.    The Board of Managers will have the authority to designate, remove and replace a qualifying Member to act as the tax matters partner (the "Tax Matters Member") within the meaning of and pursuant to Regulations Sections 301.6231(a)(7)-1 and -2 or any similar provision under state or local law.

        8.2    Indemnity of Tax Matters Member.    The Company will indemnify and reimburse the Tax Matters Member for all expenses (including, without limitation, legal and accounting fees) incurred as Tax Matters Member pursuant to this Article VIII in connection with any administrative or judicial proceeding with respect to the tax liability of the Members attributable to interest in the Company.

        8.3    Tax Returns.    Unless otherwise agreed by the Board of Managers, all returns of the Company will be prepared by the Company's accountants.

        8.4    Tax Matters.    The Board of Managers will have the power and authority, without any further consent of the Unitholders being required, to cause the Company to make any and all elections for federal, state, local, and foreign tax purposes including (without limitation), any election, if permitted by applicable law: (a) to take any action necessary or appropriate to make, continue or revoke an election pursuant to Code Section 754, and to adjust the basis of Property pursuant to Code Sections 734(b) and 743(b), or comparable provisions of state, local or foreign law, in connection with Transfers of Interests and Company distributions; (b) to extend the statute of limitations for assessment of tax deficiencies against the Unitholders with respect to adjustments to the Company's federal, state, local or foreign tax returns; (c) to the extent provided in Code Sections 6221 through 6231 and similar provisions of federal, state, local, or foreign law, to represent the Company and the Unitholders before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company or the Unitholders in their capacities as Unitholders; and (d) to file any tax returns and execute any agreements or other documents relating to or affecting tax matters, including (without limitation) agreements or other documents that bind the Unitholders with respect to tax matters.

        8.5    Accounting; Fiscal Year.    The Company will use the accrual method of accounting in preparing its financial reports and for tax purposes and will keep its books and records accordingly. The Board of Managers may, without any further consent of the Members (except as specifically required by the Code), apply for Internal Revenue Service consent to, and otherwise effect, a change in the Fiscal Year.

        8.6    Books and Records; Reports.    The books and records of the Company will be kept, and the financial position and the results of its operations recorded, in accordance with GAAP, consistently applied, provided, that the financial provisions in this Agreement relating to Capital Contributions, Net Profit and Net Loss, Distributions and Capital Accounts will be construed and determined in accordance with this Agreement without regard to whether the provisions are consistent with GAAP. The Chief Financial Officer of the Company will be responsible for causing the preparation of financial reports of the Company and the coordination of financial matters of the Company with the Company's accountants. The Board of Managers will cause to be made available promptly to Members any information that is required by this Agreement, the Act or other applicable law to be made available to the Members.

        8.7    Filings.    At the Company's expense, the Board of Managers will cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities and to have prepared and to furnish to each Member any information with respect to the Company (including, without limitation, a Schedule setting forth the Unitholder's distributive share of the Company's income, gain, loss, deduction and credit as determined for federal income tax purposes) that is necessary to enable the Member to prepare the Member's federal and state income tax returns. The Board of Managers, at the Company's expense, will also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative authorities, all reports required to be filed by the Company with those authorities under then current applicable laws, rules and regulations.

ARTICLE IX.
[RESERVED]

ARTICLE X.
TRANSFERS

        10.1    Distributions and Allocations in Respect of Transferred Units.    If any Units are Transferred during any Fiscal Year in compliance with the Transfer Rules, Net Profit, Net Loss, each item thereof, and all other items attributable to the Transferred Units for the Fiscal Year will be divided and allocated between the transferor and the transferee by taking into account their varying interests during the Fiscal Year in accordance with Code Section 706(d), using any conventions permitted by law and adopted from time to time by the Board of Managers. All distributions on or before the date of the Transfer will be made to the transferor, and all distributions thereafter will be made to the transferee. Neither the Company nor any Unitholder will incur any liability for making allocations and distributions in accordance with the provisions of this Section 10.1, whether or not the Unitholders or the Company has knowledge of any Transfer of any Units. The Unitholders acknowledge that the method and convention designated by the Board of Managers constitutes an agreement among the partners within the meaning of Section 1.706-1 of the regulations.

ARTICLE XI.
[RESERVED]

ARTICLE XII.
DISSOLUTION AND WINDING UP

        12.1    Events of Dissolution.    The Company will be dissolved upon the happening of any of the following events: (a) the entry of a decree of judicial dissolution under Section 18-802 of the Act, or (b) the approval of the dissolution of the Company by Members representing not less than two-thirds of the total possible number of votes that may be cast.

        12.2    Liquidation.    Upon dissolution of the Company for any reason, the Company will immediately commence to wind up its affairs. A reasonable period of time will be allowed for the orderly termination of the Company's business, discharge of its liabilities, and distribution or liquidation of the remaining assets so as to enable the Company to minimize the normal losses attendant to the liquidation process. Subject to any priority distributions or liquidation preferences of any Units of any Class, the Company's property and assets or the proceeds from the liquidation of the Company will be distributed as follows:

          (a)   first for the payment of all debts and liabilities of the Company (other than any outstanding loans from the Unitholders);

          (b)   next for the establishment of any reserves deemed necessary to cover any contingent liabilities or obligations of the Company;

          (c)   next for the payment of any outstanding loans from the Unitholders; and

          (d)   finally to Unitholders pro rata in accordance with their positive Capital Account balances, after giving effect to all contributions, distributions and allocations for all periods.

        A full accounting of the assets and liabilities of the Company will be taken and a statement of this accounting will be made available to each Unitholder promptly after the distribution of all of the assets of the Company. This accounting and statements will be prepared under the direction of the Board of Managers.

        12.3    No Further Claim.    Upon dissolution, each Unitholder will have recourse solely to the assets of the Company for the amounts due under Section 12.2, and if the Company's property remaining after payment or discharge of the debts and liabilities of the Company, other than debts and liabilities owed to one or more of the Unitholders, is insufficient to pay or discharge debts or liabilities owed to one or more of the Unitholders and/or return the aggregate Capital Accounts of each Unitholder, the Unitholder will have no recourse against the Company, the Board of Managers or any other Unitholder.

        [REMAINDER OF THIS PAGE BLANK]

Appendix D

January 9, 2004

Board of Directors
Midwest Investors of Renville, Inc.
(d.b.a. Golden Oval Eggs)
340 Dupont Avenue N.E.
P.O. Box 615
Renville, MN 56284

Members of the Board:

        We understand that Midwest Investors of Renville, Inc. (d.b.a. Golden Oval Eggs), a Minnesota cooperative corporation (the "Company"), proposes to reorganize (the "Reorganization") the structure of the Company by merger (the "Merger") of the Company into Golden Oval Eggs, LLC, a newly formed Delaware limited liability company ("Newco"). In the Merger, each holder of shares of Company common stock would be issued one Class A unit of Newco (each a Unit and collectively, the "Units") for each share of Company common stock. Upon completion of the Merger, the Company will cease to exist and Newco will continue as the sole surviving entity. The Reorganization will be effected pursuant to a Transaction Agreement and related Agreement and Plan of Merger (collectively, the "Agreement") each by and between the Company and Newco. Capitalized terms not otherwise defined herein shall have the same meaning as in the Agreement.

        For purposes of evaluating the potential gain or loss for tax and accounting reporting to the Company and its members arising in the Reorganization, you have requested our opinion as to (a) the fair market value of the equity of the Company immediately prior to the Merger (the "Company Equity Value") and (b) the fair market value of a Unit of Newco immediately following the Merger (the "Newco Unit Value"). Management of the Company, based on advice of Company tax counsel, has determined that the existing net operating loss carry forwards will not survive the Merger and therefore are not assets for which taxable gain or loss must be determined in the context of the Reorganization. Accordingly, at management's direction, we have not, for purposes of determining Company Equity Value, ascribed any value to the net operating loss carry forwards of the Company.

        For purposes of this opinion and with your consent, (i) Company Equity Value is understood to mean an estimated amount based on the value of the equity of the Company as a whole as of January 9, 2004, on a going concern, as if sold basis, between a willing buyer and a willing seller, neither being under compulsion, each having a reasonable knowledge of all relevant facts, and (ii) we have estimated the Newco Unit Value by applying minority and lack of marketability discounts, as appropriate, to each holder's ratable interest in the Company Equity Value to which Newco will succeed in the Merger. We make no representation as to the sufficiency, legal or otherwise, of our opinion for your purposes. Greene Holcomb & Fisher LLC ("GH&F"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes. We will receive a fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Merger. The Company has also agreed to indemnify us against certain liabilities in connection with our services. We have furnished other valuation services to the Company in the last 12 months for which we have received customary fees.

        In arriving at our opinion, we have undertaken the following review, analyses and inquiries:

            (i)  we reviewed a draft dated December 5, 2003 of the Agreement;

           (ii)  we reviewed a draft dated December 5, 2003 of the Newco Limited Liability Company Agreement;

          (iii)  we reviewed certain financial, operating and business information related to the Company on a stand-alone basis, including the Company's annual reports (with audited financial statements) for the fiscal years ended August 31, 1998-2002, the Company's audited financial statements for the fiscal year ended August 31, 2003, and the Company's unaudited financial statements for the three months ended November 30, 2003;

          (iv)  we reviewed certain internal historical financial and other information of the Company and certain projected financial and other information of the Company and Newco, prepared for financial planning purposes and furnished by the management of the Company, including Company management's projections of the Company's and Newco's financial performance for the fiscal years ending 2004-2008;

           (v)  we conducted a visit to the Company's facility in Renville, Minnesota;

          (vi)  to the extent publicly available, we reviewed and analyzed financial data of selected public companies deemed comparable to the Company;

         (vii)  to the extent publicly available, we reviewed and analyzed financial data of selected transactions of companies deemed comparable to the Company;

        (viii)  we conducted a discounted cash flow analysis on the Company based on projections that were prepared by Company management; and

          (ix)  we reviewed industry news relating to transactions in the poultry and egg processing marketplace and historical egg prices.

        We have had discussions with members of the management of the Company concerning the financial condition, current operating results and business outlook for the Company and Newco.

        We have relied upon and assumed the accuracy and completeness of the financial statements and other information provided to us by the Company, or otherwise made available to us, and have not assumed responsibility for the independent verification of such information. We have relied upon the assurances of the management of the Company that the information provided to us as set forth above by the Company has been prepared on a reasonable basis in accordance with industry practice and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates and judgment of management, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We express no opinion as to such financial planning data and other business outlook information or the assumptions on which they are based. Without limiting the generality of the foregoing, the financial planning data furnished by the Company indicates, and we assume at your direction and with your consent and in accordance with Company management's projections that, for purposes of this opinion, immediately following the Merger, no material change in the business, operations, cash flows or capital structure (including that the Units are entitled to the entire residual value of Newco) of the Company will occur by reason of the Merger. GH&F expresses no opinion regarding any potential tax or accounting consequences of the Merger. We have not been furnished any information concerning, nor have our analyses accounted for, any potential financial impact of any such tax or accounting consequences of the Merger, including any such consequences arising by reason of differences in taxation of income between cooperative corporations and limited liability companies.

        We have also assumed the Merger will be consummated pursuant to the terms of the Agreement without material modifications thereto and without waiver by any party of any material conditions or obligations thereunder. In addition, in arriving at our opinion, we have assumed that, in the course of obtaining any necessary regulatory approvals for the Merger, no restrictions, including any divestiture requirements, will be imposed that would have a material adverse effect on the contemplated benefits of the Merger.

        In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (contingent or other) of the Company, have not made any physical inspection of tangible assets, and have not been furnished with any such appraisals or valuations.

        This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. In this regard, we have assumed with your consent that for purposes of our opinion concerning Company Equity Value and Newco Unit Value, the Merger occurred as of January 9, 2004. Except as contemplated by the engagement letter between us, we have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

        This opinion is directed to the Board of Directors of the Company and is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how to vote with respect to the Reorganization. Except as contemplated by the engagement letter between us, this opinion shall not be published or used, nor shall any public references to us be made, without our prior written approval. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Reorganization or structure thereof, the relative merits of the Reorganization compared to any alternative business strategy or transaction in which the Company might engage, the process by which the Reorganization was originated, negotiated, approved or consummated, or any other term, condition or aspect of the Reorganization.

        Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Company Equity Value is estimated to be $30.4 million and the Newco Unit Value, assuming the issuance of 4,581,832 Units upon consummation of the Merger, is estimated to be at $4.07 per Unit.

Sincerely,
/s/ GREENE HOLCOMB & FISHER LLC GREENE HOLCOMB & FISHER LLC

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

        The Limited Liability Company Agreement of the registrant authorizes the registrant to indemnify any present or former director or officer to the fullest extent not prohibited by applicable law. The Delaware Limited Company Act authorizes a limited liability company to indemnify its directors, officers, employees or agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including provisions permitting advances for expenses incurred) arising under the Securities Act of 1933.

        The registrant has agreed that if the merger is completed, all rights to indemnification (including payment of litigation expenses) of current or former directors, officers and employees of the cooperative and its subsidiaries arising from actions taken before the consummation of the merger, under Minnesota law and in the cooperative's articles of incorporation and bylaws, will be assumed by the registrant, continue in full force and effect for six years from the effective date of the merger and be guaranteed by the registrant.

        In addition, the registrant will maintain directors' and officers' liability insurance under which the registrant's directors and officers are insured against loss (as defined in the policy) resulting from claims brought against them for their wrongful acts in such capacities.

Item 21. Exhibits and Financial Statement Schedules

  (a)
  Exhibits.

Number	Description
2.1	Amended and Restated Agreement and Plan of Merger between Midwest Investors of Renville, Inc. and Golden Oval Eggs, LLC (included as Appendix A to the Disclosure Statement—Prospectus)
3.1	Certificate of Formation of Golden Oval Eggs, LLC (included as Appendix B to the Disclosure Statement—Prospectus)
3.2	Amended and Restated Limited Liability Company Agreement of Golden Oval Eggs, LLC (included as Appendix C to the Disclosure Statement—Prospectus)
5.1	Opinion of Lindquist & Vennum P.L.L.P regarding legality*
8.1	Opinion of Lindquist & Vennum P.L.L.P regarding tax matters*
10.1	Employment and Non-Competition Agreement between Dana Persson and Midwest Investors of Renville, Inc.*
10.2	Feed Supply Agreement between State Line Cooperative and Midwest Investors of Renville, Inc.*
10.3	Grain Handler Operating Agreement between Co-op Country Farmers Elevator and Midwest Investors of Renville, Inc.*
10.4	Grain Handler Operating Agreement between Farmers Cooperative Company and Midwest Investors of Renville, Inc.*
10.5	Litter Handling Agreement between Farmers Cooperative Company and Midwest Investors of Renville, Inc.* **

10.6	Litter Handling Agreement between Co-op Country Farmers Elevator and Midwest Investors of Renville, Inc.* **
10.7	Independent Contractor Agreement for Pullet Production among Pullet Connection, Inc., Barbara Frank and Midwest Investors of Renville, Inc.* **
10.8	Joint Venture Agreement between Midwest Investors of Iowa, Cooperative and Midwest Investors of Renville, Inc.*
10.9	Land Lease Agreement Between Midwest Investors of Iowa, Cooperative and Midwest Investors of Renville, Inc.*
23.1	Consent of Moore Stephens Frost PLC
23.2	Consent of Lindquist & Vennum P.L.L.P. (included in exhibit 5.1)
23.3	Consent of Greene Holcomb & Fisher LLC*
24.1	Power of Attorney*
99.1	Form of Mail Ballot of Midwest Investors of Renville, Inc.*
99.2	Articles of Incorporation of Midwest Investors of Renville, Inc.*
99.3	Bylaws of Midwest Investors of Renville, Inc.*
99.4	Form of Consent to Termination of Uniform Marketing Agreement*

*
Previously filed.

**
Certain portions of this exhibit have been deleted and filed separately with the Commission pursuant to a request for confidential treatment under Rule 406 under the Securities Act.

(b)
Financial Statement Schedules.

Not applicable.

(c)
Report, Opinion or Appraisal.

Not applicable.

Item 22. Undertakings

          (a)   The undersigned registrant hereby undertakes:

            (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

              (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement;

            (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

            (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c)   The undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (d)   The undersigned registrant hereby undertakes that every prospectus:

                (i)  that is filed pursuant to paragraph (c) immediately preceding, or

               (ii)  that purports to meet the requirements of Sections 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (e)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Renville, State of Minnesota on May 5, 2004.

GOLDEN OVAL EGGS, LLC
/s/ DANA PERSSON Dana Persson President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on May 5, 2004.

/s/ DANA PERSSON Dana Persson President/Chief Executive Officer (principal executive officer)
* Doug Leifermann Vice President/Chief Financial Office (principal financial and accounting officer)
* Marvin Breitkreutz Manager, Chairman
* Mark Chan Manager, Secretary/Treasurer
* Chris Edgington Manager, Vice Chairman
* Thomas Jacobs Manager
* Brad Petersburg Manager

* Randy Tauer Manager
* Jeff Woodley Manager
*By:/s/ DANA PERSSON Dana Persson, Attorney-In-Fact

INDEX TO EXHIBITS

Number	Description
2.1	Amended and Restated Agreement and Plan of Merger between Midwest Investors of Renville, Inc. and Golden Oval Eggs, LLC (included as Appendix A to the Disclosure Statement—Prospectus)
3.1	Certificate of Formation of Golden Oval Eggs, LLC (included as Appendix B to the Disclosure Statement—Prospectus)
3.2	Amended and Restated Limited Liability Company Agreement of Golden Oval Eggs, LLC (included as Appendix C to the Disclosure Statement—Prospectus)
5.1	Opinion of Lindquist & Vennum P.L.L.P regarding legality*
8.1	Opinion of Lindquist & Vennum P.L.L.P regarding tax matters*
10.1	Employment and Non-Competition Agreement between Dana Persson and Midwest Investors of Renville, Inc.*
10.2	Feed Supply Agreement between State Line Cooperative and Midwest Investors of Renville, Inc.*
10.3	Grain Handler Operating Agreement between Co-op Country Farmers Elevator and Midwest Investors of Renville, Inc.*
10.4	Grain Handler Operating Agreement between Farmers Cooperative Company and Midwest Investors of Renville, Inc.*
10.5	Litter Handling Agreement between Farmers Cooperative Company and Midwest Investors of Renville, Inc.* **
10.6	Litter Handling Agreement between Co-op Country Farmers Elevator and Midwest Investors of Renville, Inc.* **
10.7	Independent Contractor Agreement for Pullet Production among Pullet Connection, Inc., Barbara Frank and Midwest Investors of Renville, Inc.* **
10.8	Joint Venture Agreement between Midwest Investors of Iowa, Cooperative and Midwest Investors of Renville, Inc.*
10.9	Land Lease Agreement Between Midwest Investors of Iowa, Cooperative and Midwest Investors of Renville, Inc.*
23.1	Consent of Moore Stephens Frost PLC
23.2	Consent of Lindquist & Vennum P.L.L.P. (included in exhibit 5.1)
23.3	Consent of Greene Holcomb & Fisher LLC*
24.1	Power of Attorney*
99.1	Form of Mail Ballot of Midwest Investors of Renville, Inc.*
99.2	Articles of Incorporation of Midwest Investors of Renville, Inc.*
99.3	Bylaws of Midwest Investors of Renville, Inc.*
99.4	Form of Consent to Termination of Uniform Marketing Agreement*

*
Previously filed.

**
Certain portions of this exhibit have been deleted and filed separately with the Commission pursuant to a request for confidential treatment under Rule 406 under the Securities Act.

QuickLinks

DISCLOSURE STATEMENT—PROSPECTUS TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE CONVERSION
SUMMARY
SUMMARY FINANCIAL INFORMATION
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
COMPARISON OF RIGHTS OF MEMBERS
THE SPECIAL MEETING
THE CONVERSION
THE MERGER AGREEMENT
INTERESTS OF CERTAIN PERSONS IN THE CONVERSION
SELECTED FINANCIAL DATA OF THE COOPERATIVE
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL EQUITYHOLDERS
DESCRIPTION OF UNITS IN THE LLC
FEDERAL INCOME TAX CONSIDERATIONS
Estimate of Taxable Income, Gain and Loss by Shareholder Group
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS MIDWEST INVESTORS OF RENVILLE, INC. (D.B.A. "GOLDEN OVAL EGGS")
Independent Auditor's Report
MIDWEST INVESTORS OF RENVILLE, INC. d/b/a GOLDEN OVAL EGGS Statements of Operations For the Years Ended August 31, 2003, 2002 and 2001 (In Thousands, except per share data)
Statements of Changes in Patrons' Equity For the Years Ended August 31, 2003, 2002 and 2001
MIDWEST INVESTORS OF RENVILLE, INC. d/b/a GOLDEN OVAL EGGS Statements of Cash Flows For the Years Ended August 31, 2003, 2002 and 2001 (In Thousands, except per share data)
MIDWEST INVESTORS OF RENVILLE, INC. d/b/a GOLDEN OVAL EGGS Notes to Financial Statements August 31, 2003, 2002 and 2001 (In Thousands, except per share data)
MIDWEST INVESTORS OF RENVILLE, INC. d/b/a GOLDEN OVAL EGGS Statements of Operations For the Six Months Ended February 29, 2004 and February 28, 2003 (In Thousands, except per share data)
MIDWEST INVESTORS OF RENVILLE, INC. d/b/a GOLDEN OVAL EGGS Statements of Cash Flows For the Six Months Ended February 29, 2004 and February 28, 2003 (In Thousands)
MIDWEST INVESTORS OF RENVILLE, INC. d/b/a GOLDEN OVAL EGGS Notes to Condensed Financial Statements February 29, 2004 and August 31, 2003 (In Thousands)
  Appendix A
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
  Appendix B
CERTIFICATE OF FORMATION OF GOLDEN OVAL EGGS, LLC
  Appendix C
GOLDEN OVAL EGGS, LLC AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT DATED AS OF [ ], 2004
TABLE OF CONTENTS
GOLDEN OVAL EGGS, LLC AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
ARTICLE I. DEFINITIONS
  Appendix D
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 20. Indemnification of Directors and Officers
  Item 21. Exhibits and Financial Statement Schedules
  Item 22. Undertakings
SIGNATURES
INDEX TO EXHIBITS